# EASYLINK®
SERVICES

Letter to Stockholders

Notice of Meeting and Proxy Statement for
our 2005 Annual Meeting of Stockholders

2004 Annual Report on Form 10-K

EASYLINK SERVICES

**Please note that, on the cover page of this document, the reference to "2004 Annual Report on Form 10-K" should read "2004 Annual Report to Stockholders"**

May 18, 2005

To our stockholders, customers, partners, and employees:

A year ago I used the phrase "the end of the beginning" to describe the period in our corporate lifecycle we had just concluded. Closing out this beginning phase involved all of the typical integration tasks of merging multiple companies together – establishing a new value proposition with our customers, building a unified high-performance team, and making the product line, network, and servicing infrastructure fully cost and feature competitive. Financially, we had turned our first quarterly profit and substantially reduced our debt risk. Strategically, we were about a year into implementing a plan built upon 4 key initiatives: building financial strength; becoming our industry's quality leader driven by the discipline of Six Sigma; expanding the markets we serve globally; and developing and delivering new transaction management services and capabilities. With these accomplishments in place, we have concentrated in this past year on frankly more mainstream tactical execution activities related to implementing our strategic plan than we have been able to in the past.

**Full Year Profitability Enables an Increased Investment in Sales**

2004 was our first full year of positive operating income, one we closed with our sixth consecutive profitable quarter. With an improved product line and industry-leading quality in place we began to aggressively re-invest these profits into the engines of our future growth – sales, marketing, and product development. In the United States, we effectively doubled the size of EasyLink's field sales representatives serving major accounts. In Europe, we added technical consultants to better support the sale of complex application sales. Attracted by the strength of our strategic platform, this expanded team brings us valuable experience and perspectives gained at leading solutions companies including IBM, Tandem, British Telecom, Sterling Commerce, BEA Software and ADP, among others. To support our strengthened sales team, we have developed industry focused marketing programs in the financial services and supply chain markets where EasyLink has traditionally been strong, as well as in relatively new markets for us such as professional services and healthcare.

**Strengthening Product Development**

We have invested in product development because even the best sales and marketing capabilities would be of little consequence without product strength. This includes the ability to understand and meet a customer's current and future application needs with solutions that improve the speed, cost, and quality of one or more of their business processes. It requires the skills and flexibility to quickly customize a solution, using strategic technology partners as necessary, to reduce a customer's burden of complex technology integration. In 2004, EasyLink introduced important new solutions in secure document delivery and document workflow. We developed an entirely new set of online tools to facilitate the administration of our EDI and Integrated Desktop Messaging services by our enterprise customers. We broadened the industry solution support for our Document Capture and Management Services beyond insurance claims into insurance underwriting and billing, various banking transactions, timesheet and purchase order processing. The breadth and strength of our solutions portfolio is much improved over a year ago, and well ahead of what EasyLink started with in 2001.

**Quality Leadership**

Quality is a key part of our product strength equation. This March we concluded the third full year of the journey toward our ultimate goal of Six Sigma quality. Six Sigma is a rigorous and disciplined approach to running a company that is based on the measurement and statistical analysis of results against a defined set of performance improvement targets. EasyLink's approach to Six Sigma is unique in that all of our targets are customer visible –such as network availability, the length of time it takes us to handle a transaction or to resolve a customer problem, and a composite view of customer satisfaction based on survey data. Since the inception of Six Sigma at EasyLink we have increased our overall quality (as measured by our performance against all of our performance improvement targets) by more than 80%, moving us beyond the quality levels of an average company to that of a world-class software company. Ultimately, the success of our business depends on the extent to which our customers and potential customers believe that their business will run better if they outsource a part of it to us. It's a trust relationship. Six Sigma gives us important competitive advantages by providing hard data to substantiate our claim to be able to do something better than a customer could do with one of our competitors, and better than a customer continuing to run a business process completely on its own.

## Increasing Focus by Divesting Non-Core Services and Assets

In 2004 EasyLink divested MailWatch, an anti-virus/anti-spam service, and also a large portfolio of Internet domain names. Both were assets contributed by an EasyLink predecessor company that was highly focused on interpersonal e-mail communications. Neither was central to our mission to make customers more competitive by reducing manual or paper-based business processes through our transaction delivery and management services. Divesting these assets brought new capital into EasyLink, but more importantly, allowed all functional areas of the company to focus all of their attention on the core business.

## Securing Our Future – Wells Fargo Credit Facility

EasyLink obtained a $15 million senior credit facility in December, 2004 from Wells Fargo-Foothill. This refinancing further strengthens EasyLink financially. Based on current interest rate levels, the new facility compares favorably to the 12% rate of our previous senior debt. Most importantly, it significantly improves our cash flow in 2005 and 2006 as the new financing spreads out our debt principal payments over 5 years and eliminates the $5.6M principal payment that otherwise would have been due June 1, 2006 on one of our senior notes being refinanced. With this financing we completed our debt restructuring initiative commenced nearly 4 years ago.

## EasyLink's Transformational Phase

Building upon this foundation, last year we began executing the plan to accelerate the transformation of EasyLink's revenue to being primarily derived from Transaction Management services. As we have previously discussed, today's EasyLink is composed of two related service lines: Transaction Delivery, involving primarily the electronic delivery of messages and transactions for our customers via telex, fax and EDI; and Transaction Management, which integrates a range of services that help customers better manage a business process in addition to delivering a message or transaction. However, the revenue stream from our older Transaction Delivery services, which was 90% of our total revenue at the beginning of 2004, is shrinking, while the revenue stream from our newer Transaction Management services, which was 10% at the beginning of 2004, is growing. We closed 2004 with Transaction Delivery services representing 84% of our total business, and Transaction Management services representing 16%. Clearly, while the transition to our growth services is occurring, the faster it happens, the better off we will be. In early 2005 we took an important next step by restructuring the Company into two business units - Transaction Delivery Services, which is focused on maintaining our services for both customer satisfaction and profitability, and Transaction Management Services, which is completely focused on helping our customers improve their business processes. We believe that this action will allow EasyLink to improve our ability to stabilize Transaction Delivery revenues while growing Transaction Management revenues, as each will have a dedicated team focused on that specific task.

Our primary goal for 2005 is to generate a substantially greater proportion of our revenue from Transaction Management services growing from 16% of total revenues in 2004 to approximately 25% of total revenues for 2005. We will continue to invest in the initiatives required to drive this growth, resulting in increased 2005 expense levels relative to 2004 and an adverse effect on short-term earnings. We believe that our strengthened balance sheet, credit facility and continued focus on streamlining operations provides adequate financial resources to fund these initiatives, which will drive substantial Transaction Management Services growth this year and create a sustainable revenue growth engine for 2006.

As I stated at the outset of this letter, now that we have moved beyond the beginning phase of our corporate lifecycle we are sharpening our focus on the fundamentals of business execution – financial management, product development, marketing and sales. Coupled with our intense focus on customer success we believe we have the key elements in place to achieve our immediate and future objectives.



Thomas F. Murawski
Chairman, President and Chief Executive Officer

EASYLINK SERVICES CORPORATION
33 KNIGHTSBRIDGE ROAD
PISCATAWAY, NJ 08854

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 21, 2005

The Annual Meeting of Stockholders (the "Annual Meeting") of EasyLink Services Corporation, a Delaware corporation (the "Company" or "EasyLink"), will be held at 9 a.m. local time on Tuesday, June 21, 2005 at Radisson Hotel Piscataway, 21 Kingsbridge Road, Piscataway, NJ 08854 for the following purposes:

1. To elect seven directors of EasyLink to serve until the 2006 Annual Meeting of Stockholders or until their respective successors are elected and qualified;

2. To approve the Company's 2005 Stock and Incentive Plan; and

3. To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

The foregoing items of business, including the nominees for directors, are more fully described in the Proxy Statement which is attached and made a part of this Notice. The Board of Directors has fixed the close of business on April 25, 2005 as the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof.

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. HOWEVER, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, YOU ARE URGED TO MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE POSTAGE-PREPAID ENVELOPE PROVIDED TO ENSURE YOUR REPRESENTATION AND THE PRESENCE OF A QUORUM AT THE ANNUAL MEETING. IF YOU SEND IN YOUR PROXY CARD AND THEN DECIDE TO ATTEND THE ANNUAL MEETING TO VOTE YOUR SHARES IN PERSON, YOU MAY STILL DO SO. YOUR PROXY IS REVOCABLE IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN THE PROXY STATEMENT.

By Order of the Board of Directors

David Ambrosia

DAVID W. AMBROSIA
Executive Vice President, General Counsel and Secretary

Piscataway, New Jersey
May 18, 2005

EASYLINK SERVICES CORPORATION
33 KNIGHTSBRIDGE ROAD
PISCATAWAY, NJ 08854

# PROXY STATEMENT

## GENERAL

The enclosed proxy is solicited by the Board of Directors of EasyLink Services Corporation, a Delaware corporation (the "Company" or "EasyLink"), for use at the Annual Meeting of Stockholders of the Company (the "Annual Meeting") to be held at 9 a.m. local time on Tuesday, June 21, 2005 at Radisson Hotel Piscataway, 21 Kingsbridge Road, Piscataway, NJ 08854, and any adjournment or postponement thereof.

The Company's principal offices are located at 33 Knightsbridge Road, Piscataway, New Jersey 08854. This Proxy Statement and the accompanying proxy card are being mailed to the stockholders of the Company on or about May 18, 2005 or as soon as practicable thereafter.

## REVOCABILITY OF PROXIES

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Company (Attention: David W. Ambrosia, Executive Vice President, General Counsel and Secretary) a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person.

## RECORD DATE; VOTING SECURITIES

The close of business on April 25, 2005 has been fixed as the record date (the "Record Date") for determining the holders of shares of common stock of the Company entitled to notice of and to vote at the Annual Meeting. At the close of business on the Record Date, the Company had approximately 44,426,427 shares of Class A common stock outstanding held of record by approximately 640 stockholders.

## VOTING AND SOLICITATION

Each outstanding share of Class A common stock on the Record Date is entitled to one vote on all matters, subject to the conditions described below. The presence, in person or by proxy, of the holders of a majority in voting power of the outstanding shares of Class A common stock is necessary to constitute a quorum. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary authority to vote on that proposal and has not received instructions from the beneficial owner.

The nominees for election as directors at the Annual Meeting will be elected by a plurality of the votes of the shares of Class A common stock present in person or represented by proxy at the meeting and entitled to vote thereon. Abstentions and broker "non-votes" are not counted for the purposes of the election of directors.

Approval of the EasyLink Services Corporation 2005 Stock and Incentive Plan will require the affirmative vote of the holders of a majority of the votes of the shares of Class A common stock present in person or represented by proxy at the meeting and entitled to vote thereon. Abstentions will be counted towards the tabulations of votes cast on this proposal and will have the same effect as a vote "AGAINST" such matters. Broker "non-votes" will not be counted for purposes of determining whether this proposal has been approved.

If the enclosed proxy is properly executed and returned, it will be voted in the manner directed by the stockholder. If no instructions are specified with respect to a matter to be acted upon, proxies will be voted "FOR" the election of the nominees for directors listed in this Proxy Statement, "FOR" the approval of the Company's 2005 Stock and Incentive Plan and in the discretion of the proxy holders on any other matters that may properly come before the meeting, as applicable.

The solicitation of proxies will be conducted by mail, and the Company will bear all attendant costs. The Company may conduct further solicitation personally, telephonically or by facsimile through its officers, directors and employees, none of whom will receive additional compensation for assisting with the solicitation.

PROPOSAL NO. I

ELECTION OF DIRECTORS

NOMINEES

At the Annual Meeting, the stockholders will elect seven (7) directors to serve until the next Annual Meeting of Stockholders or until their respective successors are elected and qualified. In the event any nominee is unable or unwilling to serve as a director at the time of the Annual Meeting, the proxies may be voted for the balance of those nominees named and for any substitute nominee designated by the present Board or the proxy holders to fill such vacancy, or for the balance of the nominees named without nomination of a substitute, or the size of the Board may be reduced in accordance with the Bylaws of the Company. The Board has no reason to believe that any of the persons named below will be unable or unwilling to serve as a nominee or as a director if elected.

The names of the nominees, their ages as of the date of this Proxy Statement and certain other information about them are set forth below:

| NAME | AGE | POSITION |
|---|---|---|
| Thomas Murawski | 60 | Chairman, President, Chief Executive Officer, Director |
| Robert Casale | 66 | Director |
| Peter Holzer | 59 | Director |
| George Knapp | 73 | Director |
| John Petrillo | 56 | Director |
| Dennis Raney | 62 | Director |
| Eric Zahler | 54 | Director |

There are no family relationships among any of the directors or executive officers of the Company.

THOMAS MURAWSKI -- CHAIRMAN, PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR

Mr. Murawski has served as a member of the Board of Directors since February 2000. Mr. Murawski has served as Chairman of EasyLink since April 25, 2005, as Chief Executive Officer since October, 2000 and as President since June 2002. He served as Chief Executive Officer of Mail.com Business Messaging Services, Inc., a wholly-owned subsidiary of the Company from February 2000 to October 2000. Before joining EasyLink, Mr. Murawski served as Chairman, President, CEO and Director of NetMoves Corporation from November 1991. Prior to joining NetMoves Corporation, Mr. Murawski served as Executive Vice President of Western Union Corporation, a global telecommunications and financial services company and President of its Network Services Group. Prior to joining Western Union Corporation, Mr. Murawski served twenty-three years with ITT Corporation, a diversified manufacturing and services company. He has held operating responsibilities in the areas of subsidiary and product line management, engineering, sales and marketing for both voice and data-oriented businesses. Mr. Murawski's last position with ITT Corporation was President and General Manager of ITT World Communications Inc., an international telecommunications services company.

ROBERT CASALE -- DIRECTOR

Mr. Casale has served as a member of the Board of Directors since May 8, 2003. Mr. Casale has been a Senior Advisor, Financial Services, to Welsh, Carson, Anderson & Stowe, a large private equity firm, from 2002 to the present and a consultant to ADP from 1998 to the present. From 1988 to 1998, Mr. Casale was Group President, Brokerage Information Services, of ADP. From 1986 to 1988, Mr. Casale was a Managing Director, Co-Head Technology Mergers & Acquisitions Practice, Kidder Peabody & Company. From 1975 to 1986, Mr. Casale held various management positions with AT&T Corp., including President, Special Markets Group from 1985 to 1986. From 1970 to 1975, Mr. Casale held management positions for Telex Corporation. From 1965 to 1969, Mr. Casale held sales positions for Xerox Corporation and Honeywell Corporation. Mr. Casale currently serves as the chairman of the board of directors and as chairman of the compensation committee of BISYS Group. Mr. Casale also currently serves on the board of directors and on the audit committee of privately held Wall Street Access and on the board of directors of privately held Northeast Securities. Mr. Casale is also a director of the not for profit New York Pops. He has previously served on the boards of

ADP, Provident Mutual Life Insurance Company and Quantum Corporation.

PETER HOLZER -- DIRECTOR

Mr. Holzer has served as a member of the Board of Directors since February 8, 2005. From 1990 to 1996, Mr. Holzer served as Executive Vice President and Director - Strategic Planning and Development for The Chase Manhattan Corporation (now JPMorganChase), where he also held a number of other executive assignments around the world during his 28 year career. Mr. Holzer currently serves as chairman of the board of directors and chairman of the audit committee of Embrex, Inc., an international agricultural biotechnology firm. He served as the chairman of the compensation committee of Embrex from 2000 to 2002. He serves as a director; chairman of the audit committee and member of the compensation committee of CAS Holdings, Inc., a privately owned operator of environmental testing laboratories. Mr. Holzer serves as an advisor to Taddingstone Consulting Group, Inc. a strategy consulting firm serving the financial services industry. Mr. Holzer also serves as a trustee of Big Brothers/Big Sisters of New York City and The High Desert Museum of Bend, Oregon. Mr. Holzer previously served on the board of directors of Crown Central Petroleum Corp., Swiss-American Chamber of Commerce and as an Advisory Director to AMT Capital Advisors, LLC, a mergers, acquisitions and strategy advisory firm serving the financial services industry.

GEORGE KNAPP -- DIRECTOR

Mr. Knapp has served as a member of the Board of Directors since May 8, 2003. Mr. Knapp has been a Special Limited Partner and Consultant to MidMark Partners, a Chatham, NJ based venture capital firm, from 1993 to the present. From 1988 to 1996, Mr. Knapp was an Associate of MBW Management, a Morristown, NJ based venture capital firm, and a Principal of Communications Investment Group, a Morristown, NJ investment banking and telecommunications consulting firm. From 1982 to 1987, Mr. Knapp served as Corporate Vice President of ITT and Director, Telecommunications/Marketing for ITT Europe based in Brussels. From 1975 to 1982, Mr. Knapp served as Corporate Vice President of ITT and Group Executive and Chief Executive Officer for U.S. domestic and international telecommunications network operations of ITT based in New York. From 1968 to 1974, Mr. Knapp served as President and Chief Executive Officer of the Puerto Rico Telephone Co. in San Juan, Puerto Rico. From 1966 to 1968, Mr. Knapp served as Director of Operations for the Chilean Telephone Company in Santiago, Chile. From 1956 to 1965, Mr. Knapp served in various capacities at AT&T Corp., New York Telephone and Bell Laboratories. Mr. Knapp is currently serving as a member of the Board of Trustees of Manhattan College, New York as a Trustee Emeritus. He has served on the boards of a variety of companies and other organizations, including the Intermedia Communications, Inc., Digex Inc., the Boy Scouts of America, Greater New York, and the Greater New York United Fund.

JOHN PETRILLO -- DIRECTOR

Mr. Petrillo has served as a member of the Board of Directors since January 14, 2005. He has over 30 years of experience with AT&T, retiring in 2003 as a senior executive responsible for global corporate strategy and business development. His experiences in the global communications industry include: successful large line operational P&L assignments in the global business communications services market, domestic and international public and private board positions, and sophisticated technical, business strategy development, investment and partnership negotiation experiences in the wireless, cable, Internet and global business communications sectors. Mr. Petrillo currently serves on the board of directors of Narad Networks, as an advisory board member at BridgePort Networks, and as a Trustee of the Sweden-based Tallberg Foundation, an organization devoted to the development of global public/private sector collaboration.

DENNIS RANEY -- DIRECTOR

Mr. Raney has served as a member of the Board of Directors since May 8, 2003. Mr. Raney was Chief Financial Officer of eOne Global, LP from July 2001 to May 2003. From March 1998 to July 2001, Mr. Raney was Executive Vice President and Chief Financial Officer of Novell, Inc. From 1996 to 1997, Mr. Raney served as Chief Financial Officer of QAD Inc. From 1995 to 1996, Mr. Raney was Chief Financial Officer of California Microwave and during 1995 of General Magic. From 1993 to 1995, Mr. Raney was Chief Financial Officer, Pharmaceutical Group, of Bristol-Myers Squibb. From 1970 to 1993, Mr. Raney held various management positions with Hewlett Packard. Mr. Raney currently serves as a director and audit committee member of Viewpoint Corporation, Ultratech, Inc. and Equinix, Inc. Mr. Raney served as a director and audit committee member of ProBusiness Services during portions of 2002 and 2003, Redleaf Group, Inc. from 2001 to June 2003, W.R. Hambrecht & Company from November 1998 to June 2001 and ADAC Laboratories from March 1999 to March 2001.

ERIC ZAHLER -- DIRECTOR

Mr. Zahler has served as a member of the Board of Directors since February 8, 2005. Mr. Zahler is President and Chief Operating Officer of Loral Space & Communications Ltd. where he is responsible for overseeing the company's two businesses:

Loral Skynet, a global satellite services provider, and Space Systems/Loral, a leading manufacturer of commercial satellites. Mr. Zahler also serves on the board of directors of Loral Space & Communications and Satelites Mexicanos, S.A. de C.V. Loral Space & Communications and certain subsidiaries filed for protection under Chapter 11 of the United States Bankruptcy Code on July 15, 2003. Prior to joining Loral, Mr. Zahler was engaged in the private practice of law as a partner at the firm of Fried, Frank, Harris, Shriver & Jacobson.

## CORPORATE GOVERNANCE

EasyLink's Board of Directors has adopted a Code of Business Conduct and Ethics, resolutions for Director Nominations Procedures, an Audit Committee Charter and a Stockholders Communications with the Board of Directors Policy which are posted on the Corporate Governance page of our Website. The Corporate Governance page can be accessed in the Investor Relations section of our Website at www.easylink.com.

## CODE OF BUSINESS CONDUCT AND ETHICS

EasyLink's Code of Business Conduct and Ethics applies to all employees, officers and members of the Board of Directors, including the principal executive officer, principal financial officer, principal accounting officer and controller. The provisions of this Code are designed to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. The code is posted on the Corporate Governance page of our Website, which can be accessed in the Investor Relations section of our Website at www.easylink.com.

## DIRECTOR NOMINATIONS PROCEDURES

The Board of Directors does not have a standing nominating committee. The Board of Directors has, however, adopted Director Nominations Procedures. The Director Nominations Procedures provide, among other things, that:

- The Independent Directors of the Company (as determined in accordance with Rule 4200(a)(15) under the rules of the NASDAQ) will (a) assist the Board in identifying individuals qualified to become Board members and Board committee members, (b) recommend director nominees for the Board's selection for each annual meeting of stockholders and upon any Board vacancy and (c) take such other actions within the scope of the Director Nominations Procedures as the Independent Directors deem necessary or appropriate.
- The Independent Directors shall have authority to:
    - Evaluate the size and composition of the Board, develop criteria for Board membership and evaluate the independence of existing and prospective directors.
    - Seek, evaluate and recommend that the Board select qualified individuals to become directors.
    - Approve procedures to be followed by security holders in submitting recommendations of director candidates and the consideration of such director candidates in accordance with any applicable notice provisions and procedures set forth in the Company's Bylaws.
    - Assist the Company in making the periodic disclosures related to the nominating procedures required by rules issued or enforced by the Securities and Exchange Commission.
    - Take such other actions as may be requested or required by the Board from time to time.
- The Independent Directors shall have authority to decide whether to retain a search firm and/or legal counsel and other consultants to assist the Independent Directors in identifying, screening and attracting director candidates and in fulfilling their role under these procedures. The fees of such firm, counsel or consultant shall be paid by the Company.

The Board of Directors will consider candidates recommended by stockholders when the nominations are properly submitted. The deadlines and procedures for stockholder submissions of director nominees are described below under "Deadline for Receipt of Stockholder Proposals." Following verification of the stockholder status of persons proposing candidates, the Independent Directors, acting pursuant to the Director Nominations Procedures described above, will make an initial analysis of the qualifications of any candidate recommended by stockholders to determine whether the candidate is qualified for service on the

Company's Board before deciding to undertake a complete evaluation of the candidate. Other than the verification of compliance with procedures and stockholder status, and the initial analysis performed by the Independent Directors, a potential candidate nominated by a stockholder is considered in the same manner as any other potential candidate during the review process by the Board.

Director Nominations Procedures are posted on the Corporate Governance page of our Website, which can be accessed in the Investor Relations section of our Website at www.easylink.com.

## COMMUNICATIONS WITH THE BOARD

The Board of Directors of Easylink Services Corporation believes it is in the best interest of the Company and its stockholders to maintain a policy of open communications between the Company's stockholders and the Board. Accordingly, the Board has adopted the following procedures for stockholders who wish to communicate with the Board.

- Stockholders who wish to communicate with the Board or with specified directors should do so by forwarding such communication, in writing, to The Board of Directors, c/o Investor Relations, EasyLink Services Corporation, 33 Knightsbridge Road, Piscataway, NJ 08854.
- Any such communication must state the number of shares beneficially owned by the stockholder making the communication. The Investor Relations department will forward such communication to the full Board or to any individual director or directors to whom the communication is directed, unless the communication is unduly hostile, threatening, illegal or similarly inappropriate, in which case the Investor Relations department (after consultation with the Company's legal department, if appropriate) shall have the authority to discard the communication or take appropriate legal action regarding the communication. A good faith determination made by the Investor Relations department to forward a communication or not to forward a communication to the full Board or to any individual director or directors shall be final and conclusive and deemed in full compliance with these procedures.

## DIRECTOR INDEPENDENCE

Our Board of Directors has determined that Robert Casale, Peter Holzer, George Knapp, John Petrillo, Dennis Raney and Eric Zahler are independent directors as defined in Rule 4200(a)(15) of the NASD listing standards.

## MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

During 2004, the Board met thirteen times. All of our directors attended 75 percent or more of the aggregate number of regularly scheduled and special meetings of the Board and Board committees on which they served in 2004. From time to time, the Board has created various ad hoc committees for special purposes.

## AUDIT COMMITTEE

The Audit Committee is currently comprised of four directors: George Knapp, John Petrillo, Dennis Raney and Eric Zahler. Mr. Raney is the Chairman of the Audit Committee. Mr. Petrillo and Mr. Zahler were appointed to the Board on January 14, 2005 and February 5, 2005, respectively, and were appointed to the Audit Committee on February 8, 2005. Robert Casale served on the Audit Committee during 2004 and until February 8, 2005. The Audit Committee held fourteen meetings during 2004. Each of the current Audit Committee members is an "independent director" as defined in Rule 4200(a)(15) of the NASD listing standards and is otherwise eligible to serve on the Audit Committee in accordance with the other NASD listing standards. The Board has determined that Mr. Raney is an "audit committee financial expert" as that term is defined in the applicable SEC rules. The Audit Committee oversees the accounting and financial reporting processes of the Company and the audits of the financial statements of EasyLink. The Audit Committee also coordinates the Board of Director's oversight of the Company's internal control over financial reporting, the Company's disclosure controls and procedures and the Company's Code of Business Conduct and Ethics. The Audit Committee is also responsible for reviewing all transactions between the Company and related parties. See the "Audit Committee Report".

The Board of Directors has adopted a written charter for the Audit Committee. The charter is posted on the Corporate Governance page of our Website, which can be accessed in the Investor Relations section of our Website at www.easylink.com.

COMPENSATION COMMITTEE

The Compensation Committee is currently comprised of three non-management independent directors, George Knapp, Robert Casale and Peter Holzer. Mr. Knapp is the Chairman of the Committee. Mr. Holzer joined the Board and was appointed to the Compensation Committee on February 8, 2005. During 2004, Stephen Duff served on the Compensation Committee until his resignation on November 12, 2004. The Compensation Committee held five meetings and acted once by unanimous written consent during 2004. The Compensation Committee has the authority to determine salaries and bonuses and to make awards of capital stock or options to purchase capital stock of the Company to the officers and employees of the Company. All decisions relating to the compensation of EasyLink executive officers are either made or recommended to the Board of Directors by the Compensation Committee. See the "Compensation Committee Report on Executive Compensation".

COMPENSATION OF DIRECTORS

Other than reimbursing directors for customary and reasonable expenses of attending Board of Directors or committee meetings, EasyLink does not currently compensate directors who are part of the management team. On June 15, 2004, Robert Casale, Stephen Duff, George Knapp and Dennis Raney were granted options to purchase 5,000 shares of Class A common stock at an exercise price of $1.50 per share as part of their annual compensation for serving as board members. During 2005, upon their initial appointments to the Board of Directors, Peter Holzer, John Petrillo and Eric Zahler each received a grant of options to purchase 20,000 shares at an exercise price of $1.33, in the case of Mr. Petrillo, and $1.23, in the case of Mr. Holzer and Mr. Zahler. The forgoing options vest in accordance with the schedule described beneath the table below.

During 2004, the directors received fees for attendance at Board and committee meetings as follows: Robert Casale ($23,000), George Knapp ($26,750), Dennis Raney ($23,750) and Stephen Duff ($19,750). Mr. Petrillo received an annual retainer fee of $10,000 upon his appointment to the Board in January 2005. Each of Mr. Holzer and Mr. Zahler received a $3,333 pro-rated annual retainer fee upon his appointment to the Board in February 2005.

The annual compensation arrangements for non-management directors is set forth in table below:

| FEE OR BENEFIT | BEFORE ANNUAL MEETING ON JUNE 21, 2005 | AFTER ANNUAL MEETING ON JUNE 21, 2005 |
|---|---|---|
| Annual Retainer Fee | $10,000 | $15,000 |
| Regular Board Meeting Fees (six meetings per year) | $1,000 per meeting | $1,000 per meeting |
| Committee Chair Annual Fee | $3,000 | $4,000 |
| Regular Committee Meeting Fees (four meetings per year) | $750 per meeting | $1,000 per meeting |
| Telephonic Board & Committee Meeting Fees (Per Meeting) | $500 per meeting | $500 per meeting |
| Initial Stock Option Grant | 20,000* | 30,000* |
| Annual Stock Option Grant | 5,000* | 10,000* |

* The exercise price of the options is fixed at the closing price of the Company's Class A common stock on the Nasdaq stock market on the date of grant. The options vest in an amount equal to 25% on the first anniversary of the date of grant and 1/12th (8.33%) of the remaining amount quarterly over the three year period after the first anniversary, subject to continued service on the vesting date. If a change of control occurs and the director does not continue to serve as a director of the surviving corporation or its parent entity, then the portion of his options that would have vested in that vesting year (25%) will vest immediately upon the change of control.

Upon the effectiveness of the revised compensation arrangements on June 21, 2005, each non-management director will be entitled to receive a grant of options to purchase 10,000 shares due to the increase in the initial stock option grant component of the compensation package and options to purchase 10,000 shares pursuant to the annual stock option grant component.

ANNUAL MEETING

The Company has no policy with regard to attendance by members of the Board of Directors at annual meetings of stockholders. All members of the Board of Directors attended the annual meeting of stockholders held on June 15, 2004. The Company expects that all directors who attend the regular meeting of the Board of Directors scheduled for June 21, 2005 will attend the 2005 annual meeting of stockholders to be held on the same date.

VOTE REQUIRED

A plurality of votes of the shares of Class A common stock, present in person or represented by proxy at the meeting and entitled to vote thereon, is required for the election of directors. Abstentions and broker "non-votes" are not counted for the purposes of the election of directors.

RECOMMENDATION OF THE BOARD

The Board of Directors recommends that the stockholders vote "FOR" election of each of the nominees listed above.

PROPOSAL NO. 2

APPROVAL OF THE EASYLINK SERVICES CORPORATION
2005 STOCK AND INCENTIVE PLAN

GENERAL

The Board of Directors is proposing for stockholder approval the EasyLink Services Corporation 2005 Stock and Incentive Plan (the "2005 Plan"). The purpose of the 2005 Plan is to grant stock options and stock-based awards as a means to provide an incentive to our selected directors, officers, employees and consultants to acquire a proprietary interest in EasyLink, to continue in their positions with us and to increase their efforts on our behalf. The 2005 Plan provides for awards of stock options and other awards, such as restricted stock, restricted stock units, and deferred stock units, that consist of, or are denominated in, payable in, valued in whole or in part by reference to or otherwise related to our Class A common stock.

The 2005 Plan was adopted by the Board on April 25, 2005, and, if approved by the stockholders, will become effective on June 21, 2005. The following summary of the 2005 Plan is qualified by the complete text of the 2005 Plan, which is set forth as Appendix A to this Proxy Statement.

DESCRIPTION OF THE 2005 PLAN

Administration. The 2005 Plan is administered by the Compensation Committee of the Board of Directors. Under the 2005 Plan, the Compensation Committee has the authority to, among other things: (i) select the eligible persons to whom awards will be granted, (ii) determine the size, type and the terms of each award granted, (iii) adopt, amend and rescind rules and regulations for the administration of the plan, and (iv) decide all questions and settle all controversies and disputes of general applicability that may arise in connection with the plan. All awards under the 2005 Plan by the Compensation Committee will be subject to approval by the Board of Directors.

Available Shares. A maximum of 1,000,000 shares of our Class A common stock will be available under the 2005 Plan. The 2005 Plan is in addition to the following existing stock option plans: EasyLink Services Corporation 2003 Stock Option Plan, the EasyLink Services Corporation 2002 Stock Option Plan, the EasyLink Services Corporation 2001 Stock Option Plan, the Mail.com, Inc. 2001 Stock Option Plan, the Mail.com, Inc. 2000 Stock Option Plan, the Mail.com, Inc. 1999 Stock Option Plan, the Mail.com, Inc. 1998 Stock Option Plan, the Mail.com, Inc. 1997 Stock Option Plan and the Mail.com, Inc. 1996 Stock Option Plan, each of which was previously approved by stockholders. As of December 31, 2004, an aggregate of 721,465 shares was available for future option grants under these existing plans. See "Equity Compensation Plan Information" below. The Board of Directors has resolved that no future grants will be made under these existing stock option plans without the approval of the Board of Directors.

Each award of a stock option under the 2005 Plan, and each award of restricted stock, restricted stock units, deferred stock units or other stock-based compensation, will reduce the number of shares available for future issuance under options, restricted stock, restricted stock units, deferred stock units and other stock-based compensation granted under the 2005 Plan by one share for every share subject to a new option or for every share of restricted stock, restricted stock unit, deferred stock or other stock-based unit awarded. The share reserve under the 2005 Plan will not be reduced for any awards payable in cash, and will be increased to the extent awards payable in shares are forfeited or terminated or the shares subject to awards are returned to EasyLink (for example, in payment of an option exercise price or withholding taxes).

The maximum number of shares underlying options, restricted stock, restricted stock units, deferred stock units or other stock-based compensation that can be granted to any individual within a calendar year under the 2005 Plan is 750,000 shares in the case of options and 450,000 in the case of restricted stock, restricted stock units, deferred stock units or other stock-based compensation.

In the event of any changes in the number or kind of outstanding shares of stock by reason of merger, consolidation, recapitalization, reclassification, split, reverse split, combination of shares or otherwise, the Compensation Committee may make equitable adjustments to the number of shares available for future issuance under the 2005 Plan, to the maximum number of shares underlying options or other awards that can be granted to any individual within a calendar year, and to the price and other terms of any award previously granted or that may be granted under the 2005 Plan.

Eligibility. The Compensation Committee will select those persons who are to receive award grants. During the first year in which awards are granted under the 2005 Plan, eligible persons are expected to include approximately 50 officers and other employees of Easylink and its subsidiaries, all six of the non-management directors of EasyLink, and certain consultants to Easylink and its subsidiaries.

Types of Awards. Each award granted under the 2005 Plan will be evidenced by an agreement that states the terms and conditions of the grant.

Options. Stock options give the holder the right to purchase shares of our Class A common stock at a specified exercise price. Both incentive stock options and non-qualified stock options may be granted under the 2005 Plan. The exercise price of an option granted under the 2005 Plan generally will not be less than 100% of the fair market value of the stock at the time of grant (110% in the case of an incentive stock option granted to any person who possesses more than 10% of the total combined voting power of all classes of our capital stock). The fair market value of a share of our Class A common stock as of April 26, 2005 was $1.02.

Each option granted under the 2005 Plan will be exercisable at the times and in the amounts determined by the Compensation Committee at the time of grant. In addition, the Compensation Committee, in its discretion, may accelerate the exercisability of any option outstanding under the 2005 Plan. The exercise price of an option is payable in cash unless otherwise approved by the Compensation Committee.

Options granted under the 2005 Plan are not transferable except by will or the laws of descent and distribution and are only exercisable by the grantee during such grantee's lifetime. Each option shall terminate at the time determined by the Compensation Committee provided that the term may not exceed ten years from the date of grant (five years in the case of an incentive stock option granted to a ten percent stockholder).

The Compensation Committee may, subject to the limitations of the 2005 Plan, modify, extend or renew outstanding options granted under the 2005 Plan, or accept the surrender of outstanding unexercised options and authorize the grant of substitute options. This would include the authority to reprice outstanding option awards.

Restricted Stock, Restricted Stock Units and Deferred Stock Units. Shares of Restricted stock are actual shares of our Class A common stock that are subject to vesting requirements and transfer restrictions. A restricted stock unit represents the right to receive one share of our Class A common stock or the cash equivalent at a future date. A deferred stock unit represents the right to receive one share of our Class A common stock at the grantee's termination of employment with EasyLink and its subsidiaries. Restricted stock units and deferred stock units may be subject to vesting requirements, and may require or permit the grantee to defer receipt of actual shares to a date subsequent to the date the units vest. Awards of restricted stock, restricted stock units or deferred stock units generally do not require the grantee to pay for the shares.

Restricted stock, restricted stock units and deferred stock units generally will vest over such period of time as shall be determined by the Compensation Committee. Holders of restricted stock have the same voting and dividend rights as other holders of our Class A common stock, except that the holder may be required to reinvest any cash dividends in additional shares of restricted stock. While holders of restricted stock units and deferred stock units have no voting and no dividend rights, as they do not hold actual shares of Class A common stock, awards of restricted stock units or deferred stock units may provide for dividend equivalents, which can be paid immediately or deferred.

Performance-Based Awards. The Compensation Committee may, in its discretion, condition the granting, vesting or settlement of any award under the 2005 Plan on the attainment of one or more corporate performance goals over a specified period. The Compensation Committee would set performance goals over periods that it selects in advance, and after the end of each period the Compensation Committee would certify the extent to which those goals are attained. The performance goals would be based on the attainment by EasyLink, or by one or more of its business units or subsidiaries, of specified levels of business criteria, which may include one or more of the following:

- Pre-tax income;

- Earnings per share;
- Income from operations;
- Earnings before interest expense and provision for income taxes (EBIT);
- Earnings before interest expense, provision for income taxes, depreciation and amortization expenses (EBITDA);
- Net income;
- Revenue;
- Economic value added (EVA);
- Return on net or total assets;
- Free cash flow from operations;
- Free cash flow per share;
- Return on invested capital;
- Return on stockholders' equity;
- Expense reduction;
- Working capital;
- Total stockholder return; and
- Performance of the Company's stock price.

The Compensation Committee would determine whether to measure performance under these criteria in absolute terms or in comparison to the performance of other corporations. In applying these criteria to a particular period, the Compensation Committee may, in its discretion, exclude the impact of the following: unusual or infrequently occurring charges; the amount of all charges and expenses incurred or income earned in connection with any refinancing, restructuring, rationalization, recapitalization or reorganization; the cumulative effect of accounting changes; discontinued operations; and any business units, divisions, subsidiaries or other entities sold or acquired.

Amendment and Termination. The 2005 Plan will terminate on the earliest of (a) June 15, 2015, (b) the date when all shares of stock reserved for issuance have been acquired or (c) any earlier date as may be determined by the Board of Directors. No awards may be granted under the 2005 Plan after it is terminated, but any previously granted awards will remain in effect until they expire in accordance with the terms of the plan and the applicable award agreement. Subject to certain limitations, the Board of Directors may amend the 2005 Plan, and may correct any defect, supply any omission or reconcile any inconsistency in the 2005 Plan. None of these modifications may alter or adversely impair any rights or obligations under any option previously granted under the 2005 Plan, except with the consent of the grantee.

FEDERAL INCOME TAX CONSEQUENCES OF AWARDS

The following discussion is generally a summary of the principal United States federal income tax consequences under current federal income tax laws relating to grants or awards of options, restricted stock, restricted stock units or deferred stock units under the 2005 Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.

A grantee does not generally recognize any taxable income upon the grant of a nonqualified option and EasyLink will not be entitled to a tax deduction with respect to such grant. Generally, upon exercise of a non-qualified option, the excess of the fair market value of stock on the date of exercise over the exercise price will be taxable as ordinary income to the grantee. If EasyLink complies with applicable withholding requirements, we will be entitled to a tax deduction in the same amount and at the same time as the grantee recognizes ordinary income subject to any deduction limitation under Section 162(m) of the Internal Revenue Code. The subsequent disposition of shares acquired upon the exercise of a non-qualified stock option will ordinarily result in capital gain or loss.

Subject to the discussion below, a grantee will not recognize taxable income at the time of grant or exercise of an incentive stock option and we will not be entitled to a tax deduction with respect to such grant or exercise. However, the exercise of an incentive stock option may result in an alternative minimum tax liability for the grantee.

Generally, if a grantee has held shares acquired upon the exercise of an incentive stock option for at least one year after the date of exercise and for at least two years after the date of grant of the incentive stock option, upon disposition of the shares by the grantee, the difference, if any, between the sales price of the shares and the exercise price will be treated as long-term capital gain or loss to the grantee.

Generally, upon a sale or other disposition of shares acquired upon the exercise of an incentive stock option within one year after the date of exercise or within two years after the date of grant of the incentive stock option (a "disqualifying disposition"), any excess of the fair market value of the shares on the date of exercise of the option over the exercise price of such option will constitute ordinary income to the grantee. Any excess of the amount realized by the holder on the disqualifying disposition over the fair market value of the shares on the date of exercise will generally be capital gain. Subject to any deduction limitation under Section 162(m) of the Internal Revenue Code, EasyLink will be entitled to a deduction equal to the amount of such ordinary income recognized by the holder.

If an option is exercised through the use of shares previously owned by the holder, such exercise generally will not be considered a taxable disposition of the previously owned shares and thus no gain or loss will be recognized with respect to such shares upon such exercise. However, if the previously owned shares were acquired on the exercise of an incentive stock option and the holding period requirement for those shares is not satisfied at the time they are used to exercise the option, such use will constitute a disqualifying disposition of the previously owned shares resulting in the recognition of ordinary income in the amount described above.

A grantee will not recognize any income at the time shares of restricted stock are granted, nor will EasyLink be entitled to a deduction at that time. In the year in which the restrictions on the restricted shares lapse and the shares become vested, the grantee will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of vesting over the amount, if any, that the grantee paid for the shares. A grantee may, however, elect within 30 days after receiving restricted shares to recognize ordinary income in the year of receipt instead of the year of vesting. If this election is made, the amount of income recognized by the grantee will be equal to the excess of the fair market value of the shares on the date of receipt over the amount, if any, the grantee paid for the shares. Payroll taxes are required to be withheld on the income recognized by grantees who are employees of EasyLink or one of its subsidiaries. EasyLink will be entitled to a tax deduction at the same time and in the same amount as the grantee recognizes income.

A grantee will not recognize any income at the time a restricted stock unit or deferred stock unit is granted, nor will EasyLink be entitled to a deduction at that time. When payment on a stock unit is made, the grantee will recognize ordinary income in an amount equal to the amount of cash or the fair market value of the shares of our Class A common stock received. Payroll taxes are required to be withheld on the income recognized by the grantees who are employees of EasyLink or one of its subsidiaries. EasyLink will be entitled to a tax deduction at the same time and in the same amount as the grantee recognizes income.

EasyLink's tax deduction for awards under the 2005 Plan is subject to the limitation of Section 162(m) of the Internal Revenue Code. Section 162(m) limits the tax deduction for compensation paid in a calendar year to any "covered employee" (generally, an officer listed in the Summary Compensation Table in our proxy statement) to $1 million. Section 162(m) provides an exception to this limit for "performance-based" compensation. If shareholders approve the 2005 Plan, we believe that all stock options awarded in accordance with the 2005 Plan will result in performance-based compensation that is exempt from the deduction limit. Awards of restricted stock, restricted stock units and deferred stock units could be exempt from the deduction limit only if they are specifically conditioned on the attainment of performance goals in accordance with the 2005 Plan.

Certain awards under the 2005 Plan may involve a deferral of compensation income that is subject to Section 409A of the Internal Revenue Code. Such awards could include nonqualified options with an exercise price less than the fair market value of the underlying stock at the time of grant, and awards of restricted stock units and deferred stock units in which the delivery of shares of our Class A common stock is deferred to a taxable year later than the year in which the award vests. Section 409A can subject the award recipient to immediate taxation upon vesting and to an excise tax and interest penalty if the award does not comply with Section 409A's requirements for deferral elections and distributions. We intend to administer any awards that are subject to Section 409A in a manner that complies with Section 409A's requirements.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2004 with respect to shares of our common stock that may be issued under our existing equity compensation plans.

| | Year Ended December 31, 2004 | | | |
|---|---|---|---|---|
| 'lan | Number Of Securities To Be Issued Upon Exercise Of Outstanding Options Warrants And Rights | Weighted Average Exercise Price Of Outstanding Options, Warrants and Rights | | Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans [Excluding Securities Reflected in Column (A)] |
| | (A) | (B) | | (C) |
| quity compensation plans approved by security holders | 4,403,478 | $ | 2.73 | 721,465 |
| quity compensation plans not approved by security holders (1) | 688,785 | $ | 10.65 | 0 |
| 'otal: | 5,092,263 | $ | 3.80 | 721,465 |

(1) Includes options to purchase 77,028 shares of Class A common stock at a weighted average exercise price of $13.20 per share under the NetMoves 1996 Stock Option Plan which were assumed in connection with the acquisition of NetMoves Corporation by the Company in 2000.

NON-SECURITY HOLDER-APPROVED EQUITY COMPENSATION PLANS

Each of the stock option plans listed in the table below under the sub-heading "Plans Adopted in Acquisitions" were adopted or assumed in connection with the acquisition by the Company of the entities after which the plan is named. Except for the 1996 NetMoves Stock Option Plan, the plan terms and conditions are substantially the same as the terms of the Company's plans for which shareholder approval was obtained, except that incentive stock options were not issuable under such plans. Options under each plan were initially granted to employees of the acquired entity who became employees of the Company after the acquisition or, in the case of the 1996 NetMoves Stock Option Plan, were assumed by the Company. The plans are administered by the Compensation Committee of the Board of Directors. The Plans may be amended by the Board of Directors. The number of shares underlying outstanding options, the weighted average exercise price and the number of shares underlying options available for future grant under each plan are specified in the table below.

The Mail.com 1999 Supplemental Stock Option Plan and the Mail.com 2000 Supplemental Stock Option Plan provide for the grant of options to the Company's directors, employees and consultants and contain terms and conditions that are substantially the same as the terms of the Company's plans for which shareholder approval was obtained, except that incentive stock options are not issuable under such plans. The plans are administered by the Compensation Committee of the Board of Directors. The Plans may be amended by the Board of Directors. Under the plans, options that expire unexercised may be re-granted by the Company to other employees. The number of shares underlying outstanding options, the weighted average exercise price and the number of shares underlying options available for future grant under each of these plans are specified in the table below.

| Plan | Year Ended December 31, 2004<br>Number Of Securities To Be Issued Upon Exercise Of Outstanding Options Warrants And Rights<br>(A) | Weighted Average Exercise Price Of Outstanding Options, Warrants and Rights<br>(B) | Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))<br>(C) |
|---|---|---|---|
| Plans Adopted in Acquisitions: | | | |
| The Allegro Group Stock Option Plan | 1,139 | $ 7.84 | — |
| LAN soft Stock Option Plan | 600 | $ 16.88 | — |
| NetMoves 2000 Stock Option Plan | 46,554 | $ 17.71 | — |
| NetMoves 1996 Stock Option Plan | 77,028 | $ 13.20 | — |
| Other Plans: | | | — |
| Mail.com 1999 Supplemental Stock Option Plan | 94,226 | $ 8.71 | — |
| Mail.com 2000 Supplemental Stock Option Plan | 138,260 | $ 5.59 | — |

The Company granted non-qualified options under individual stock option agreements to the persons and on the terms indicated in the following table:

| NAME | GRANT DATE | EXPIRATION DATE | SHARES | EXERCISE PRICE |
|---|---|---|---|---|
| Gerald Gorman | 6/1/96 | 6/1/06 | 40,000 | $ 1.0000 |
| Gerald Gorman | 12/31/96 | 12/31/06 | 7,250 | 5.0000 |
| Gerald Gorman | 2/1/97 | 2/1/07 | 2,000 | 10.0000 |
| Frank Graziano | 11/14/00 | 1/31/09 | 4 | 16.8750 |
| Frank Graziano | 11/14/00 | 3/31/09 | 165 | 16.8750 |
| Frank Graziano | 11/14/00 | 2/28/09 | 338 | 16.8750 |
| Dave Milligan | 6/1/96 | 6/1/06 | 25,000 | 1.0000 |
| Gary Millin | 6/1/96 | 6/1/06 | 25,000 | 1.0000 |
| Gary Millin | 12/31/96 | 12/31/06 | 9,700 | 5.0000 |
| Gary Millin | 2/1/97 | 2/1/07 | 2,000 | 10.0000 |
| Gary Millin | 2/1/97 | 2/1/07 | 10,000 | 10.0000 |
| Thomas Murawski | 1/26/01 | 1/26/11 | 170,000 | 12.8125 |
| Charles Walden | 2/16/98 | 2/16/08 | 39,520 | 35.0000 |
| TOTAL | | | 330,978 | |

APPROVAL REQUIRED:

The affirmative vote of the holders of a majority of the shares of Class A common stock, present in person or by proxy at the meeting and entitled to vote thereon is required to approve the 2005 Plan. Abstentions will be counted towards the tabulations of votes cast on this proposal and will have the same effect as a vote "AGAINST" such matters. Broker "non-votes" will not be counted for purposes of determining whether this proposal has been approved.

RECOMMENDATION OF THE BOARD:

The Board of Directors recommends a vote "FOR" approval of the EasyLink Services Corporation 2005 Stock and Incentive Plan.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table provides information with respect to the beneficial ownership of EasyLink's common stock as of February 28, 2005 for:

- each person who EasyLink knows beneficially owns more than 5% of its Class A Common Stock;
- each of EasyLink's directors, including its Chief Executive Officer;
- EasyLink's four most highly compensated executive officers, other than its Chief Executive Officer, who were serving as executive officers at the end of 2004 and two additional officers who served as executive officers during 2004 but who were not executive officers at the end of 2004, and
- all of EasyLink's executive officers and directors as of February 28, 2005 as a group.

For purposes of this table, a person, entity or group is deemed to have "beneficial ownership" of any shares of Class A Common Stock, including shares subject to options, warrants or conversion rights, that the person, entity or group has the right to acquire within 60 days of February 28, 2005. Unless otherwise noted below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

For purposes of calculating the percentage of outstanding shares held by each person named below, any shares which that person has the right to acquire within 60 days after February 28, 2005 are deemed to be outstanding, but shares which may similarly be acquired by other persons are deemed not to be outstanding.

The total number of outstanding shares of Class A Common Stock used for purposes of calculating the percentages of Class A Common Stock beneficially owned is 44,244,884.

| NAME OF BENEFICIAL OWNER | NUMBER OF CLASS A SHARES BENEFICIALLY OWNED | PERCENTAGE OF CLASS A SHARES BENEFICIALLY OWNED |
|---|---|---|
| Gerald Gorman<br>33 Knightsbridge Road, Piscataway, NJ | 1,332,270 | 3.00% |
| Thomas Murawski | 1,251,973(1) | 2.75% |
| George Abi Zeid<br>262 Glen Head Road, Glen Head, NY | 4,153,731(2) | 9.31% |
| Robert Casale | 8,750 | * |
| George Knapp | | |
| Dennis Raney | 8,750 | * |
| Peter J. Holzer | 0 | * |
| John C. Petrillo | 0 | * |
| Eric J. Zahler | 0 | * |
| Michael Doyle | 51,426(3) | * |
| Debra McClister | 156,367(4) | * |
| David Ambrosia | 178,812(5) | * |
| All directors and executive officers as a group (11 persons) | 1,727,318(6) | 16.91% |
| The Clark Estates, Inc.<br>One Rockefeller Center, New York, NY | 5,589,020(7) | 12.65% |

---

* Represents beneficial ownership of less than 1%.

(1) Includes 23,078 shares held by the Company 401(k) Savings Plan for Mr. Murawksi's account pursuant to the employer matching contribution feature of the plan. Mr. Murawski does not have the power to divest these shares while they are held by the 401(k) Savings Plan.

(2) Includes 268,296 shares issuable upon exercise of warrants. Includes 15,379 shares held by the Company 401(k) Savings Plan for Mr. Abi Zeid's account pursuant to the employer matching contribution feature of the plan. Mr. Abi Zeid does not have the power to divest these shares while they are held by the 401(k) Savings Plan. Also includes 320,000 shares

beneficially owned by Telecom International, Inc. Mr. Abi Zeid beneficially owns a majority of the capital stock of Telecom International, Inc. See "Certain Relationships and Related Transactions."

(3) Includes 5,176 shares held by the Company 401(k) Savings Plan for Mr. Doyle's account pursuant to the employer matching contribution feature of the plan. Mr. Doyle does not have the power to divest these shares while they are held by the 401(k) Savings Plan.

(4) Includes 14,518 shares held by the Company 401(k) Savings Plan for Ms. McClister's account pursuant to the employer matching contribution feature of the plan. Ms. McClister does not have the power to divest these shares while they are held by the 401(k) Savings Plan.

(5) Includes 16,623 shares held by the Company 401(k) Savings Plan for Mr. Ambrosia's account pursuant to the employer matching contribution feature of the plan. Mr. Ambrosia does not have the power to divest these shares while they are held by the 401(k) Savings Plan.

(6) Includes 11 persons who were directors and executive officers as of February 28, 2005. Excludes shares beneficially owned by Gerald Gorman, George Abi Zeid and Debra McClister who were not directors or executive officers as of such date.

(7) Includes 5,394,640 shares of Class A Common Stock held by Federal Partners. Also includes 194,380 shares held by accounts for which The Clark Estates, Inc. provides management and administrative services. The Clark Estates, Inc. disclaims beneficial ownership of 5,394,640 and the 194,380 shares described in this footnote. The Clark Estates, Inc. provides management and administrative services to Federal Partners. See "Certain Relationships and Related Transactions."

The following table sets forth the number of shares of Class A Common Stock included in the table above that are issuable upon the exercise of options exercisable within 60 days of February 28, 2005.

| NAME OF BENEFICIAL OWNER | NUMBER OF SHARES OF CLASS A COMMON STOCK |
|---|---|
| Gerald Gorman | 163,388 |
| Thomas Murawski | 1,227,617 |
| George Abi Zeid | 72,000 |
| Michael Doyle | 31,250 |
| Debra McClister | 135,048 |
| David Ambrosia | 161,741 |
| Robert Casale | 8,750 |
| George Knapp | 8,750 |
| Dennis Raney | 8,750 |
| Directors and Executive Officers as a Group | 1,634,858 |

Pursuant to the separation agreement between EasyLink and George Abi Zeid, Mr. Abi Zeid is subject to various standstill provisions until February 4, 2007, including restrictions on soliciting proxies or consents from other shareholders, granting proxies to third parties or consents, acquiring additional shares of stock and making merger, acquisition or similar proposals involving EasyLink stock. Mr. Abi Zeid has agreed that, until February 4, 2007, at all meetings of stockholders of EasyLink, he will vote, or grant a proxy to any one or more persons designated by the Company to vote, all of the shares of EasyLink common stock beneficially owned by him proportionately in accordance with the votes cast as votes for, as votes against or as votes withheld, or as abstentions, as the case may be, by stockholders other than Mr. Abi Zeid on all matters submitted to the stockholders of the Company.

The standstill and voting covenants contained in Mr. Abi Zeid's separation agreement will expire if any of the following conditions exists: the closing price of the Company's common stock shall be less than $1.75 per share for any ten consecutive days after 18 months after February 4, 2005; a majority of EasyLink's board consists of persons who are not existing directors or persons appointed by existing directors; or Mr. Abi Zeid's share interest is below 5% of the Company's outstanding shares. If the Company fails to make any required payment under the separation agreement within 15 days after receipt of written notice from Mr. Abi Zeid or fails to make a required payment within two business days after the due date for the payment on at least 3 occasions, the restrictions on the sale of Mr. Abi Zeid's shares and the standstill and voting covenants will terminate.

## MANAGEMENT

### EXECUTIVE OFFICERS

The following table identifies the current executive officers of EasyLink and their ages as of the date of this Proxy Statement:

| NAME | AGE | POSITION |
|---|---|---|
| Thomas Murawski | 60 | Chairman, President, Chief Executive Officer, Director |
| Michael Doyle | 49 | Vice President and Chief Financial Officer |
| Richard Gooding | 55 | Executive Vice President and General Manager |
| Gary MacPhee | 43 | Executive Vice President and General Manager |
| David Ambrosia | 48 | Executive Vice President and General Counsel |

For the biographical summary of Thomas Murawski, see "Election of Directors."

### MICHAEL DOYLE -- VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Mr. Doyle has served as Vice President and Chief Financial Officer of EasyLink since March 2004. Prior to joining EasyLink, Mr. Doyle was Chief Financial Officer of D&B North America, a division of D&B, Inc. (Dun & Bradstreet) from 2002 to September 2003. Mr. Doyle held various positions at Cendant, Inc. from 1997 to 2002, including Vice President Audit, Vice President Relationship Marketing and Management and Senior Vice President Relationship Marketing & Management. Mr. Doyle served as Chief Financial Officer of the Flourine Products Division of Allied Signal Corporation from 1995 to 1997. Mr. Doyle held various finance, accounting and management positions at Pepsico, Inc. from 1986 to 1995 and at Continental Can Company, Inc. from 1978 to 1986. Mr. Doyle received his B.B.A from University of Notre Dame and his M.B.A. from New York University.

### RICHARD GOODING -- EXECUTIVE VICE PRESIDENT AND GENERAL MANAGER

Mr. Gooding joined EasyLink in 2001 to oversee the business and technical transition from AT&T. During his tenure at EasyLink he served as Vice President, Operations from 2002 until assuming his new role as Executive Vice President and General Manager of the Transaction Delivery Services business unit. Prior to joining EasyLink, Mr. Gooding was involved in "b2b" Internet startups and consulting services from 1997 to 2001. From 1994 to 1996 he was President, Western Union Data Services Company. From 1991 to 1994 he held general management positions at MAI Systems Corporation. Between 1971 and 1991 Mr. Gooding held various positions of increasing responsibilities at Western Union Corporation. He received a B.S. in Mathematics and Computer Science from Clemson University in 1971.

### GARY MACPHEE -- EXECUTIVE VICE PRESIDENT AND GENERAL MANAGER

Mr. MacPhee was appointed Executive Vice President and General Manager Transaction Management Services in January 2005. He also served as Vice President Technology at Easylink from September 2002 to December 2004. Prior to joining Easylink, Mr. MacPhee was Vice President Business Systems at Merant, Inc. from 1999 to August 2002. Mr. MacPhee held various positions at GE Information Services, a division of the General Electric Company, from 1983 to 1999 including Vice President Global Product Engineering, Director of R&D Internet Services and Director of R&D Consumer Online Services. Mr. MacPhee received his B.S. in Computer Science from Ohio State University and his M.S. in Computer Science from Virginia Polytechnic Institute and State University.

### DAVID AMBROSIA -- EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL

Mr. Ambrosia joined EasyLink as Executive Vice President and General Counsel in May 1999. Prior to joining EasyLink, Mr. Ambrosia was engaged in the private practice of law in the field of corporate law with an emphasis on securities offerings and mergers and acquisitions. From January 1990 through June 1999, he was a partner at Winthrop, Stimson, Putnam & Roberts. From September 1982 until December 1989, he was an associate at Winthrop, Stimson, Putnam & Roberts. Mr. Ambrosia received his B.S. from the School of Industrial and Labor Relations at Cornell University, his M.B.A. from the Johnson Graduate School of Management at Cornell University and his J.D. from the Cornell Law School.

EXECUTIVE COMPENSATION

The following table and footnotes presents certain summary information concerning the compensation awarded to, earned by, or paid for services rendered to EasyLink in all capacities during the fiscal year ended December 31, 2004, by the Chief Executive Officer of EasyLink during 2004 and each of the four other most highly compensated executive officers whose salary and bonus exceeded $100,000 in 2004 (collectively, the "Named Executive Officers"). No other executive who is not included in this table and who would otherwise have been included on the basis of salary and bonus earned for 2004 has resigned or otherwise terminated employment during 2004.

SUMMARY COMPENSATION TABLE

| | | ANNUAL COMPENSATION | | LONG-TERM COMPENSATION AWARDS | |
|---|---|---|---|---|---|
| NAME AND PRINCIPAL POSITION | YEAR | SALARY | BONUS | SECURITIES UNDERLYING OPTIONS TO PURCHASE EASYLINK CLASS A COMMON STOCK | ALL OTHER COMPENSATION |
| Gerald Gorman (1) | 2004 | $ 250,000 | $ 67,420 | 25,000(2) | — |
| Former Chairman | 2003 | 250,000 | 12,800 | 123,000 | — |
| | 2002 | 250,000 | — | — | — |
| Thomas Murawski (3) | 2004 | 457,038 | 258,386 | 45,000 | $ 6,500(4) |
| Chairman, President and | 2003 | 450,000 | 148,000 | 1,103,000 | 6,000(4) |
| Chief Executive Officer | 2002 | 407,698 | — | 300,000 | 340,644(5) |
| George Abi Zeid (6) | 2004 | 302,345 | 76,214 | 30,000(7) | 5,617(4) |
| Former President — International | 2003 | 257,981 | 26,000 | 47,000 | 5,157(4) |
| Operations | 2002 | 202,404 | — | 25,000 | 4,760(4) |
| Michael Doyle (8) | 2004 | 168,750(9) | — | 155,000 | 4,933(4) |
| Vice President and Chief Financial | 2003 | — | — | — | — |
| Officer | 2002 | — | — | — | — |
| David Ambrosia (10) | 2004 | 237,693 | 62,834 | 30,000 | 5,626(4) |
| Executive Vice President and | 2003 | 233,000 | 11,900 | 97,000 | 5,179(4) |
| General Counsel | 2002 | 229,262 | — | 50,000 | 4,754(4) |
| Debra McClister | 2004 | 141,467 | 55,823 | — | 5,573(4) |
| Former Executive Vice President & | 2003 | 207,500 | 10,500 | 54,000 | 5,150(4) |
| Chief Financial Officer | 2002 | 204,549 | — | 25,000 | 4,912(4) |

(1) Mr. Gorman's employment terminated on December 23, 2004.

(2) All of these options were unvested, and therefore were cancelled, on the date of Mr. Gorman's resignation.

(3) Mr. Murawski also received a bonus payment of $172,934 in 2005 under the terms of the Company's Executive Incentive Plan, which bonus is not included in the above table.

(4) Represents the dollar value of the contribution to the named executive officer's account pursuant to the employer match feature of the Company's 401(k) Savings Plan. The contribution was made in shares of the Company's Class A Common Stock valued at the market price at the time of contribution.

(5) Represents the outstanding principal of and accrued interest on a loan from EasyLink to Mr. Murawski forgiven by EasyLink pursuant to the terms of Mr. Murawski's employment agreement in the aggregate amount of $235,144 plus $100,000 paid to Mr. Murawski during 2002 as a partial gross-up for taxes due on the loan forgiveness as well as $5,500 representing a matching contribution made in shares of Class A common stock pursuant to the Company's 401(k) Savings Plan.

(6) Mr. Abi Zeid's employment terminated on February 4, 2005.

(7) All of these options were unvested, and therefore were cancelled, on the date of Mr. Abi Zeid's resignation.

(8) Mr. Doyle also received a bonus payment of $31,493 in 2005 under the terms of the Company's Executive Incentive Plan, which bonus is not included in the above table.

(9) Employment commenced on March 22, 2004.

(10) Mr. Ambrosia also received a bonus payment of $43,137 in 2005 under the terms of the Company's Executive Incentive Plan, which bonus is not included in the above table.

## OPTION GRANTS IN FISCAL YEAR

The following table provides certain information regarding stock options granted to the Named Executive Officers during the year ended December 31, 2004.

| | INDIVIDUAL GRANTS | | | | POTENTIAL REALIZABLE VALUE AT ASSUMED ANNUAL RATES OF STOCK PRICE APPRECIATION FOR OPTION TERMS(1) | | | |
|---|---|---|---|---|---|---|---|---|
| | NUMBER OF SECURITIES UNDERLYING OPTIONS GRANTED(#) | PERCENT OF TOTAL OPTIONS GRANTED TO EMPLOYEES IN FISCAL YEAR (%) | EXERCISE PRICE PER SHARE | EXPIRATION DATE | | 5% | | 10% |
| Gerald Gorman (2) | 25,000 | 5.94% | $ 1.32 | Cancelled | | N/A | | N/A |
| Thomas Murawski | 45,000(3) | 10.69% | 1.32 | 08/03/2014 | $ | 37,356 | $ | 94,668 |
| George Abi Zeid (4) | 30,000 | 7.13% | 1.32 | Cancelled | | N/A | | N/A |
| Michael Doyle | 125,000(3) | 29.69% | 1.45 | 05/22/2014 | $ | 113,987 | $ | 288,865 |
| | 30,000(3) | 7.13% | 1.32 | 08/03/2014 | $ | 24,904 | $ | 63,112 |
| David Ambrosia | 30,000(3) | 7.13% | 1.32 | 08/03/2014 | $ | 24,904 | $ | 63,112 |

(1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted based upon the fair market value on the date of grant. These assumptions are not intended to forecast future appreciation of EasyLink's stock price. The amounts reflected in the table may not necessarily be achieved.

(2) All of these options were unvested, and therefore were cancelled, on the date of Mr. Gorman's resignation on December 23, 2004.

(3) These options will vest and become exercisable 25% on the first anniversary of the date of grant and in equal amounts quarterly thereafter over the next three years.

(4) All of these options were unvested, and therefore were cancelled, on the date of Mr. Abi Zeid's resignation on February 4, 2005.

STOCK OPTION EXERCISES AND
DECEMBER 31, 2004 STOCK OPTION VALUE TABLE

The following table sets forth certain information concerning stock options exercised during 2004 by the Named Executive Officers and the number and value of specified options held by those persons at December 31, 2004. The values of unexercised in-the-money stock options at December 31, 2004 shown below are presented pursuant to SEC rules. There is no assurance that the values of unexercised in-the-money stock options reflected in this table will be realized.

| | SHARES ACQUIRED ON | VALUE REALIZED | NUMBER OF SECURITIES UNDERLYING DECEMBER 31, 2004 | | VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT DECEMBER 31, 2004(2) | |
|---|---|---|---|---|---|---|
| NAME | EXERCISE(#) | ($) (1) | EXERCISABLE | UNEXERCISABLE | EXERCISABLE | UNEXERCISABLE |
| Gerald Gorman | 0 | $ 0 | 163,388 | 0(3) | $ 44,468 | $ 0 |
| Thomas Murawski | 0 | 0 | 1,174,896 | 732,500 | 291,105 | 136,025 |
| George Abi Zeid | 0 | 0 | 72,000 | 30,000(4) | 54,270 | 3,600(4) |
| Michael Doyle | 0 | 0 | 0 | 155,000 | 0 | 3,600 |
| David Ambrosia | 0 | 0 | 157,053 | 81,563 | 47,473 | 13,397 |
| Debra McClister | 0 | 0 | 132,860 | 24,063 | 30,868 | 4,572 |

(1) Amounts disclosed in this column were calculated based on the difference between the fair market value of the Company's Class A Common Stock on the date of exercise and the exercise price of the options in accordance with regulations promulgated under the Securities Exchange Act of 1934, as amended, and do not reflect amounts actually received by the Named Executive Officers.

(2) All amounts reflected were determined using a December 31, 2004 price of $1.44 per share.

(3) All unvested options held by Mr. Gorman were cancelled upon his resignation on December 23, 2004.

(4) All unvested options held by Mr. Abi Zeid were cancelled upon his resignation on February 4, 2005.

EMPLOYMENT, SEVERANCE AND OTHER ARRANGEMENTS

Mr. Gorman's employment with the Company terminated on December 23, 2004. Under Mr. Gorman's severance agreement, he will receive $125,000 in annual salary continuation payable for two years after his termination date. Mr. Gorman is entitled to participate in the Company's health plan until 6 months after his termination date. Thereafter and until the first anniversary of the termination date, the Company will contribute to Mr. Gorman's health insurance under COBRA in an amount equal to the Company's contribution rate at the end of the initial six month period. Mr. Gorman will receive a continuation of life insurance for two years after the termination date in accordance with the Company's standard employee life insurance benefit program. Mr. Gorman's agreement also entitles him to the use of an office and facilities for four months after the termination date.

Under Mr. Murawski's current employment agreement, he is entitled to receive an annual base salary of $465,000. Mr. Murawski may also receive an annual bonus payment under the Company's 2005 executive incentive plan described below. Under the plan, Mr. Murawski may receive a bonus of between 0% and 150% of his base salary, with a target bonus of 75% of base salary based upon achievement of 100% of both the revenue and EBITDA performance targets established pursuant to the plan. If EasyLink terminates Mr. Murawski's employment without cause at any time, he will be entitled to receive at his option either (i) continuation of his base salary plus his target bonus for the year in which the termination has occurred (assuming performance at the 100% level for all applicable measures) and participation in the Company's standard health insurance and 401(k) plans for 12 months after the date of termination or (ii) a lump sum equal to 12 months base salary plus his target bonus for the year in which the termination has occurred (assuming performance at the 100% level for all applicable measures). If a sale of EasyLink occurs before the termination of Mr. Murawski's employment without cause or within 3 months after a termination of his employment without cause or within 3 months after Mr. Murawski terminates his employment as a result of certain changes made in his employment by EasyLink, he is entitled to receive upon the consummation of the sale a cash payment equal to 2.5% of the fair market value of the consideration received by the holders of EasyLink's common stock pursuant to the sale. If any of the payments to Mr. Murawski would be subject to change of control excise tax payments, Mr. Murawski is entitled to receive gross-up payments which would entitle him to retain, after payment of all additional taxes on the gross-up payments, an amount equal to the amount of the excise tax. A portion of Mr. Murawski's options are also subject to acceleration of vesting upon a change of control. A "sale" of EasyLink for this purpose means a merger, consolidation or sale of EasyLink's assets in which the holders of voting securities of EasyLink immediately prior thereto hold less than 50% of the total voting power represented by the voting securities of the surviving or transferee entity outstanding immediately after the merger, consolidation or sale. Additionally, the agreement provides that after Mr. Murawski leaves the employ of EasyLink, he will not solicit certain customers of EasyLink with respect to products or services that are the same or similar to those offered to such customers by EasyLink or solicit or induce any employee of EasyLink to leave the employ of EasyLink during the one year period following his employment or disclose any of its confidential information.

George Abi Zeid's employment with the Company terminated on February 4, 2005. Under his separation agreement, the Company agreed to pay Mr. Abi Zeid $240,000 as a severance payment upon the effective date of his resignation, an aggregate of $1,960,000 in installments over three years in consideration of the non-compete and other covenants contained in the separation agreement and $75,000 of Mr. Abi Zeid's legal expenses. Late payments will bear interest at the rate of 8% per annum until paid. Mr. Abi Zeid has agreed to restrictions on the sale of his stock during the two years after his date of resignation, including a prohibition on the sale of stock to one of the Company's competitors and on sales in excess of 1 million shares during each of the first and second 12 month periods following the resignation date plus in the second 12 month period any shares not sold in the first 12 month period. Mr. Abi Zeid has reaffirmed the obligations under the non-compete covenant in his employment agreement and the applicable non-compete period has been extended from one year to two years after the date of his resignation. Mr. Abi Zeid is subject to various standstill provisions for two years after the resignation date. See "Security Ownership of Certain Beneficial Holders and Management and Related Stockholder Matters."

Under Mr. Doyle's current employment agreement, he is entitled to receive annual base salary of $225,000. Mr. Doyle may also receive an annual bonus payment under the Company's 2005 executive incentive plan described below. Under the plan, Mr. Doyle may receive a bonus of between 0% and 60% of his base salary, with a target bonus of 30% of base salary based upon achievement of 100% of both the revenue and EBITDA performance targets established pursuant to the plan. If EasyLink or its successor terminates Mr. Doyle's employment without cause as a result of a sale of EasyLink (whether by merger, consolidation or sale of all or substantially all of its assets), Mr. Doyle will be eligible to receive a severance payment equal to six (6) months salary. Mr. Doyle's employment agreement also contains confidentiality, intellectual property and non-competition covenants.

Under Ms. McClister's current employment agreement, she is entitled to remain employed by the Company through December 31, 2005. Her current base salary is $207,000. From the termination of her employment until July 16, 2006, she will be entitled to receive salary continuation based on 100% of her previous base salary. She will also be entitled to reimbursement for up to an aggregate of $30,000 of out of pocket expenses relating to maintaining her CPA license and outplacement services. Additionally, her employment agreement provides that after Ms. McClister leaves the employ of EasyLink, she will not work for a competitor during the two year period following her employment or disclose any confidential information.

Under Mr. Ambrosia's current employment agreement, he receives an annual base salary of $243,000 which will be reviewed each year. Mr. Ambrosia may also receive an annual bonus payment under the Company's 2005 executive incentive plan described below. Under the plan, Mr. Ambrosia may receive a bonus of between 0% and 60% of his base salary, with a target bonus of 30% of base salary based upon achievement of 100% of both the revenue and EBITDA performance targets established pursuant to the plan. In the event that Mr. Ambrosia's position at EasyLink is eliminated, replaced or taken over by the third party in connection with an acquisition, merger or transfer of a majority interest in EasyLink, Mr. Ambrosia will be entitled to a severance package comprised of (a) six months base salary, (b) annual bonus pro rated for the portion of the year worked and (c) immediate vesting of 50% of his remaining unvested options. Additionally, Mr. Ambrosia's employment agreement provides that after he leaves our employ, he will not work for a competitor during the two year period following his employment or disclose any confidential information.

## 2005 EXECUTIVE INCENTIVE PLAN

The Company's 2005 executive incentive compensation is based on achieving budgeted revenue and EBITDA objectives. Officers and key management employees are eligible to participate upon the recommendation of the Chief Executive Officer and the approval of the Compensation Committee of the Board of Directors. Under the plan, a target award based on percentage of base salary has been established for each participant, which varies from 10% to 75% of base salary for the participant. The participant may receive a bonus from 0% to 200% of the target award based upon the actual level of under-achievement and/or over-achievement of the revenue and EBITDA performance objectives. If, in the opinion of the Compensation Committee, unanticipated economic and market conditions render pre-established financial objectives unattainable, the Committee may nevertheless award bonus payments not to exceed 50% of the target award.

In general, 100% of performance under the plan will be based on the revenue and EBITDA goals of the Company. At the discretion of the Compensation Committee, up to 25% of any individual's award may be based on subjective factors such as individual performance or achievement of other goals not stated in the plan. In addition, the Compensation Committee may, at its discretion, increase any individual's award by up to 25% of the award based on such factors. Accordingly, each Participant is eligible to receive no less than 75% of the award earned on the basis of the revenue and EBITDA goals of the Company (in the event that the minimum level of the individual's performance or other goals is not achieved), and is eligible for up to 125% (in the event that the maximum level of the individual's performance or other goals is achieved).

If there occurs a significant beneficial or adverse change in economic conditions, the indications of growth or recession in the Company's business segments, the nature of the operations of the Company, or applicable laws, regulations or accounting practices, or other unanticipated matters which, in the Company's judgment, have a substantial positive or negative effect on the performance of the Company, the Compensation Committee may modify or revise the performance objectives. These significant changes might, for example, result from acquisitions or dispositions of assets.

Employees terminating prior to the payout date are not eligible for payment of an award unless termination is due to retirement or economic reduction in force. Bonuses may be paid at the discretion of the Compensation Committee in cash or stock options or a combination of cash, stock options or other forms of stock-based compensation.

## COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of EasyLink is responsible for administering its executive compensation policies and equity compensation plans.

### COMPENSATION PHILOSOPHY

Compensation to executive officers is designed to attract and retain outstanding executive talent, to motivate and reward their performance in support of our strategic, financial and operating objectives. EasyLink has designed compensation programs to create a direct relationship between the level of compensation paid to executives and EasyLink's current and long-term level of performance. The components of these programs are base salary, short-term compensation in annual bonuses and long-term incentive compensation in the form of stock options or other stock-based awards.

### BASE SALARIES

The base salaries for our executive officers are determined annually by reviewing the competitive pay practices of companies engaged in businesses similar to ours and the responsibilities of each executive officer. The salaries were established to attract and retain the leadership and skill necessary to build long-term shareholder value. During 2004, base salary increases were awarded based on an analysis of regional salary data. Nine executives and the Chief Executive Officer received increases averaging 3.5% of their prior base compensation.

### SHORT-TERM ANNUAL BONUSES

Annual bonuses for executive officers are intended to provide an incentive for achieving short-term financial and certain performance objectives. These goals and objectives are established after review of the annual budget and an evaluation of the critical factors related to the performance of the management team. Bonuses may be paid in cash or through an award of stock options or a combination of cash and stock options at the discretion of the Compensation Committee. Executives received a bonus payment in 2004 and 2005 based upon achieving certain specified revenue and/or net income goals under the Company's Executive Incentive Plans. The bonus in each year was also conditioned on not having been terminated for cause and not having resigned prior to the date of payment. During 2003, the Company achieved the minimum levels of revenue and net income goals. During 2004, the Company achieved the minimum level of net income goal, but failed to achieve the minimum level of revenue goal. Accordingly, the bonus paid in 2005 for 2004 performance did not include a revenue component.

### LONG-TERM INCENTIVE COMPENSATION

The EasyLink stock option plans provide long-term incentives for executive officers and other key employees. The Compensation Committee believes that a significant portion of executive compensation should create a direct link between executive compensation and increases in stockholder value. Stock options are granted at fair market value and vest in installments, generally over a period of up to four years. In selecting recipients for option grants, the Committee considers the executive's current contribution to Company performance, the anticipated contribution to meeting EasyLink's long-term strategic performance goals, and industry practices and norms. Long term incentives granted in prior years and existing levels of stock ownership are also taken into consideration. During 2004, the Chief Executive Officer and eleven executives were awarded options to purchase an aggregate of 296,000 shares of Class A common stock at an exercise price equal to the fair market value on the date of grant. See "Option Grants in Fiscal Year" for options granted to the named executive officers.

### CHIEF EXECUTIVE OFFICER COMPENSATION

During 2004, Mr. Murawski received total base salary of $457,038, a bonus of $258,386 and options to purchase 45,000 shares of Class A common stock. Mr. Murawski's current base salary is $465,000 representing a $15,000 increase over his prior base salary. During 2005 Mr. Murawski's received a bonus for 2004 performance of $172,934.

Mr. Murawski's 2004 bonus was based 60% on achieving budgeted 2003 revenue goals and 40% on achieving budgeted 2003 net income goals and was conditioned on not being terminated for cause or having resigned prior to the date of payment in 2004. Mr. Murawski's 2005 bonus was based on budgeted 2004 revenue and net income goals and was conditioned on not being terminated for cause or having resigned prior to the date of payment in 2005. The Company exceeded its 2004 net income goals, but failed to achieve its 2004 revenue goals. Accordingly, the bonus paid in 2005 for 2004 performance did not include a revenue component.

In addition to evaluating Mr. Murawski's base and incentive compensation by the same factors applied to EasyLink's other executives, the Compensation Committee takes into consideration other aspects of the Company's health and development. Critical among these for the past several years has been the elimination of large amounts of debt from the Company's balance sheet. By 2004, Mr. Murawski had overseen the successful elimination of substantially all of the Company's outstanding debt and in the fourth quarter of 2004 the negotiation of a new $15 million credit facility. Further, Mr. Murawski has successfully carried out the Company's strategy of divesting various components of its business, including the MailWatch service line in July 2004 and the Company's portfolio of Internet domain names.

The Compensation Committee has reviewed the various components of Mr. Murawski's compensation package as set forth in his employment agreement, the 2004 executive incentive plan and the Company's benefit plans, including base salary, bonus, stock options, severance, change in control, 401(k) savings plan, and health and other benefits. The Committee determined that Mr. Murawski's compensation was reasonable and not excessive. Furthermore, the Committee compared the compensation package of Mr. Murawski with the compensation package of the Company's other executives and determined the relative differences to be within an appropriate range.

The Compensation Committee expects that Mr. Murawski's future performance will be judged not only by the specific goals and objectives of an annual Executive Incentive Plan but also by the general progress of the Company's business and its ability to grow and prosper in an intensely competitive market.

The Compensation Committee will evaluate EasyLink's compensation policies on an ongoing basis to determine whether they enable it to attract, retain and motivate key personnel. To meet these objectives, EasyLink may from time to time increase salaries, award additional stock options or other stock-based compensation or provide other short-and long-term incentive compensation to executive officers, including Mr. Murawski.

Submitted by the Compensation Committee of the Board of Directors

George Knapp

Robert Casale

Peter Holzer

# AUDIT COMMITTEE REPORT

The following is the report of the Audit Committee of the Board of Directors. The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended December 31, 2004 with management. In addition, the Audit Committee has discussed with KPMG LLP, the Company's independent auditors, the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committee). The audit committee also has received the written disclosures and the letter from KPMG LLP as required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and the Audit Committee has discussed the independence of KPMG LLP with that firm.

Based on the Audit Committee's review of the matters noted above and its discussions with the Company's independent auditors and the Company's management, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

Submitted by the Audit Committee of the Board of Directors.

George Knapp

John Petrillo

Dennis Raney

Eric Zahler

## INDEPENDENT PUBLIC ACCOUNTANTS

KPMG LLP served as the independent auditors for the Company and its subsidiary corporations for the fiscal year ending December 31, 2004. Representatives of KPMG LLP are expected to attend the meeting and will have an opportunity to make a statement and/or respond to appropriate questions from stockholders. The Company will select an independent auditor for the current fiscal year after the annual meeting.

### FEES PAID TO THE INDEPENDENT AUDITOR

Set forth below is an analysis of the fees billed for professional services rendered by the Company's independent auditor, KPMG LLP, for the fiscal years ending December 31, 2004 and December 31, 2003.

#### Audit Fees

Audit Fees are those fees billed by KPMG LLP in connection with their audit and review of our financial statements, including services related thereto such as comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the SEC. The aggregate amount of the Audit Fees for each of the last two fiscal years were $863,000 in 2004 and $711,000 in 2003.

#### Audit Related Fees

Audit-related fees are assurance and related services that are reasonably related to the performance of the audit of our financial statements. More specifically, these services would include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. During 2004 and 2003, KPMG LLP provided the Company with no assurance and related services.

#### Tax Fees

The aggregate fees billed for professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning services for each of the last two fiscal years were $220,000 in 2004 and $449,000 in 2003.

#### All Other Fees

No other fees were billed for professional services rendered by KPMG LLP during the last two fiscal years.

The Audit Committee has not adopted pre-approval policies and procedures for the engagement of the independent auditor for audit and non-audit services. All of the fees described above for tax-related services were in connection with engagements approved by the Audit Committee.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

### FEDERAL PARTNERS, L.P. FINANCINGS

Stephen Duff was a director of the Company until November 12, 2004. Mr. Duff is Chief Investment Officer of The Clark Estates, Inc. and is Treasurer of the general partner of, and a limited partner of, Federal Partners, L.P. Federal Partners and accounts for which The Clark Estates, Inc. provides management and administrative services were beneficial holders as of February 27, 2004 of 5,589,020 shares of Class A common stock representing approximately 12.63% of the Company's outstanding Class A common stock. In connection with a senior convertible notes financing completed on January 8, 2001, we granted to Federal Partners the right to designate one director to our Board of Directors so long as Federal Partners and other persons associated with it owns at least 300,000 shares of Class A common stock. Federal Partners designated Stephen Duff and he was appointed to our Board on January 8, 2001. Federal Partners retained the right to designate one director to our Board after Mr. Duff's resignation. Through his limited partnership interest in Federal Partners, Mr. Duff has an indirect interest in 10,789 of the shares of Class A common stock held by Federal Partners.

### ACQUISITION OF SWIFT TELECOMMUNICATIONS, INC.

The Company acquired Swift Telecommunications, Inc. on February 23, 2001. George Abi Zeid was the sole shareholder of Swift Telecommunications, Inc ("STI"). In connection with the acquisition, Mr. Abi Zeid was elected to the Board of Directors of the Company and was appointed President - International Operations. Under the merger agreement, EasyLink agreed to pay additional contingent consideration to Mr. Abi Zeid equal to the amount of the net proceeds, after satisfaction of certain liabilities of STI and its subsidiaries, from the sale or liquidation of the assets of one of STI's subsidiaries. During 2004, pursuant to such agreement the Company paid Mr. Abi Zeid $320,000 of net proceeds received by the Company.

On May 1, 2003 in connection with the Company's 2003 debt restructuring, Mr. Abi Zeid exchanged a promissory note in the principal amount of $2,682,964 for 1,341,482 shares of Class A common stock and agreed to defer interest payments due to him in the amount of $283,504, all of which has been paid. We made $121,671 of the payments on the $283,504 obligation in 2004.

George Abi Zeid's employment with the Company terminated on February 4, 2005. Under his separation agreement, the Company agreed to pay Mr. Abi Zeid $240,000 as a severance payment upon the effective date of his resignation, an aggregate of $1,960,000 in installments over three years in consideration of the non-compete and other covenants contained in the separation agreement and $75,000 of Mr. Abi Zeid's legal expenses. Late payments will bear interest at the rate of 8% per annum until paid. Mr. Abi Zeid has agreed to restrictions on the sale of his stock during the two years after his date of resignation, including a prohibition on the sale of stock to one of the Company's competitors and on sales in excess of 1 million shares during each of the first and second 12 month periods following the resignation date plus in the second 12 month period any shares not sold in the first 12 month period. Mr. Abi Zeid has reaffirmed the obligations under the non-compete covenant in his employment agreement and the applicable non-compete period has been extended from one year to two years after the date of his resignation. Mr. Abi Zeid is subject to various standstill provisions for two years after the resignation date. See "Security Ownership of Certain Beneficial Holders and Management and Related Stockholder Matters."

Mr. Abi Zeid had previously agreed to contribute to the Company shares of Class A common stock issuable to him in connection with the acquisition of STI in 2001 and the November 2001 debt restructuring in order to permit the grant of shares to employees or consultants. Subsequent to the 2001 debt restructuring, an aggregate of 205,425 shares of Class A common stock were issued to former employees and consultants in settlement of commitments made by Mr. Abi Zeid. In connection with the acquisition of STI in 2001, we had entered into a conditional commitment to acquire Telecom International, Inc. ("TII"). TII was an affiliate of STI prior to the acquisition of STI by us. Mr. Abi Zeid was a principal beneficial shareholder of TII. In November 2001, the parties agreed to terminate the TII commitment. In consideration of the termination of the commitment, EasyLink purchased certain assets of TII and agreed, among other things, to issue up to 20,000 shares of Class A common stock to TII. EasyLink settled the foregoing mutual share commitments by reducing the amount of shares issuable to Mr. Abi Zeid in satisfaction of commitments made to him pursuant to the STI acquisition and the 2001 debt restructuring by 205,425 shares and by issuing 20,000 shares to TII.

### SALE OF DOMAIN NAMES

In December 2004, the Company sold a portfolio of 1,177 internet domain names and related assets not used in its core business to Gerald Gorman, the former Chairman of the Board of Directors. Under the domain portfolio purchase agreement, Mr. Gorman paid EasyLink a cash payment of $1 million and will share with EasyLink revenues derived from the use of the names until the fifth anniversary of the closing date under the agreement. Under the revenue sharing arrangement, EasyLink will receive 15% of all domain revenues during the second and third years after the closing date and 10% during the fourth and fifth years. EasyLink retained the option to purchase back from Mr. Gorman at any time during the fourth and fifth years after the closing date substantially all of the internet domain names transferred for a price of $4,500,000. Pursuant to the domain portfolio purchase agreement, Mr. Gorman also converted all of his 1 million shares of 10 for 1 super-voting Class B common stock into 1 for 1 standard voting Class A common stock. He also agreed to the termination of his employment and resigned as an officer and director of EasyLink and its subsidiaries. Under Mr. Gorman's severance agreement, he will receive $125,000 in annual salary continuation payable in each of the next two years. The purchase price and other consideration exchanged in the transaction was determined by negotiation between Mr. Gorman and the special committee of independent directors formed by the Board of Directors for the purpose of evaluating Mr. Gorman's proposal to acquire the domain names.

As a result of the conversion of his Class B common stock into Class A common stock, Mr. Gorman's total voting interest fell from approximately 19.7% of the outstanding voting power of the Company's common stock to approximately 2.6% of the outstanding voting power and the voting power of all other shares of Class A common stock increased proportionately.

STOCK PERFORMANCE GRAPH

Set forth below is a graph comparing the percentage change in the cumulative stockholder return on our Class A common stock from June 18, 1999 (the date of the initial public offering) to the last day of our last completed fiscal year. The cumulative stockholder return is measured by dividing:

- the sum of (A) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (B) the difference between our share price as of the end of the measurement period and the price at the beginning of the measurement period, by
- the share price at the beginning of the measurement period.

The cumulative total return on our Class A common stock is compared with the Nasdaq Stock Market (U.S.) Index and a self-determined peer group (the "Peer Group").

CUMULATIVE TOTAL RETURN* FROM JUNE 18, 1999 TO DECEMBER 31, 2004
OF EASYLINK CLASS A COMMON STOCK,.
THE NASDAQ STOCK MARKET (U.S.) INDEX AND PEER GROUP


Index by Stock Price
300
250
200
150
100
50
0
6/19/1999
12/31/99
12/31/00
12/31/01
12/31/02
12/31/03
12/31/04
Period
EasyLink Services Corporation
Peer Group
NASDAQ Market Index

| Date | EasyLink Services Corporation | Peer Group | NASDAQ Market Index |
|---|---|---|---|
| 6/19/99 | 100.00 | 100.00 | 100.00 |
| 12/31/99 | 267.86 | 278.3807398 | 159.95 |
| 12/31/00 | 10.27 | 76.28 | 97.11 |
| 12/31/01 | 7.00 | 25.09 | 76.66 |
| 12/31/02 | 0.91 | 14.43 | 52.49 |
| 12/31/03 | 2.13 | 33.53 | 78.74 |
| 12/31/04 | 2.06 | 39.56 | 85.51 |

The Peer Group included the following companies: Descartes Systems Group, Internet Commerce Corporation, J2 Global Communications, Captiva Software Corporation, Premiere Global Services, Inc., and Tumbleweed Communications.

*ASSUMES $100 INVESTED ON JUNE 17, 1999 IN STOCK OR INDEX, INCLUDING REINVESTMENT OF DIVIDENDS.

## DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS

Proposals of stockholders of EasyLink which are intended to be presented by such stockholders at EasyLink's 2006 Annual Meeting of Stockholders must be received by EasyLink no later than January 9, 2006 to be included in the proxy statement and form of proxy relating to that meeting. The deadline for submitting a stockholder's proposal that will not be included in the proxy statement and form of proxy for EasyLink's 2006 Annual Meeting of Stockholders but nonetheless will be eligible for consideration is not earlier than 120 days and not later than 90 days prior to June 21, 2006. If the date of the 2006 annual meeting is more than thirty (30) days before or more than seventy (70) days after June 21, 2006, notice by the stockholder must be delivered not earlier than 120 days prior to the actual date of the annual meeting and not later than 90 days prior to such date or 10 days following the day on which public announcement of 2006 annual meeting date is first made by the Corporation. Notice of a stockholder's intent to nominate candidates for election as directors must be submitted within the deadline for submission of stockholder proposals. Stockholder proposals or notices of intent to nominate candidates for election as directors should be submitted to EasyLink Services Corporation, 33 Knightsbridge Road, Piscataway, NJ 08854, Attention: General Counsel and Corporate Secretary.

## SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires EasyLink's directors, executive officers and persons who own more than 10% of EasyLink's Class A common stock (collectively, "Reporting Persons") to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and changes in ownership of EasyLink's Class A common stock. Reporting Persons are required by SEC regulations to furnish EasyLink with copies of all Section 16(a) reports they file. To EasyLink's knowledge and except as set forth below, based solely on its review of the copies of such reports received or written representations from certain Reporting Persons that no other reports were required, EasyLink believes that during 2004 all Reporting Persons complied with all applicable filing requirements.

## FORM 10-K

Shareholders entitled to vote at the Annual Meeting may obtain for no charge a copy of the Company's Annual Report on Form 10-K, as amended and without exhibits, for the year ended December 31, 2004, upon written request to Investor Relations, EasyLink Services Corporation, 33 Knightsbridge Road, Piscataway, NJ 08854.

## OTHER MATTERS

The Board knows of no other business that will be presented to the Annual Meeting. If any other business is properly brought before the Annual Meeting, proxies in the enclosed form will be voted in respect thereof as the proxy holders deem advisable.

It is important that the proxies be returned promptly and that your shares be represented. Stockholders are urged to mark, date, execute and promptly return the accompanying proxy card in the enclosed envelope.

By Order of the Board of Directors,

DAVID W. AMBROSIA
Executive Vice President,
General Counsel and Secretary

APPENDIX A

# EASYLINK SERVICES CORPORATION 2005 STOCK AND INCENTIVE PLAN

## 1. PURPOSE

The purpose of the EasyLink Services Corporation 2005 Stock and Incentive Plan (the "Plan") is to provide for the grant of stock options and stock-based awards as an incentive to selected directors, officers, employees and consultants of EasyLink Services Corporation (the "Company") and any Subsidiary of the Company to acquire a proprietary interest in the Company, to continue as directors, officers, employees and consultants and to increase their efforts on behalf of the Company.

## 2. DEFINITIONS

As used in the Plan, the following terms shall have the meanings set forth below:

(a) "Award" shall mean any form of award, whether singly or in combination, to a Grantee by the Committee pursuant to any terms and conditions that the Committee may establish and set forth in the Award Agreement. Awards under the Plan may consist of "Options" awarded pursuant to Section 6 or "Other Stock-Based Awards" awarded pursuant to Section 7.

(b) "Award Agreement" shall mean a written agreement between the Company and the Grantee as described in Section 9.

(c) "Board" shall mean the Board of Directors of the Company.

(d) "Cause" shall mean misconduct that is willfully or wantonly harmful to the Company or any of its Subsidiaries, monetarily or otherwise.

(e) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

(f) "Committee" shall mean the Compensation Committee of the Board.

(g) "Company" shall mean EasyLink Services Corporation, a Delaware corporation, and any successor corporation.

(h) "Deferred Stock Unit" shall mean a Unit granted under Section 7 to acquire shares of Stock upon Termination of Employment, subject to any restrictions, as the Committee, in its discretion, may determine.

(i) "Dividend Equivalent" shall mean an amount equal to the cash dividend or the Fair Market Value of the Stock dividend that would be paid on each share of Stock underlying an award if the share of Stock were duly issued and outstanding on the date on which the dividend is payable.

(j) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(k) "Fair Market Value" means, as of any date, the value of Stock or other property determined as follows:

(i) If the Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such Stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day prior to the time of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable:

(ii) If the Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Stock for the last market trading day prior to the time of determination; or

(iii) In the absence of an established market for the Stock, or if Fair Market Value is in reference to property other than Stock, the Fair Market Value thereof shall be determined in good faith by the Committee.

(l) "Grantee" shall mean an officer, director, employee or consultant of the Company to whom an Award has been granted under the terms of the Plan.

(m) "Incentive Stock Option" shall mean an option granted under the Plan that is intended to meet the requirements of Section 422 of the Code or any successor provision.

(n) "Non-Qualified Stock Option" shall mean an option granted under the Plan that is not intended to be an Incentive Stock Option.

(o) "Option" shall mean an Incentive Stock Option or a Non-Qualified Stock Option.

(p) "Outside Director" shall mean a director of the Company who is an "outside director" within the meaning of Section 162(m) of the Code.

(q) "Plan" shall mean this EasyLink Services Corporation 2005 Stock and Incentive Plan, as amended from time to time.

(r) "Restricted Stock" shall mean Stock issued pursuant to Section 7 subject to any restrictions that the Committee, in its discretion, may impose.

(s) "Restricted Unit" shall mean a Unit granted under Section 7 to acquire Stock or an equivalent amount in cash, which Unit is subject to any restrictions that the Committee, in its discretion, may impose.

(t) "Stock" shall mean shares of Class A common stock, $.01 par value, of the Company or such other securities or property as may become subject to Awards pursuant to an adjustment made under Section 10.

(u) "Stock-Based Award" means an Award granted under Section 7 of the Plan and denominated in shares of Stock.

(v) "Subsidiary" shall mean any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns more than 50% of the total combined voting power of all classes of stock in one of the other corporations in such chain.

(w) "Termination of Employment" shall mean the date of cessation of an employee's employment relationship with the Company or a Subsidiary for any reason, with or without Cause, as determined by the Company.

(x) "Unit" shall mean, for the purposes of Restricted Units or Deferred Stock Units, the potential right to acquire one share of Stock.

3. ADMINISTRATION

(a) The Plan shall be administered by the Committee. The Committee shall consist of at least two directors and may consist of the entire Board; provided, however, that to the extent necessary for an Award intended to qualify as performance-based compensation under Section 162(m) of the Code to so qualify, only Outside Directors who are members of the Committee shall act with respect to such Award.

(b) The Committee shall have plenary authority in its discretion, subject only to the express provisions of the Plan and, in reference to the Incentive Stock Options, to Code Section 422:

(i) to select the Grantees, the number of shares of Stock subject to each Award and terms of the Award granted to each Grantee (including without limitation the exercise price, the period during which an Award can be exercised and any restrictions on exercise or on transfer), provided that, in making its determination, the Committee shall consider the position and responsibilities of the individual, the nature and value to the Company of his or her services and accomplishments, the individual's present and potential contribution to the success of the Company and any other factors that the Committee may deem relevant;

(ii) to determine the dates of the Award grants;

(iii) to prescribe the form of the Award Agreements;

(iv) to adopt, amend and rescind rules and regulations for the administration of the Plan and for its own acts and proceedings;

(v) to decide all questions and settle all controversies and disputes of general applicability that may arise in connection with the Plan; and

(vi) to modify or amend any outstanding Award subject to the provisions in the Plan or Award Agreement.

All decisions, determinations and interpretations with respect to the foregoing matters shall be made by the Committee and shall be final and binding upon all persons.

(C) DELEGATION. The Committee may delegate authority to an officer of the Company to grant Awards to Grantees who are not subject to the short-swing profit rules of Section 16 of the Exchange Act and are not "covered employees" whose compensation is subject to the deduction limit of Section 162(m) of the Code, at the discretion of such appointed officer, provided, however, that the appointed officer shall have no authority to grant Awards in units greater than 80,000 without approval of the Committee.

(D) EXCULPATION. No member of the Board or Committee shall be personally liable for monetary damages for any action taken or any failure to take any action in connection with the administration of the Plan or the granting of Awards under it unless such action or failure to take action constitutes self-dealing, willful misconduct or recklessness; provided, however, that the provisions of this subsection shall not apply to the responsibility or liability of a director pursuant to any criminal statute or to the liability of a director for the payment of taxes pursuant to local, state or federal law.

(E) INDEMNIFICATION. Each member of the Board or Committee shall be entitled without further act on his part or her part to indemnity from the Company to the fullest extent provided by applicable law and the Company's Certificate of Incorporation or Bylaws in connection with or arising out of any action, suit or proceeding with respect to the administration of the Plan or the granting of Awards under it in which he or she may be involved by reason of being or having been a member of the Board or Committee at the time of the action, suit or proceeding.

4. EFFECTIVENESS AND TERMINATION OF THE PLAN

The Plan shall become effective as of June 21, 2005 provided that the Plan is approved by the stockholders of the Company within one year of its adoption. Any Award outstanding at the time of termination of the Plan shall remain in effect in accordance with its terms and conditions and those of the Plan. The Plan shall terminate on the earliest of:

(a) June 21, 2015; or

(b) the date when all shares of Stock reserved for issuance under Section 5 of the Plan shall have been acquired through Awards granted under the Plan; or

(c) such earlier date as the Board may determine.

5. THE STOCK

(A) SHARES AVAILABLE. The aggregate number of shares of Stock issuable under the Plan will be authorized but unissued Stock. The total number of shares of Stock with respect to which Awards may be issued under the Plan may equal, but may not exceed, one million (1,000,000) shares of Stock, subject to adjustment in accordance with Section 10. Each Award of an Option, Restricted Stock, Restricted Units, Deferred Stock Units and other non-Option Awards shall reduce the number of shares of Stock available for future issuance under Options, Restricted Stock, Restricted Units, Deferred Stock Units and other non-Option Awards by one share for every share subject to the Option, Restricted Stock, Restricted Units, Deferred Stock Units and other non-Option Awards awarded.

(B) COUNTING RULES. The following shares of Stock related to Awards under this Plan may again be available for issuance under the Plan, in addition to the shares of Stock described in Section 5(a):

(i) Shares of Stock related to Awards paid in cash;

(ii) Shares of Stock related to Awards that expire, are forfeited or cancelled or terminate for any other reason without issuance of Stock;

(iii) Shares of Stock that are tendered or withheld in payment of all or part of the exercise price of a Stock Option awarded under this Plan, or in satisfaction of withholding tax obligations arising under this Plan;

(iv) Any shares of Stock issued in connection with Awards that are assumed, converted or substituted as a result of the acquisition of an acquired company by the Company or a combination of the Company with another company; and

(v) Any shares of Restricted Stock that are returned to the Company upon a Grantee's termination of employment.

6. TERMS AND CONDITIONS OF OPTIONS

Options may be granted by the Committee at any time and from time to time prior to the termination of the Plan. Except as hereinafter provided, Options granted under the Plan shall be subject to the following terms and conditions:

(A) GRANTEES. The Grantees shall be those employees of the Company or its Subsidiaries (including officers and directors), and those consultants to the Company or its Subsidiaries, selected by the Committee. No Incentive Stock Options shall be granted to (i) any person owning Stock or other capital stock in the Company possessing more than 10% of the total combined voting power of all classes of capital stock of the Company, unless such Incentive Stock Option meets the requirements of 6(b) and 6(e); or (ii) any director who is not an officer. The maximum number of shares of Stock which may be issued pursuant to Options granted to a Grantee within a calendar year is 750,000.

(B) PRICE. The exercise price of each Option shall be determined by the Committee at the time of grant, and in the case of an Incentive Stock Option shall be no less than the Fair Market Value of the Stock, without regard to any restriction, at the time the Incentive Stock Option is granted. If a Grantee owns more than 10% of the total combined voting power of all classes of stock of the Company or any Subsidiary, the exercise price of any Incentive Stock Option granted to such individual shall be 110% of the Fair Market Value of the Stock.

(C) PAYMENT FOR STOCK. The exercise price of an Option shall be paid in full at the time of the exercise (i) in cash, or (ii) by certified check payable to the Company, or (iii) by other mode of payment (e.g., stock) as the Committee may approve.

(D) LIMITATION. Notwithstanding any provision of the Plan to the contrary, an Option shall not be treated as an Incentive Stock Option to the extent the aggregate fair market value (determined as of the time the Incentive Stock Option is granted) of Stock for which Incentive Stock Options are exercisable for the first time by a Grantee during any calendar year exceeds $100,000.

(E) DURATION AND EXERCISE OF OPTIONS. Options may be exercised for terms of up to but not exceeding ten years from the date of grant. Subject to the foregoing, Options shall be exercisable at the times and in the amounts (up to the full amount thereof) determined by the Committee at the time of grant. If an Option granted under the Plan is exercisable in installments the Committee shall determine what events, if any, will make it subject to acceleration. The term of an Incentive Stock Option granted to an employee who owns more than 10% of the combined voting power of all classes of stock of the Company shall not exceed 5 years.

(F) TERMINATION OF SERVICES. Upon the termination of a Grantee's services for the Company or its Subsidiaries for any reason, Options held by the Grantee may only be exercised to the extent and during the period, if any, set forth in the Award Agreement.

(G) TRANSFERABILITY OF OPTION. No Option shall be transferable except by will or the laws of descent and distribution. An Option shall be exercisable during the Grantee's lifetime only by the Grantee.

(H) MODIFICATION, EXTENSION AND RENEWAL OF OPTIONS. Subject to the terms and conditions and within the limitations of the Plan, the Committee may modify, extend or renew outstanding Options granted under the Plan, or accept the surrender of outstanding options (to the extent not theretofore exercised) and authorize the granting of new Options in substitution thereof. Notwithstanding the foregoing, however, no modification of an Option shall, without the consent of the Grantee, alter or impair any rights or obligations under any Option theretofore granted under the Plan or adversely affect the status of an Incentive Stock Option.

(I) OTHER TERMS AND CONDITIONS. Award Agreements may contain any other provision not inconsistent with the Plan that the Committee deems appropriate.

7. TERMS AND CONDITIONS OF STOCK-BASED AWARDS

The Committee may, from time to time, grant Awards (other than Options) to any Grantee that the Committee may from time to time select, which Awards consist of, or are denominated in, payable in, valued in whole or in part by reference to, or otherwise related to, Stock. These Awards may include, among other forms, Restricted Stock, Restricted Units or Deferred Stock Units. The Committee will determine, in its discretion, the terms and conditions that will apply to Awards granted pursuant to this Section 7, which terms and conditions will be set forth in the applicable Award Agreement. The maximum number of shares of Stock which may be issued pursuant to Awards of Restricted Stock, Restricted Units, Deferred Stock Units or other non-Option Awards granted to a Grantee within a calendar year is 450,000.

(A) GRANT OF RESTRICTED STOCK. The Committee may grant Restricted Stock to any Grantee, which Stock will be registered in the name of the Grantee and held for the Grantee by the Company. The Grantee will have all rights of a stockholder with respect to the Stock, including the right to vote and to receive dividends or other distributions, except that the Stock may be subject to a vesting schedule and will be forfeited if the Grantee attempts to sell, transfer, assign, pledge or otherwise encumber or dispose of the Stock before the restrictions are satisfied or lapse.

(B) GRANT OF RESTRICTED UNITS. The Committee may grant Restricted Units to any Grantee, which Units will be paid in cash or whole shares of Stock or a combination of cash and Stock, in the discretion of the Committee, when the restrictions on the Units lapse and any other conditions set forth in the Award Agreement have been satisfied. For each Restricted Unit that vests, one share of Stock will be paid or an amount in cash equal to the Fair Market Value of a share of Stock as of the date on which the Restricted Unit vests.

(C) GRANT OF DEFERRED STOCK UNITS. The Committee may grant Deferred Stock Units to any Grantee, which Units will be paid in whole shares of Stock upon the Grantee's Termination of Employment if the restrictions on the Units have lapsed. One share of Stock will be paid for each Deferred Stock Unit that becomes payable.

(D) DIVIDENDS AND DIVIDEND EQUIVALENTS. At the discretion of the Committee, dividends issued on shares of Stock may be paid immediately or withheld and deferred in the Grantee's account. In the event of a payment of dividends on Stock, the Committee may credit Restricted Units with Dividend Equivalents. Dividend Equivalents may be distributed immediately or withheld and deferred in the Grantee's account as determined by the Committee. Deferred Stock Units may, in the discretion of the Committee and as set forth in the Award Agreement, be credited with Dividend Equivalents or additional Deferred Stock Units. The number of any Deferred Stock Units credited to a Grantee's account upon the payment of a dividend will be equal to the quotient produced by dividing the cash value of the dividend by the Fair Market Value of one share of Stock as of the date the dividend is paid. The Committee will determine any terms and conditions on deferral of a dividend or Dividend Equivalent, including the rate of interest to be credited on deferral and whether interest will be compounded.

## 8. PERFORMANCE-BASED AWARDS

The Committee, in its sole discretion, may condition the granting, vesting or settlement of any Award under the Plan on the attainment by the Company or by one or more of its Subsidiaries or business units of one or more performance goals over a specified period of time (a "performance period"). No later than 90 days after commencement of a performance period (and before 25% of the performance period has elapsed), the Committee shall establish in writing one or more performance goals for the performance period, based on one or more of the business criteria set forth in Annex A. The Committee may specify a minimum amount of performance that must be achieved during the performance period in order for the granting, vesting or settlement of the Award to occur, and how various levels of performance above the minimum level may affect the extent to which the Award is granted, vested or settled. Following the end of a performance period, the Committee shall certify in writing the extent to which the performance goals for the performance period have been attained. The Committee may retain the discretion to reduce, but not to increase, on a grantee-by-grantee basis, the extent to which an Award is granted, vested or settled upon attainment of the performance goals for a performance period, provided that no such reduction shall increase the amount payable to another grantee whose compensation is subject to the deduction limitation of Code Section 162(m).

## 9. AWARD AGREEMENT

Each Grantee shall enter into an Award Agreement with the Company setting forth the terms and conditions of the Award issued to the Grantee, consistent with the Plan. The form of Award Agreement may be established at any time or from time to time by the Committee. No Grantee shall have rights in any Award unless and until an Award Agreement is entered into with the Company.

## 10. ADJUSTMENT FOR CHANGES IN THE STOCK

(a) In the event the shares of Stock, as presently constituted, shall be changed into or exchanged for a different number or kind of shares or other securities of the Company (whether by reason of merger, consolidation, recapitalization, reclassification, split, reverse split, combination of shares or otherwise), then there shall be substituted for or added to each share of Stock theretofore or thereafter subject to an Award the number and kind of shares of capital stock or other securities into, which each outstanding share of Stock shall be changed, or for which each such share shall be exchanged, or to which each such share shall be entitled, as the case may be. The number of shares available for future issuance under the Plan under Section 5(a), the annual limitations on Awards specified in Sections 6(a) and 7, and the price and other terms of outstanding Awards shall also be appropriately amended to reflect the foregoing events. In the event there shall be any other change in the number or kind of outstanding shares of the Stock, or of any capital stock or other securities into which the Stock shall have been changed or for which it shall have been exchanged, if the Committee shall, in its sole discretion, determine that the change equitably requires an adjustment in any Award theretofore granted or which may be granted under the Plan, then adjustments shall be made in accordance with its determination.

(b) Fractional shares resulting from any adjustment in Awards pursuant to this Section 10 may be settled in cash or otherwise as the Committee shall determine. Notice of any adjustment shall be given by the Company to each holder of an Award that shall have been so adjusted, and the adjustment (whether or not notice is given) shall be effective and binding for all purposes of the Plan.

(c) Notwithstanding Section 10(a), the Committee shall have the power, in the event of the disposition of all or substantially all of the assets of the Company, or the dissolution of the Company, or the merger or consolidation of the Company, or the making of a tender offer to purchase all or a substantial portion of outstanding Stock of the Company, to amend all outstanding Awards (upon such conditions as it shall deem fit) to (i) permit the exercise of any Awards prior to the effective date of the transaction and to terminate all unexercised Awards as of that date, or (ii) require the forfeiture of all Awards which are Options, Restricted Units or Deferred Stock Units, provided the Company pays to each Grantee the excess of the Fair Market Value of the Stock subject to the Award over the exercise price of the Award, or (iii) make any other provisions that the Committee deems equitable.

## 11. AMENDMENT OF THE PLAN

The Board may amend the Plan and may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award in the manner and to the extent deemed desirable to carry out the Plan without action on the part of the stockholders of the Company; provided, however, that, except as provided in Section 10 and this Section 11, unless the stockholders of the Company shall have first approved thereof (i) the total number of shares of Stock subject to the Plan shall not be increased, (ii) no Award shall be exercisable more than ten years after the date it is granted, (iii) the expiration date of the Plan shall not be extended and (iv) no amendment shall (a) increase the number of shares of Stock to be received on exercise of an Award, (b) materially increase the benefits accruing to a Grantee under an Award or (c) modify the eligibility requirements for participation in the Plan.

## 12. INTERPRETATION AND CONSTRUCTION

The interpretation and construction of any provision of the Plan by the Committee shall be final, binding and conclusive for all purposes.

## 13. APPLICATION OF FUNDS

The proceeds received by the Company from the sale of Stock pursuant to this Plan will be used for general corporate purposes.

## 14. NO OBLIGATION TO EXERCISE OPTION

The granting of an Option shall impose no obligation upon the Grantee to exercise an Option.

## 15. PLAN NOT A CONTRACT OF EMPLOYMENT

Neither the Plan nor any Award Agreement is a contract of employment, and the terms of employment of any Grantee shall not be affected in any way by the Plan or related instruments except as specifically provided therein. The establishment of the Plan shall not be construed as conferring any legal rights upon any Grantee for a continuance of employment; nor shall it interfere with the right of the Company (or its Subsidiary, if applicable) to discharge the Grantee.

## 16. EXPENSE OF THE PLAN

All of the expenses of administering the Plan shall be paid by the Company.

## 17. COMPLIANCE WITH APPLICABLE LAW

Notwithstanding anything herein to the contrary, the Company shall not be obligated to cause to be issued or delivered any certificates for shares of Stock issuable under an Award unless and until the Company is advised by its counsel that the issuance and delivery of the certificates is in compliance with all applicable laws, regulations of government authorities and requirements of any exchange upon which shares of Stock are traded. The Company shall in no event be obligated to register any securities pursuant to the Securities Act of 1933 (as now in effect or as hereafter amended) or to take any other action in order to cause the issuance and delivery of certificates to comply with any of those laws, regulations or requirements. The Committee may require, as a condition of the issuance and delivery of certificates and in order to ensure compliance with those laws, regulations and requirements, that the Grantee make such covenants, agreements and representations as the Committee, in its sole discretion, deems necessary or desirable. Each Award shall be subject to the further requirement that if at any time the Committee shall determine in its discretion that the listing or qualification of the shares of Stock subject to the Award, under any securities exchange requirements or under any applicable law, or the consent or approval of any regulatory body, is necessary in connection with the granting of the Award or the issuance of Stock thereunder, the Award may not be exercised or transferred or paid in whole or in part unless the listing, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee. No Grantee shall be entitled to grant, exercise, transfer or payment of any Award if the grant, exercise, transfer or payment would violate the provisions of the Sarbanes Oxley Act of 2002 or any other applicable law.

## 18. GOVERNING LAW

Except to the extent preempted by federal law, this Plan shall be construed and enforced in accordance with, and governed by, the laws of the State of Delaware.

## ANNEX A TO 2005 STOCK AND INCENTIVE PLAN

## BUSINESS CRITERIA FOR PERFORMANCE GOALS

In establishing performance goals to measure the performance of the Company, a Subsidiary or a business unit during a specified period pursuant to Section 8 of the Plan, the Committee shall select one or more of the following business criteria:

(i) pre-tax income;

(ii) earnings per Share;

(iii) income from operations;

(iv) earnings before interest expense and provision for income taxes (EBIT);

(v) earnings before interest expense, provision for income taxes, depreciation and amortization expenses (EBITDA);

(vi) net income;

(vii) revenue;

(viii) economic value added (EVA);

(ix) return on net or total assets;

(x) free cash flow from operations;

(xi) free cash flow per Share;

(xii) return on invested capital;

(xiii) return on stockholders' equity;

(xiv) expense reduction;

(xv) working capital;

(xvi) total stockholder return; and

(xvii) performance of the Company's stock price.

The Committee, in its discretion, may establish performance goals under any of the above criteria that are absolute or relative to the performance of one or more comparable companies or an index of comparable companies.

In calculating performance under any of the above criteria, the Committee, in its discretion, may elect to exclude (i) unusual gains, unusual losses and other nonrecurring items, (ii) the amount of all charges and expenses incurred or income earned in connection with any refinancing, restructuring, rationalization, recapitalization or reorganization involving the Company and its Subsidiaries, (iii) the cumulative effects of accounting changes, (iv) discontinued operations, and (v) any business units, divisions, Subsidiaries or other entities sold or acquired. The Committee may determine no later than 90 days after the commencement of the applicable performance period also to exclude other items, each determined in accordance with generally accepted accounting principles in the United States (to the extent applicable).

2004 Annual Report Table of Contents


| | |
|---|---|
| F-1 | Consolidated Selected Financial Data |
| F-3 | Management's Discussion and Analysis of Financial Condition and Results of Operations |
| F-10 | Consolidated Balance Sheets |
| F-11 | Consolidated Statements of Operations |
| F-12 | Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Loss |
| F-14 | Consolidated Statements of Cash Flows |
| F-16 | Notes to Consolidated Financial Statements |
| F-32 | Independent Registered Public Accountant's' Report |
| F-33 | Market for the Registrant's Common Equity and Related Stockholder Matters |

Five Year Summary of Selected Financial Data (in thousands, except per share and employee data)

| | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **Consolidated Statement of Operations Data for the Year Ended December 31,** | | | | | |
| Revenues | $91,840 | $101,347 | $114,354 | $123,929 | $52,698 |
| Total cost of revenues and operating expenses (a) | 83,163 | 102,264 | 201,287 | 296,170 | 204,196 |
| Total other income (expense), net (b) | 825 | 52,803 | 1,088 | 28,203 | (7,405) |
| Income (loss) from operations | 8,677 | (917) | (86,933) | (172,241) | (151,498) |
| Loss from discontinued operations | -- | (938) | -- | (63,027) | (70,624) |
| Extraordinary gain | -- | -- | -- | 782 | -- |
| Net income (loss) | 7,602 | 50,948 | (85,845) | (206,283) | (229,527) |
| Basic net income (loss) per common share: | | | | | |
| Income (loss) from continuing operations | $0.17 | $1.47 | (5.13) | (15.26) | (27.79) |
| Loss from discontinued operations | -- | (0.03) | -- | (6.68) | (12.35) |
| Extraordinary gain | -- | -- | -- | 0.09 | -- |
| Basic net income (loss) per common share | $0.17 | $1.44 | $(5.13) | $(21.85) | $(40.14) |
| Diluted net income (loss) per common share: | | | | | |
| Income (loss) from continuing operations | $0.17 | $1.46 | (5.13) | (15.26) | (27.79) |
| Loss from discontinued operations | -- | (0.03) | -- | (6.68) | (12.35) |
| Extraordinary gain | -- | -- | -- | 0.09 | -- |
| Diluted net income (loss) per common share | $0.17 | $1.43 | $(5.13) | $(21.85) | $(40.14) |
| Weighted average basic shares outstanding | 44,004 | 35,402 | 16,733 | 9,442 | 5,718 |
| Weighted average diluted shares outstanding | 44,891 | 35,654 | 16,733 | 9,442 | 5,718 |
| **Consolidated Balance Sheet Data at December 31,** | | | | | |
| Cash and cash equivalents | 12,300 | 6,623 | 9,554 | 13,278 | 4,331 |
| Marketable securities | 2,023 | -- | -- | -- | 12,595 |
| Total current assets | 26,525 | 19,813 | 23,511 | 36,900 | 86,490 |
| Property and equipment, net | 8,125 | 10,641 | 14,833 | 21,956 | 38,997 |
| Goodwill and other intangible assets, net | 15,112 | 17,895 | 20,814 | 107,937 | 154,804 |
| Total assets | 50,526 | 49,411 | 61,011 | 170,242 | 306,917 |
| Total current liabilities | 26,783 | 31,575 | 43,126 | 54,494 | 54,242 |
| Long-term capital lease obligations | 43 | 37 | 196 | 566 | 12,638 |
| Capitalized interest on notes payable, less current portion | -- | 956 | 7,402 | 13,750 | -- |
| Long-term notes payable | 9,600 | 10,511 | 71,398 | 80,923 | 100,321 |
| Total stockholders' equity (deficit) | 13,048 | 4,412 | (61,822) | 20,503 | 138,935 |
| **Number of employees at December 31,** | **469** | **483** | **572** | **587** | **1,401** |

(a) Included in operating expenses are:

| | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| Amortization of goodwill and other intangible assets (1) | 2,686 | 2,919 | 6,751 | 52,068 | 39,977 |
| Write-off of acquired in-process technology | -- | -- | -- | -- | 7,650 |
| Impairment of intangible assets | 500 | -- | 78,784 | 62,200 | -- |
| Restructuring charges (credits) | (350) | 1,478 | 2,320 | 25,337 | 5,338 |
| (Gain) loss on sale of businesses/MailWatch service line | (5,017) | -- | (426) | 1,804 | -- |

(b) Included in other income (expense), net are:

| | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| Interest income | 70 | 36 | 189 | 565 | 4,686 |
| Interest expense | (517) | (1,390) | (4,785) | (10,383) | (9,791) |
| Gain on debt restructuring and settlements | 984 | 54,078 | 6,558 | 47,960 | -- |
| Impairment of investments | -- | -- | (1,515) | (10,131) | (200) |
| Loss on equity investment | -- | -- | -- | -- | (2,100) |
| Other, net | 288 | 79 | 641 | 192 | -- |

The consolidated selected financial data should be read in conjunction with the consolidated financial statements and the notes to these statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this document. The consolidated financial statements included herein have been prepared assuming that the Company will continue as a going concern. The Company's independent public accountants have included an explanatory paragraph in their audit report accompanying the 2004 consolidated financial statements. The explanatory paragraph states that the Company has a working capital deficiency and an accumulated deficit that raises substantial doubt about its ability to continue as an ongoing concern. Management's plans in regard to this matter are also described in Note 1(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We believe that due to the many acquisitions and dispositions, goodwill and intangibles impairment charges and debt restructuring gains that occurred during the period from 2000 through 2004, the period to period comparisons for 2000 through 2004 are not meaningful and should not be relied on as indicative of future performance.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of factors that affect the comparability of the selected financial data in the years presented above.

(1) The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" as of January 1, 2002, as discussed in Note 5.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report.

The consolidated financial statements included herein have been prepared assuming that the Company will continue as a going concern. The Company's independent public accountants have included an explanatory paragraph in their audit report accompanying the 2004 consolidated financial statements. The explanatory paragraph states that the Company has a working capital deficiency and an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

### Overview

We are a provider of services that facilitate the electronic exchange of information between enterprises, their trading communities and their customers. On an average business day, we handle approximately one million transactions that are integral to the movement of money, materials, products and people in the global economy such as insurance claims, trade and travel confirmations, purchase orders, invoices, shipping notices and funds transfers, among many others. We offer a broad range of information exchange services to businesses and service providers, including Transaction Management Services and Transaction Delivery Services. Transaction Management Services consist of integrated desktop messaging services and document capture and management services such as fax to database, fax to data and data conversion services. Beginning in 2005, we will also offer as a Transaction Management Service an enhanced production messaging service that we call EasyLink Production Messaging PM2.0 Service. Transaction Delivery Services consist of electronic data interchange or "EDI," and basic production messaging services utilizing email, fax and telex. As part of our strategy, we will seek to upgrade customers who are using our basic production messaging service to our enhanced production messaging service known as EasyLink Production Messaging PM2.0 Service. See Part I, Item 1, "Business - Company Overview" contained in this Form 10-K. Until July 31, 2004, we also offered MailWatch services to protect corporate e-mail systems, which included virus protection, spam control and content filtering services.

#### *Revenues*

For the year ended December 31, 2004 total revenues were $91.8 million in comparison to $101.3 million in 2003 and $114.4 million in 2002. As detailed in the schedule below the declines in revenue in 2004 and 2003 as compared to the prior years were attributable to (1) lower revenues in our Transaction Delivery Services amounting to $11.3 million or 13% in 2004 as compared to 2003 and $16.0 million or 15% in 2003 as compared to 2002; and (2) $2.2 million in lower MailWatch revenues in 2004 as a result of the sale of this service line as of July 31, 2004. These declines were partially offset by increased revenues in our Transaction Management Services of $4.0 million in 2004 representing 48% growth over 2003 and $2.5 million representing 42% growth in 2003 as compared to 2002.

| | | | | PERCENT CHANGE | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2004 VS. 2003 | 2003 VS. 2002 |
| Transaction Management Services | $12,304 | $8,334 | $5,852 | 48% | 42% |
| Transaction Delivery Services | 77,063 | 88,348 | 104,308 | (13)% | (15)% |
| MailWatch | 2,473 | 4,665 | 4,194 | (47)% | 11% |
| | $91,840 | $101,347 | $114,354 | (9)% | (11)% |

Transaction Delivery Services have been continually impacted by pricing pressures in the telecommunications market and by technological factors that replace or reduce the deployment of such services by our customers. This has led to lower volumes, negotiated individual customer price reductions at the time of service contract renewals and the loss of certain customers. Although we have focused efforts on stabilizing this revenue stream, we believe the trend will continue throughout 2005. We will seek to expand our newer Transaction Management Services and to upgrade customers who are using our basic production messaging services to our enhanced production messaging service, EasyLink Production Messaging PM2.0 Service, to offset the declines so that total Company revenues can be positioned to grow beginning in 2006.

### Operating Results

Our operating results have continued to improve in 2004 and 2003 even though revenues declined in comparison to prior years. Income from operations amounted to $8.7 million (including $5.0 million of gains on the sale of our MailWatch service line and our domain assets) in 2004 in comparison to losses from operations of $(0.9) million in 2003 and $(86.9) million in 2002. The 2002 loss included $78.8 million in impairment of intangible asset charges. Income from continuing operations amounted to $7.6 million in 2004 in comparison to $51.9 million in 2003 but the prior year's results included $54.1 million in gains on debt restructuring and settlements while 2004 included only $1.0 million in such gains. Inclusive of the impairment charges, the net loss in 2002 amounted to $(85.8) million.

We have heightened our efforts to increase revenues from Transaction Management Services during the fourth quarter of 2004 and during 2005 to date by hiring additional sales and marketing personnel and undertaking certain promotional programs. While other costs have been reduced, we expect that our overall results for 2005 will be negatively impacted by this effort and we expect that results for the year will fall short of 2004's results. Furthermore, we will record approximately $1.6 million of charges, net of taxes, in 2005 for the separation agreement with our former President of the International division and severance expenses related to restructuring certain operations.

### Critical Accounting Policies

In response to the Securities & Exchange Commission's (SEC) Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," we have identified the most critical accounting principles upon which our financial status depends. Critical principles were determined by considering accounting policies that involve the most complex or subjective decisions or assessments. The most critical accounting policies were identified to be those related to accounts receivable, long-lived assets and intangible assets, contingencies and litigation, and restructurings.

### Accounts Receivable

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by a review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that have been experienced in the past.

### Impairment Of Long-Lived Assets

Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 142 eliminates the amortization of goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with finite lives and addresses impairment testing and recognition for goodwill and indefinite-lived intangible assets. SFAS No. 144 establishes a single model for the impairment of long-lived assets. We assess goodwill and indefinite-lived intangibles for impairment annually unless events occur that require more frequent reviews. Long-lived assets, including amortizable intangibles, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Discounted cash flow analyses are used to assess indefinite-lived intangible impairment while undiscounted cash flow analyses are used to assess long-lived asset impairment. If an assessment indicates impairment, the impaired asset is written down to its fair market value based on the best information available. Estimated fair market value is generally measured with discounted estimated future cash flows. Considerable management judgment is necessary to estimate undiscounted and discounted future cash flows. Assumptions used for these cash flows are consistent with internal forecasts. On an on-going basis, management reviews the value and period of amortization or depreciation of long-lived assets, including goodwill and other intangible assets. During this review, we reevaluate the significant assumptions used in determining the original cost of long-lived assets. Although the assumptions may vary from transaction to transaction, they generally include revenue growth, operating results, cash flows and other indicators of value. Management then determines whether there has been an impairment of the value of long-lived assets based upon events or circumstances, which have occurred since acquisition. The impairment policy is consistently applied in evaluating impairment for each of the Company's wholly owned subsidiaries and investments.

### Contingencies And Litigation

We evaluate contingent liabilities including threatened or pending litigation in accordance with SFAS No. 5, "Accounting for Contingencies" and record accruals when the outcome of these matters is deemed probable and the liability is reasonably estimable. We make these assessments based on the facts and circumstances and in some instances based in part on the advice of outside legal counsel.

### Restructuring Activities

Restructuring activities are accounted for in accordance with SFAS No. 146 and, in 2003 and 2002, relate to the relocation and consolidation of our New Jersey office facilities into one location and a similar consolidation of our office facilities in England. The restructuring charges are comprised of abandonment costs with respect to leases, including the write-off of leasehold improvements. We continually evaluate the amounts established in the restructuring reserve so that amounts originally recorded in 2002 were increased in 2003 based on market conditions for subleasing the abandoned facilities. In 2004, mostly due to a settlement of liability related to one of our abandoned locations, $350,000 of restructuring charges was reversed. Our obligations for the remaining abandoned locations terminate in September 2005 and February 2006.

### Results of Operations - 2004, 2003 and 2002

| | 2004 | 2003 | 2002 | PERCENT CHANGE 2004 VS. 2003 | PERCENT CHANGE 2003 VS. 2002 |
|---|---|---|---|---|---|
| Revenues | $91,840 | $101,347 | $114,354 | (9.4)% | (11.4)% |
| Cost of revenues | 36,725 | 49,553 | 57,601 | (25.9)% | (14.0)% |
| Gross margin | 55,115 | 51,794 | 56,753 | 6.4% | (8.7)% |
| % of Revenue | 60% | 51% | 50% | | |
| Operating expenses: | | | | | |
| Sales and marketing | 18,715 | 18,379 | 20,151 | 1.8% | (8.8)% |
| General and administrative | 23,794 | 24,405 | 28,694 | (2.5)% | (14.9)% |
| Product development | 6,730 | 6,383 | 7,412 | 5.4% | (13.9)% |
| Amortization of intangible assets | 2,066 | 2,066 | 6,751 | -- | (69.4)% |
| Impairment of intangible assets | 500 | --- | 78,784 | | |
| Restructuring charges (credits) | (350) | 1,478 | 2,320 | | |
| Gain on sale of businesses/ MailWatch service line | (5,017) | --- | (426) | | |
| | 46,438 | 52,711 | 143,686 | | |
| Income (loss) from operations | 8,677 | (917) | (86,933) | | |
| Other income (expense), net: | | | | | |
| Gain on debt restructuring and settlements | 984 | 54,078 | 6,558 | | |
| Interest income (expense), net | (447) | (1,354) | (4,596) | | |
| Other | 288 | 79 | (874) | | |
| | 825 | 52,803 | 1,088 | | |
| Income (loss) from continuing operations before income taxes | 9,502 | 51,886 | (85,845) | | |
| Provision for income taxes | 1,900 | --- | --- | | |
| Income (loss) from continuing operations | 7,602 | 51,886 | (85,845) | | |

### Results of Operations - 2004 and 2003

#### Revenues

Revenues in 2004 were $91.8 million as compared to $101.3 million in 2003. The decrease of $9.5 million was due primarily to reduced revenues in our Transaction Delivery services, as a result of lower volumes and negotiated individual customer price reductions and loss of certain customers and $2.2 million in lower MailWatch revenues as a result of the sale of this service line on July 31, 2004. The reduced revenues were partially offset by a $4.0 million increase in Transaction Management services. We anticipate that our revenues derived from our Transaction Delivery services will continue to decline, while our Transaction Management services revenue is expected to increase in 2005.

#### Cost of Revenues

Cost of revenues for 2004 decreased to $36.7 million from $49.6 million in 2003. As a percentage of revenues these costs decreased to 40% in 2004 as compared to 49% in 2003. Cost of revenue reflects a decrease in costs as a percentage of revenue equal to 3% due to depreciation charges and decrease in other costs as a percentage of revenues equal to 8%. Reduction in other costs include savings from continuing cost reduction programs in network operations, lower telecom rates, favorable settlement dispute, reductions in facilities, including reducing the number of circuits, and reduced variable telecom charges consistent with reduced customer volumes.

Cost of revenues consists primarily of costs incurred in the delivery and support of our services, including depreciation of equipment used in our computer systems, software license costs, tele-housing costs, the cost of telecommunications services including local access charges, leased network backbone circuit costs and long distance domestic and international termination charges, and personnel costs associated with our systems and databases.

#### Sales and Marketing Expenses

Sales and marketing expenses increased to $18.7 million from $18.4 million in 2003. The increased expense relates to our increased staff and promotional program spending particularly in the latter part of 2004, to expand Transaction Management services. We expect these expenses to continue at the increased levels throughout 2005 and for total sales and marketing costs to be higher than that of 2004.

#### General and Administrative Expenses

General and administrative expenses were $23.8 million in 2004 as compared to $24.4 million in 2003. While certain cost components may vary, we anticipate general and administrative expenses in total to be comparable to 2004 levels.

#### Product Development Expenses

Product development costs, which consist primarily of personnel and consultants' time and expense to research, conceptualize, and test product launches and enhancements to our products, were $6.7 million for 2004 as compared to $6.4 million in 2003. We anticipate that spending for product development will increase over 2004 in connection with the expansion of the development of the new Transaction Management services and the continuing development of other services.

#### Restructuring Charges

During the year ended December 31, 2003, the Company recorded additional restructuring charges of $1.5 million for net abandonment costs on U.S. leases as estimated sublease rentals were reduced due to deteriorating market conditions for subleasing the vacant facilities and a negotiated settlement of lease obligations in England. During 2004 these estimates were revised again, largely due to a favorable negotiated settlement of liability on one lease, resulting in the reversal of restructuring charges of $350,000.

### Amortization of Intangible Assets

As of January 1, 2002, the Company adopted FASB No. 142, "Goodwill and Other Intangibles". Statement No. 142 requires companies to no longer amortize goodwill but instead to test goodwill for impairment on an annual basis. Accordingly, we did not amortize any goodwill during the years ended December 31, 2004 and 2003 respectively. We completed an impairment assessment in the 4th quarter of 2004 with the assistance of an independent appraiser and determined that an impairment of trademarks had occurred. Accordingly we recorded a $500,000 charge in 2004. The value of the trademark is based upon the company's ability to continue to generate revenues at comparable levels and based upon certain other assumptions. Significant declines in revenues or changes in assumptions could negatively impact the value of the trademark. Our annual assessment for 2003 did not result in any impairment.

### Interest Income (Expense), Net

Interest income for 2004 was $70,000 as compared to $36,000 during 2003. The increase was due to higher cash balances available for temporary investment.

Interest expense was $517,000 in 2004 as compared to $1.4 million in 2003. The decrease was primarily due to reductions in the total debt balances outstanding as a result of the debt restructurings and settlements completed in 2003 and principal amortization in 2004.

### Gain on Debt Restructurings and Settlements

In December 2004 we paid off all of the Company's previously existing secured debt with part of the proceeds of a new $12 million Term Loan from Wells Fargo. As a result, we recorded a gain of $1.0 million from the reversal of interest previously capitalized related to the retired debt. During 2003, we eliminated $63.0 million of indebtedness in exchange for the payment of $3.1 million in cash and the issuance of 23.9 million shares of Class A common stock valued at $13.6 million pursuant to our announced efforts to eliminate substantially all of our outstanding indebtedness. After reversing $6.5 million of previously capitalized interest and $2.4 million of accrued interest net of debt issuance costs, we recorded total gains of $54.1 million on these transactions.

The elimination of outstanding debt in 2003 resulted in substantial income from cancellation of debt for income tax purposes. We intend to minimize the income tax payable as a result of the restructuring by, among other things, offsetting the income with our historical net operating losses and otherwise reducing the income in accordance with applicable income tax rules. We do not expect to incur any material current income tax liability from the elimination of this debt, although the relevant tax authorities may challenge our income tax positions.

## Results of Operations - 2003 and 2002

### Revenues

Revenues in 2003 were $101.3 million as compared to $114.4 million in 2002. The decrease of $13.1 million was due primarily to reduced revenues in our production messaging services, which include fax, telex and email hosting, as a result of lower volumes and negotiated individual customer price reductions and loss of certain customers. Revenues consist almost entirely of revenues from providing information exchange services to businesses and are derived from electronic data interchange services or "EDI"; production messaging services; integrated desktop messaging services; boundary and managed email services; and other services.

### Cost of Revenues

Cost of revenues for 2003 decreased to $49.6 million from $57.6 million in 2002. As a percentage of revenues these costs decreased to 48.9% in 2003 as compared to 50.0% in 2002. However, the 2003 costs are net of a $1.2 million (1.2% of revenues) reversal of previously accrued telecom costs as a result of a negotiated agreement with one of the company's providers. Without the reversal, costs as a percentage of revenue would have remained unchanged at 50%. Cost of revenue reflects a decrease in costs as a percentage of revenue equal to 2% due to depreciation charges and an increase in other costs as a percentage of revenues equal to 2% due to fixed network expenses and fixed telecom expenses. Reductions in costs from continuing cost reduction programs in network operations, telecom rates, reductions in facilities, including reducing the number of circuits, and reduced variable telecom charges consistent with reduced customer volumes also reduced total 2003 costs in comparison to 2002.

Cost of revenues consists primarily of costs incurred in the delivery and support of our services, including depreciation of equipment used in our computer systems, the cost of telecommunications services including local access charges, leased network backbone circuit costs and long distance domestic and international termination charges, and personnel costs associated with our systems and databases.

### Sales and Marketing Expenses

Sales and marketing expenses were $18.4 million and $20.2 million in 2003 and 2002, respectively. Included in this category are costs related to salaries and commissions for sales, marketing, and business development personnel. Also included are costs for promotional programs, trade shows and marketing materials. The cost decrease of $1.8 million is primarily the result of lower staffing levels in 2003.

### General and Administrative Expenses

General and administrative expenses were $24.4 million in 2003 as compared to $28.7 million in 2002. The $4.3 million decrease is the net impact of various cost component changes but the most significant reduction was $2.6 million in our provision for bad debts as a result of improved collection and credit activities.

### Product Development Expenses

Product development costs, which consist primarily of personnel and consultants' time and expense to research, conceptualize, and test product launches and enhancements to our products, were $6.4 million for 2003 as compared to $7.4 million in 2002. The net decrease in costs mostly relates to lower consultants costs and lower salaries attributable to fewer employees.

### Restructuring Charges

During the year ended December 31, 2002, restructuring charges of $2.3 million were recorded by the Company. The Company's restructuring initiatives are related to the relocation and consolidation of its New Jersey office facilities into one location which was completed in 2003 and a similar consolidation of facilities for our operations in England. The restructuring charges are comprised of net abandonment cost with respect to leases and the write-off of leasehold improvements. During the year ended December 31, 2003, the Company recorded additional restructuring charges of $1.5 million for net abandonment costs on U.S. leases as estimated sublease rentals were reduced due to deteriorating market conditions for subleasing the vacant facilities and a negotiated settlement of lease obligations in England.

### Gain on Sale of Business

In 2002, the Company recorded a $300,000 gain attributable to the sale of customer contracts for hosted email services (NIMS) and a $126,000 gain attributable to the sale of a software and consulting business in Europe.

### Amortization of Other Intangible Assets

As of January 1, 2002, the Company adopted FASB No. 142, "Goodwill and Other Intangibles". Statement No. 142 requires companies to no longer amortize goodwill but instead to test goodwill for impairment on an annual basis. Accordingly, we did not amortize any goodwill during the years ended December 31, 2003 and 2002 respectively. We completed an impairment assessment in the 4th quarter of 2002 with the assistance of an independent appraiser and determined that an impairment of goodwill had occurred. Based on a subsequent fair value analysis of the Company's goodwill, other intangible assets and other long-lived assets, we recorded an aggregate impairment of $78.8 million in the 4th quarter of 2002. The impairment of the other intangible assets reduced the basis for future amortization charges resulting in the $4.7 million decrease in amortization charges for 2003 in comparison to 2002. Total charges are $2.1 million and $6.8 million in 2003 and 2002, respectively.

### Other Income (Expense), Net

Interest income for 2003 was $36,000 as compared to $189,000 during 2002. The decrease was due to lower cash balances and lower interest rates on temporary investments.

Interest expense was $1.4 million in 2003 as compared to $4.8 million in 2002. The decrease was primarily due to reductions in the total debt balances outstanding as a result of the debt restructurings and settlements completed in 2003 and 2002.

### Gain on Debt Restructurings and Settlements

During 2003, we eliminated $63.0 million of indebtedness in exchange for the payment of $3.1 million in cash and the issuance of 23.9 million shares of Class A common stock valued at $13.6 million pursuant to our announced efforts to eliminate substantially all of our outstanding indebtedness. After reversing $6.5 million of previously capitalized interest and $2.4 million of accrued interest net of debt issuance costs, we recorded total gains of $54.1 million on these transactions.

In 2002, we eliminated $5.5 million of indebtedness in exchange for the payment of $0.6 million in cash and the issuance of 5,415 shares of Class A common stock valued at $6,000 pursuant to our announced efforts to eliminate substantially all of our outstanding indebtedness. After reversing $1.7 million of previously capitalized interest, we recorded a gain of $6.6 million on these transactions

The elimination of outstanding debt resulted in substantial income from cancellation of debt for income tax purposes. We intend to minimize the income tax payable as a result of the restructuring by, among other things, offsetting the income with our historical net operating losses and otherwise reducing the income in accordance with applicable income tax rules. We do not expect to incur any material current income tax liability from the elimination of this debt, although the relevant tax authorities may challenge our income tax positions.

### Loss From Discontinued Operations

In September 2003, a previously vacated judgment in the amount of $931,000 was reinstated against the Company in connection with the Company's suit against a broker engaged by the Company in connection with the proposed sale of the portal operations of its discontinued India.com business and the broker's counterclaim against the company. The judgment and related costs, net of previously recorded reserves, is reflected as the loss from discontinued operations in 2003 Consolidated Statement of Operations. See Note 17 - Commitments and Contingencies - Legal Proceedings for additional information.

## Liquidity and Capital Resources

We have significantly improved our financial condition in 2004 and 2003 by (1) reducing operating costs by consolidating operations and other cost reduction programs; (2) restructuring our debt obligations and entering into a new credit financing with Wells Fargo; and (3) selling our non-core domain assets and our MailWatch service line. At December 31, 2004 our cash and cash equivalents amounted to $12.3 million, a $5.7 million increase in comparison to balances on hand at December 31, 2003. Our working capital deficit at year end 2004 was $378,000 in comparison to $11.8 million at December 31, 2003 and $19.6 million at December 31, 2002. In addition, our stockholders equity reached $13.0 million at December 31, 2004 from $4.4 million at December 31, 2003 and from a deficit of $61.8 million at December 31, 2002.

In December 2004 we entered into an agreement with Wells Fargo Foothill, Inc., a subsidiary of Wells Fargo, for a credit facility of $15 million, including a $12 million term loan. We used $9.5 million of the proceeds from the term loan to pay off all our secured debt, which included a scheduled balloon payment of $5.8 million in June 2006, in December 2004 and we used an additional $1.4 million of proceeds to pay off subordinated debt in February 2005. The Wells Fargo term loan is repayable at $200,000 per month for 60 months although there are mandatory prepayments under certain conditions. The credit facility also provides for other advances of $3 million initially, but increasing to $7.5 million upon our meeting certain conditions. We borrowed approximately $1 million of advances in March 2005 for working capital purposes. See Note 7 - Loans and Notes Payable for a description of the Wells Fargo Foothill credit facility.

We believe our current cash and cash equivalent balances, the availability of funds under the credit facility and cash from operations will provide adequate funds for operating and other planned expenditures and debt service, including the expansion of our sales and marketing force and our capital spending programs, for at least the next twelve months.

Cash provided from operations amounted to $6.3 million and $7.7 million for the years ended December 31, 2004 and 2003, respectively. Although we anticipate that our operating results for 2005 will approximate these levels, we expect to increase spending for capital expenditures requiring the use of available funds. We estimate spending $6.0 million for capital expenditures in 2005, mostly related to the build out of a new network center at our corporate office location in Piscataway, NJ and the migration of customer messaging to the new facility from a leased AT&T location. The new network installation is expected to result in reduced network operating costs once the migration is completed in the first quarter of 2006. Capital expenditures amounted to $3.6 million (including $0.6 million under capital leases) in 2003 and $4.2 million in 2002. Other major uses of cash in 2005 are approximately $4.0 million in payments of principal on our outstanding debt. The 2005 principal payments consist of the payment of $1.4 million on February 1, 2005 for the maturity of the remaining 7% convertible subordinated notes and the monthly amortization of the new $12 million term loan from Wells Fargo. The covenants of the credit facility restrict the amount of our capital expenditures to $6.0 million in 2005 and $4.0 million per year thereafter. The Company did not meet the $3 million limitation on capital expenditures in 2004; however, Wells Fargo granted a waiver of the covenant. The credit facility also requires that our operations have minimum EBITDA results on a quarterly and annual basis. On March 31, 2005, the Company and Wells Fargo reached an agreement to modify the EBITDA covenant calculation to exclude from the calculation the amount of the George Abi Zeid settlement charges of $2.475 million. Failure to comply with these minimum requirements could result in the acceleration of the payment of the term loan as well as any future revolving credit advances made under the agreement. The credit facility also restricts the incurrence of indebtedness. The Company currently expects to be in compliance with its covenant requirements, as revised, during the year ending December 31, 2005.

For each of the years ended December 31, 2004, 2003 and 2002, we received a report from our independent auditors containing an explanatory paragraph stating that we have a working capital deficiency and an accumulated deficit that raises substantial doubt about our ability to continue as a going concern. Management's plans in regard to this matter are described in Note 1(b). Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. If the Company's cash flow is not sufficient, we may need additional financing to meet our debt service and other cash requirements. However, if we are unable to raise additional financing, restructure or settle additional outstanding debt or generate sufficient cash flow, we may be unable to continue as a going concern. Management believes the Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing or refinancing as may be required, and to maintain profitable operations. Throughout 2002, 2003 and 2004, management improved the Company's operations through cost reductions resulting in net cash from operations of $2.2 million, $7.7 million and $6.3 million, respectively, for those years. During those years, the Company reduced its working capital deficit to $19.6

million at year end 2002, to $11.8 million at year end 2003 and to $378,000 at year end 2004. During 2003, the Company reduced its debt by $63.0 million. In December, 2004, the Company refinanced its remaining secured debt through a new credit facility with Wells Fargo Foothill, Inc. Management is continuing the process of further reducing telecommunications and network-related operating costs while increasing its sales and marketing efforts. There can be no assurance that the Company will be successful in these efforts.

### Contractual Obligations

Below is a table that presents our contractual obligations and commitments at December 31, 2004:

**Payments Due by Period (in thousands)**

| Contractual Obligations | Total | Less than One Year | 1-3 years | 4-5 years | After 5 years |
|---|---|---|---|---|---|
| Long-term debt obligations | $13,425 | $3,825 | $4,800 | $4,800 | $ – |
| Operating lease obligations | 12,917 | 2,917 | 3,760 | 2,476 | 3,764 |
| Purchase obligations mostly consisting of telecommunications contract commitments | 4,521 | 4,080 | 441 | – | – |
| Other long-term liabilities reflected on our balance sheet | 211 | – | 211 | – | – |
| Total | $31,074 | $10,822 | $9,212 | $7,276 | $3,764 |

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial position, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

### Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)) which replaces SFAS 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees. Among other items, SFAS 123(R) eliminates the use of APB 25 and the intrinsic method of accounting, and requires all share-based payments, including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS 123(R) is effective for public companies beginning with the first interim period that begins after June 15, 2005. The Company will adopt SFAS 123(R) in 2005 and in accordance with its provisions will recognize compensation expense for all share-based payments and employee stock options based on the grant-date fair value of those awards. The Company is currently evaluating the impact of the statement on its financial statements. See Note 1 (p) for the proforma effect of SFAS 123.

In December 2004, the FASB issued FSP FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004". The American Jobs Creation Act of 2004 introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FSP FAS 109-2 gives a company additional time to evaluate the effects of the legislation on any plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109, Accounting for Income Taxes. The deduction is subject to a number of limitations, and uncertainty remains as to how to interpret numerous provisions in the Act. As such, the Company is not in a position to decide on whether, and to what extent, it might repatriate foreign earnings that have not yet been remitted to the U.S. based on its analysis to date. The Company expects to be in a position to finalize its assessment by December 31, 2005.

### Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk, primarily from changes in interest rates, foreign exchange rates and credit risk. The Company maintains continuing operations in Europe (mostly in the United Kingdom) and, to a lesser extent, in Singapore, Malaysia and India. Fluctuations in exchange rates may have an adverse effect on the Company's results of operations and could also result in exchange losses. The impact of future rate fluctuations cannot be predicted adequately. To date the Company has not sought to hedge the risks associated with fluctuations in exchange rates.

Market Risk - Our accounts receivable are subject, in the normal course of business, to collection risks. We regularly assess these risks and have established policies and business practices to protect against the adverse effects of collection risks. As a result we do not anticipate any material losses in this area.

Interest Rate Risk - Interest rate risk refers to fluctuations in the value of a security resulting from changes in the general level of interest rates. Investments that are classified as cash and cash and equivalents have original maturities of three months or less. Changes in the market's interest rates do not affect the value of these investments.

(In thousands, except share and per share data)

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| ASSETS | | |
| Current assets: | | |
| Cash and cash equivalents | $12,300 | $6,623 |
| Marketable securities | 2,023 | -- |
| Accounts receivable, net of allowance for doubtful accounts of $3,950 and $4,824 as of December 31, 2004 and 2003, respectively | 9,624 | 11,430 |
| Prepaid expenses and other current assets | 2,578 | 1,760 |
| Total current assets | 26,525 | 19,813 |
| Property and equipment, net | 8,125 | 10,641 |
| Goodwill, net | 6,266 | 6,266 |
| Other intangible assets, net | 8,846 | 11,629 |
| Other assets | 764 | 1,062 |
| Total assets | $50,526 | $49,411 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| Current liabilities: | | |
| Accounts payable | $6,523 | $9,082 |
| Accrued expenses | 13,891 | 14,336 |
| Restructuring reserves payable | 728 | 1,894 |
| Current portion of notes payable | 3,825 | 2,957 |
| Current portion of capitalized interest on notes payable | -- | 1,040 |
| Other current liabilities | 1,408 | 1,438 |
| Net liabilities of discontinued operations | 528 | 828 |
| Total current liabilities | 26,903 | 31,575 |
| Notes payable, less current portion | 9,600 | 10,511 |
| Capitalized interest on notes payable, less current portion | -- | 956 |
| Other long term liabilities | 975 | 1,957 |
| Total liabilities | 37,478 | 44,999 |
| Stockholders' equity: | | |
| Common stock, $0.01 par value; 510,000,000 shares authorized at December 31, 2004 and 2003: | | |
| Class A--500,000,000 shares authorized at December 31, 2004 and 2003, 44,174,459 and 42,821,500 shares issued and outstanding at December 31, 2004 and 2003, respectively | 441 | 428 |
| Class B--10,000,000 shares authorized at December 31, 2004 and 2003, 0 and 1,000,000 issued and outstanding at December 31, 2004 and 2003, respectively | -- | 10 |
| Additional paid-in capital | 553,420 | 552,589 |
| Accumulated other comprehensive loss | (72) | (272) |
| Accumulated deficit | (540,741) | (548,343) |
| Total stockholders' equity | 13,048 | 4,412 |
| Commitments and contingencies | | |
| Total liabilities and stockholders' equity | $50,526 | $49,411 |

See accompanying notes to consolidated financial statements.

**Consolidated Statements of Operations**

(In thousands, except share and per share data)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Revenues | $91,840 | $101,347 | $114,354 |
| Operating expenses: | | | |
| Cost of revenues | 36,725 | 49,553 | 57,601 |
| Gross profit | 55,115 | 51,794 | 56,753 |
| Sales and marketing | 18,715 | 18,379 | 20,151 |
| General and administrative | 23,794 | 24,405 | 28,694 |
| Product development | 6,730 | 6,383 | 7,412 |
| Amortization of intangible assets | 2,066 | 2,066 | 6,751 |
| Impairment of intangible assets | 500 | -- | 78,784 |
| Restructuring charges (credits) | (350) | 1,478 | 2,320 |
| Gain on sale of businesses/MailWatch service line | (5,017) | -- | (426) |
| | 46,438 | 52,711 | 143,686 |
| Income (loss) from operations | 8,677 | (917) | (86,933) |
| Other income (expense): | | | |
| Interest income | 70 | 36 | 189 |
| Interest expense | (517) | (1,390) | (4,785) |
| Gain on debt restructuring and settlements | 984 | 54,078 | 6,558 |
| Impairment of investments | -- | -- | (1,515) |
| Other, net | 288 | 79 | 641 |
| Total other income, net | 825 | 52,803 | 1,088 |
| Income (loss) from continuing operations before income taxes | 9,502 | 51,886 | (85,845) |
| Provision for income taxes | 1,900 | -- | -- |
| Income (loss) from continuing operations | 7,602 | 51,886 | (85,845) |
| Loss from discontinued operations | -- | (938) | -- |
| Net income (loss) | $7,602 | $50,948 | $(85,845) |
| Basic net income (loss) per share: | | | |
| Income (loss) from continuing operations | $0.17 | $1.47 | $(5.13) |
| Loss from discontinued operations | -- | (0.03) | -- |
| Basic net income (loss) per share | $0.17 | $1.44 | $(5.13) |
| Diluted net income (loss) per share: | | | |
| Income (loss) from continuing operations | $0.17 | $1.46 | $(5.13) |
| Loss from discontinued operations | -- | (0.03) | -- |
| Diluted net income (loss) per share | $0.17 | $1.43 | $(5.13) |
| Weighted-average basic shares outstanding | 44,004,271 | 35,401,809 | 16,732,793 |
| Weighted-average diluted shares outstanding | 44,891,039 | 35,653,336 | 16,732,793 |

See accompanying notes to consolidated financial statements.

## Consolidated Statements of Stock holders' Equity (Deficit) & Comprehensive Income (Loss) (in thousands, except share data)

| | Class A Common Stock | | Class B Common Stock | | Additional Paid-in Capital | Deferred Compensation | Accumulated Other Comprehensive Loss | Accumulated Deficit | Total Stockholders Equity/ (Deficit) |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | | |
| Balance at December 31, 2001 | 14,580,211 | $146 | 1,000,000 | $10 | $533,878 | $(42) | $(37) | $(513,446) | $20,509 |
| Net loss | – | – | – | – | – | – | – | (85,845) | (85,845) |
| Cumulative foreign currency translation | – | – | – | – | – | – | (209) | – | (209) |
| Comprehensive loss | – | – | – | – | – | – | (209) | (85,845) | (86,064) |
| Issuance of Class A common stock in connection with 401(k) plan | 314,642 | 3 | – | – | 434 | – | – | – | 437 |
| Issuance of Class A common stock to certain employees | – | – | – | – | – | 42 | – | – | 42 |
| Issuance of Class A common stock in connection with employee terminations | 19,265 | – | – | – | 84 | – | – | – | 84 |
| Issuance of Class A common stock in connection with private placement | 100,000 | 1 | – | – | (1) | – | – | – | – |
| Issuance of Class A common stock in connection with MyIndia.com contingent liability | 6,534 | – | – | – | 6 | – | – | – | 6 |
| Issuance of Class A common stock in connection with MyIndia.com sale | 56,075 | 1 | – | – | 314 | – | – | – | 315 |
| Issuance of Class A common stock in connection with vendor settlements | 106,534 | 1 | – | – | 103 | – | – | – | 104 |
| Issuance of Class A common stock issued to Lohoo | 36,232 | – | – | – | 203 | – | – | – | 203 |
| Issuance of Class A common stock to third party vendors | 21,016 | – | – | – | 78 | – | – | – | 78 |
| Issuance of Class A common stock in lieu of cash interest on debt | 888,810 | 9 | – | – | 1,821 | – | – | – | 1,830 |
| Interest expense related to Senior Convertible Notes payable in common stock | – | – | – | – | 330 | – | – | – | 330 |
| Interest expense related to Capitalized Interest | – | – | – | – | 294 | – | – | – | 294 |
| Balance at December 31, 2002 | 16,129,319 | $ 161 | 1,000,000 | $ 10 | $537,544 | – | $ (246) | $(599,291) | $(61,822) |
| Net income | – | – | – | – | – | – | – | 50,948 | 50,948 |
| Cumulative foreign currency translation | – | – | – | – | – | – | (26) | – | (26) |
| Comprehensive income | – | – | – | – | – | – | (26) | 50,948 | 50,922 |
| Issuance of Class A common stock in connection with 401(k) plan | 531,545 | 5 | – | – | 486 | – | – | – | 492 |
| Issuance of Class A common stock to certain employees | – | – | – | – | – | – | – | – | – |
| Issuance of Class A common stock in connection with employee terminations | – | – | – | – | – | – | – | – | – |
| Issuance of Class A common stock in connection with private placement | 1,923,077 | 19 | – | – | 981 | – | – | – | 1,000 |
| Issuance of Class A common stock in connection with cancellation of debt | 23,881,705 | 239 | – | – | 13,328 | – | – | – | 13,567 |
| Issuance of Class A common stock in lieu of cash interest on debt | 284,304 | 3 | – | – | 181 | – | – | – | 184 |
| Interest expense related to Senior Convertible Notes payable in common stock | – | – | – | – | – | – | – | – | – |
| Proceeds from the exercise of stock options | 71,550 | 1 | – | – | 69 | – | – | – | 70 |
| Interest expense related to Capitalized Interest | – | – | – | – | – | – | – | – | – |
| Balance at December 31, 2003 | 42,821,500 | $428 | 1,000,000 | $10 | $552,589 | – | $(272) | $(548,343) | $4,412 |

See accompanying notes to consolidated financial statements.

## Consolidated Statements of Stock holders' Equity (Deficit) & Comprehensive Income (Loss) (in thousands, except share data)

| | Class A Common Stock | | Class B Common Stock | | Additional Paid-in Capital | Deferred Compensation | Accumulated Other Comprehensive Loss | Accumulated Deficit | Total Stockholders Equity/ (Deficit) |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | | |
| Balance at December 31, 2003 | 42,821,500 | $428 | 1,000,000 | $10 | $552,589 | – | $(272) | $(548,343) | $4,412 |
| Net income | – | – | – | – | – | – | – | 7,602 | 7,602 |
| Unrealized holding gains on marketable securities | – | – | – | – | – | – | 529 | – | 529 |
| Cumulative foreign currency translation | – | – | – | – | – | – | (329) | – | (329) |
| Comprehensive income | – | – | – | – | – | – | 200 | 7,602 | 7,802 |
| Issuance of Class A common stock in connection with 401(k) plan | 273,129 | 3 | – | – | 397 | – | – | – | 400 |
| Issuance of Class A common stock to certain employees | – | – | – | – | – | – | – | – | – |
| Issuance of Class A common stock in connection with employee terminations | – | – | – | – | 150 | – | – | – | 150 |
| Issuance of Class A common stock in connection with cancellation of debt | – | – | – | – | – | – | – | – | – |
| Issuance of Class A common stock in lieu of cash interest on debt | 35,530 | – | – | – | 48 | – | – | – | 48 |
| Proceeds from the exercise of stock options | 44,300 | – | – | – | 32 | – | – | – | 32 |
| Conversion of Class B common stock to Class A common stock | 1,000,000 | 10 | (1,000,000) | (10) | – | – | – | – | – |
| Other | – | – | – | – | 204 | – | – | – | 204 |
| Balance at December 31, 2004 | 44,174,459 | $441 | – | – | $553,420 | – | $(72) | $(540,741) | $13,048 |

See accompanying notes to consolidated financial statements.

## Consolidated Statements of Cash Flows

(In thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Cash flows from operating activities: | | | |
| Net income (loss) | $7,602 | $50,948 | $(85,845) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Loss from discontinued operations | - | 938 | - |
| Depreciation and amortization | 4,987 | 8,295 | 10,417 |
| Amortization of goodwill and other intangible assets | 2,686 | 2,919 | 8,039 |
| Non-cash interest | 48 | 184 | 1,830 |
| Provision for doubtful accounts | 410 | 1 | 2,596 |
| Provision for restructuring charges (credits) | (350) | 1,478 | 2,320 |
| Gain on debt restructuring and settlements | (984) | (54,078) | (6,558) |
| Issuance of shares as matching contributions to employee benefit plans | 400 | 492 | 437 |
| Other non-cash charges | 168 | 65 | 208 |
| Write-off of fixed assets | 6 | 119 | 204 |
| Gain on sale of businesses/MailWatch service line | (5,017) | - | (426) |
| Impairments of goodwill and intangibles | 500 | - | 78,784 |
| Impairments of investments | - | - | 1,515 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable, net. | 1,396 | 508 | 7,278 |
| Prepaid expenses and other current assets | (911) | 260 | (210) |
| Other assets | 232 | 460 | (83) |
| Accounts payable, accrued expenses and other current liabilities | (4,895) | (4,931) | (18,346) |
| Net cash provided by operating activities | 6,278 | 7,658 | 2,160 |
| Cash flows from investing activities: | | | |
| Purchases of property and equipment, including capitalized software | (2,970) | (4,214) | (3,498) |
| Proceeds from sale of businesses/MailWatch service line | 3,500 | - | 426 |
| Proceeds from sale of assets | 1,000 | - | - |
| Net cash provided by (used in) investing activities | 1,530 | (4,214) | (3,072) |
| Cash flows from financing activities: | | | |
| Net proceeds from issuance of Class A common stock | - | 1,000 | - |
| Net proceeds from issuance of Class A common stock upon exercise of employee stock options | 32 | 70 | - |
| Payments under capital lease obligations | (472) | (426) | (585) |
| Proceeds from notes payable | 12,000 | - | - |
| Principal payments of notes payable | (12,053) | (5,793) | (821) |
| Interest payments on restructured notes and capitalized interest | (1,009) | (843) | (897) |
| Net cash used in financing activities | (1,502) | (5,992) | (2,303) |
| Effect of foreign exchange rate changes on cash and cash equivalents | (329) | (27) | (209) |
| Net increase (decrease) in cash and cash equivalents | 5,977 | (2,575) | (3,424) |
| Cash used in discontinued operations | (300) | (356) | (300) |
| Cash and cash equivalents at beginning of the year | 6,623 | 9,554 | 13,278 |
| Cash and cash equivalents at the end of the year | $12,300 | $6,623 | $9,554 |

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Supplemental disclosures of cash flow information: | | | |
| Cash paid for interest | $497 | $691 | $3,138 |
| Net cash paid for taxes | $173 | $48 | $31 |
| Purchases of property, plant and equipment through capital lease obligations | $649 | – | – |

See accompanying notes to consolidated financial statements.

**Supplemental disclosure of non-cash information:**

During the three years ended December 31, 2004, 2003, and 2002, the Company paid approximately $0.5 million, $0.7 million and $3.1 million, respectively, for interest. In addition, the Company issued 35,530, 284,304 and 888,810 shares of Class A common stock valued at approximately $48,000, $184,000 and $1.8 million, respectively, as payment of interest in lieu of cash for the years ended December 31, 2004, 2003 and 2002, respectively.

During the year ended December 31, 2002, the Company issued 98,841 shares of its Class A common stock valued at approximately $524,000, in connection with certain settlement obligations.

During the year ended December 31, 2002 the Company issued 127,550 shares of its Class A common stock valued at approximately $182,000, in connection with the settlement of vendor obligations.

During the years ended December 31, 2004, 2003 and 2002, the Company issued 273,129, 531,545 and 314,642 shares, respectively, in connection with matching contributions to its 401K plan. These shares were valued at approximately $400,000, $492,000 and $437,000, respectively.

**Non-Cash Investing Activities:**

No shares were issued in connection with non-cash investing activities during the years ended December 31, 2004, 2003 and 2002.

**Non-Cash Financing Activities:**

During the year ended December 31, 2003, the company issued 23,881,705 shares of Class A common stock in connection with its cancellation of debt. This resulted in non-cash financing activities of $13.57 million (See Note 7). The Company entered into various capital leases for computer equipment. These capital lease obligations resulted in non - cash financing activities of $649,000 during 2004.

December 31, 2004 and 2003

## (1) Summary of Operations and Significant Accounting Policies

### (a) Summary of Operations

The Company offers a broad range of information exchange services to businesses and service providers, including Transaction Management Services consisting of integrated desktop messaging services and document capture and management services such as fax to database, fax to data and data conversion services; Transaction Delivery Services consisting of electronic data interchange or "EDI," and production messaging services utilizing email, fax and telex; and through July 31, 2004, services that protect corporate e-mail systems such as virus protection, spam control and content filtering services (the MailWatch service line).

The Company operates in a single industry segment, business communication services. Although the Company provides various major service offerings, many customers employ multiple services using the same access and network facilities. Similarly, network operations and customer support services are provided across various services. Accordingly, allocation of expenses and reporting of operating results by individual services would be impractical and arbitrary. Services are provided in the United States and certain other regions in the world (predominantly in the United Kingdom).

### (b) Consolidated Results of Operations and Management's Plan

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a working capital deficiency and an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. The Company may need additional financing to meet cash requirements for its operations. If the Company is unable to generate sufficient cash flow or raise additional financing, the Company may be unable to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustment relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management believes the Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing or refinancing as may be required, and to maintain profitable operations. Throughout 2002, 2003 and 2004, management improved the Company's operations through cost reductions resulting in net cash from operations of $2.2 million, $7.7 million and $6.3 million, respectively, for those years. During those years, the Company reduced its working capital deficit to $19.6 million at year end 2002, $11.8 million at year end 2003 and $378,000 at year end 2004. During 2003, the Company reduced its debt by $63.0 million. In December, 2004, the Company refinanced its remaining secured debt through a new credit facility with Wells Fargo Foothill, Inc. Management is continuing the process of further reducing telecommunications and network-related operating costs while increasing its sales and marketing efforts. There can be no assurance that the Company will be successful in these efforts.

### (c) Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned or majority-owned subsidiaries from the dates of acquisition. All other investments that the Company does not have the ability to control or exercise significant influence over are accounted for under the cost method. The interest of shareholders other than those of EasyLink is recorded as minority interest in the accompanying consolidated statements of operations and consolidated balance sheets. When losses applicable to minority interest holders in a subsidiary exceed the minority interest in the equity capital of the subsidiary, these losses are included in the Company's results, as the minority interest holder has no obligation to provide further financing to the subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

WORLD.com, a wholly owned subsidiary, and its majority-owned subsidiaries have been reflected as discontinued operations in the accompanying financial statements. In September 2003, a previously vacated judgment in the amount of $931,000 was reinstated against the Company in connection with a suit against a broker engaged by the Company to sell the portal operations of its discontinued India.com business and the broker's counterclaim thereof. The judgment and related costs, net of reserves, are reflected in the loss from discontinued operations in the consolidated statement of operations for the year ended December 31, 2003.

Effective January 23, 2002, the Company authorized and implemented a 10-for-1 reverse stock split of all issued and outstanding stock. Accordingly, all issued and outstanding share and per share amounts in the accompanying consolidated financial statements have been retroactively restated to reflect the reverse stock split.

### (d) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. These estimates and assumptions relate to the estimates of collectibility of accounts receivable, the realization of goodwill and other intangibles, accruals and other factors. Actual results could differ from those estimates.

### (e) Cash and Cash Equivalents

The Company considers all highly liquid securities, with original maturities of three months or less when acquired, to be cash equivalents.

### (f) Marketable Securities

All of the Company's marketable securities are classified as available-for-sale securities with unrealized gains and losses excluded from earnings and reflected as a separate component of stockholders' equity.

### (g) Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, generally ranging from three to five years. Property and equipment under capital leases are stated at the present value of minimum lease payments and are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter.

### (h) Investments

Investments in which the Company owns less than 20% of a company's stock and does not have the ability to exercise significant influence are accounted for on the cost basis. Such investments are stated at the lower of cost or market value and are included in other non current assets on the balance sheet. The equity method of accounting is used for companies and other investments in which the Company has significant influence; generally this represents common stock ownership of at least 20% but not more than 50%. Under the equity method, the Company's proportionate share of each investee's operating losses is included in loss on equity investments within the Statement of Operations. These investments are included in other non current assets on the balance sheet. The Company assesses the need to record impairment losses on investments and records such losses when the impairment is determined to be other-than-temporary. These losses are included in other income (expense) in the Statement of Operations. In 2002, the Company wrote down the value of two of its investments by $1.5 million due to the other than temporary decline in their values. As a result, all of the Company's investments have been written down to minimal amounts.

### (i) Accounting for Impairment of Long-Lived and Intangible Assets

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Asset". SFAS 142 eliminates the amortization of goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with finite lives and addresses impairment testing and recognition for goodwill and indefinite-lived intangible assets. SFAS No. 144 establishes a single model for the impairment of long-lived assets including intangible assets with finite lives. The Company assesses goodwill and indefinite-lived intangible assets for impairment annually unless events occur that require more frequent reviews. Long-lived assets, including amortizable intangibles, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Discounted cash flow analyses are used to assess indefinite-lived intangible asset impairment while undiscounted cash flow analyses are used to assess finite lived intangibles and other long-lived asset impairment. If an assessment indicates impairment, the impaired asset is written down to its fair market value based on the best information available. Estimated fair market value is generally measured with discounted estimated future cash flows. Considerable management judgment is necessary to estimate undiscounted and discounted future cash flows. Assumptions used for these cash flows are consistent with internal forecasts. On an ongoing basis, management reviews the value and period of amortization or depreciation of long-lived assets, including other intangible assets. During this review, the significant assumptions used in determining the original cost of long-lived assets are reevaluated. Although the assumptions may vary from transaction to transaction, they generally include revenue growth, operating results, cash flows and other indicators of value. Management then determines whether there has been an impairment of the value of long-lived assets based upon events or circumstances, which have occurred since acquisition. The impairment policy is consistently applied in evaluating impairment for each of the Company's wholly owned subsidiaries and investments.

### (j) Intangible Assets

Intangible assets include goodwill, trademark, customer lists, technology and other intangibles. Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and identifiable intangible net assets acquired. Trademark is deemed to have indefinite life and therefore is not amortized. Customer lists are being amortized on a straight-line basis over ten years. Technology is being amortized on a straight-line basis over its estimated useful lives from three to five years. See note 5.

### (k) Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that the tax change occurs. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

### (l) Revenue Recognition

The Company's business communication services include Transaction Management Services consisting of integrated desktop messaging services and document capture and management services such as fax to database, fax to data and data conversion; Transaction Delivery Services consisting of electronic data interchange or "EDI" and production messaging services utilizing email, fax and telex; and, through July 31, 2004, services that help protect corporate e-mail systems such as virus protection, spam control and content filtering services (the MailWatch service line). The Company derives revenues from monthly fees and usage-based charges for all its services and from license fees for integrated desktop messaging. Revenues for services are recognized as performed. License revenue is recognized over the average estimated customer life of 3 years.

Other revenues consist of revenues from the licensing of domain names wherein revenue is recognized ratably over the license period. Such revenues amounted to $392,000, $475,000 and $480,000 in 2004, 2003 and 2002, respectively. In December, 2004, the Company sold its domain name assets to the former Chairman of the Board of Directors. See Note 3.

### (m) Product Development Costs

Product development costs consist primarily of personnel and consultants' time and expense to research, conceptualize, and test product launches and enhancements to each of the Company's services. Such costs are expensed as incurred.

### (n) Sales and Marketing Costs

The primary component of sales and marketing expenses are salaries and commissions for sales, marketing, and business development personnel. The Company expenses the cost of advertising and promoting its services as incurred.

### (o) Financial Instruments and Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash, cash equivalents, accounts receivable, notes payable and convertible notes payable. At December 31, 2004 and 2003, the fair value of cash, cash equivalents, marketable securities and accounts receivable approximated their financial statement carrying amount because of the short-term maturity of these instruments. The recorded values of loans payable, notes payable and convertible notes payable approximate their fair values, as interest approximates market rates with the exception of the Convertible Subordinated Notes payable with a carrying value of $1.4 million. However, as these notes are payable in February 2005, management estimates that their fair value approximates their carrying value.

Credit is extended to customers based on the evaluation of their financial condition and collateral is not required. The Company performs ongoing credit assessments of its customers and maintains an allowance for doubtful accounts. No single customer exceeded 10% of either total revenues or accounts receivable in 2004, 2003 or 2002. Revenues from the Company's five largest customers accounted for an aggregate of 10%, 7% and 6% of the Company's total revenues in 2004, 2003 and 2002, respectively.

### (p) Stock-Based Compensation Plans

In 2004, 2003 and 2002, the Company had stock option plans, which are described more fully in Note 13. As allowed by SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, the Company has retained the compensation measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations for stock options. The Company adopted the disclosure provisions of SFAS No. 148 as of December 31, 2002 and continues to apply the measurement provisions of APB 25. Under APB Opinion No. 25, compensation expense is recognized based upon the difference, if any, at the measurement date between the market value of the stock and the option exercise price. The measurement date is the date at which both the number of options and the exercise price for each option are known. The following table illustrates the effect on net income (loss) and net income (loss) per share if the fair value recognition provisions of SFAS No. 123 had been applied to stock-based employee compensation.

| ($ in thousands, except per share amounts) | For the year ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| Net income (loss): | | | |
| Income (loss) from continuing operations, as reported | $7,602 | $51,886 | $(85,845) |
| Deduct total stock based employee compensation expense determined under the fair value method for all awards, net of tax | (2,769) | (8,394) | (9,343) |
| Pro forma income (loss) from continuing operations | $4,833 | 43,492 | (95,188) |
| Loss from discontinued operations | - | (938) | - |
| Proforma net income (loss) | $4,833 | $42,554 | $(95,188) |
| Basic net income (loss) per share: | | | |
| Income (loss) from continuing operations as reported | $0.17 | $1.47 | $(5.13) |
| Deduct total stock based employee compensation expense determined under the fair value method for all awards, net of tax | $(0.06) | $(0.24) | $(0.56) |
| Pro forma income (loss) from continuing operations | $0.11 | $1.23 | $(5.69) |
| Loss from discontinued operations | $- | $(0.03) | $- |
| Proforma basic net income (loss) per share | $0.11 | $1.20 | $(5.69) |
| Diluted net income (loss) per share: | | | |
| Income (loss) from continuing operations as reported | $0.17 | $1.46 | $(5.13) |
| Deduct total stock based employee compensation Expense determined under the fair value method for all awards, net of tax | $(0.06) | $(0.24) | $(0.56) |
| Pro forma income (loss) from continuing operations | $0.11 | $1.22 | $(5.69) |
| Loss from discontinued operations | $- | $(0.03) | $- |
| Proforma diluted net income (loss) | $0.11 | $1.19 | $(5.69) |

The resulting effect on the pro forma net income (loss) disclosed for the years ended December 31, 2004, 2003 and 2002 is not likely to be representative of the effects of the net loss on a pro forma basis in future years, because the pro forma results include the impact of three, four and five years, respectively, of grants and related vesting of option prices ranging from $0.53 per share to $294.80 per share. Subsequent years will include additional grants at the then current stock prices and vesting. For purposes of pro-forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period.

The fair value of each option grant is estimated on the date of grant using the Black Scholes method option-pricing model with the following assumptions used for grants made in 2004: dividend yield of zero (0%) percent, average risk-free rate interest rate of 3.4%, expected life of 5 years and volatility of 119%, 2003: dividend yield of zero (0%) percent, average risk-free rate interest rate of 3.0%, expected life of 5 years and volatility of 123%, 2002: dividend yield of zero (0%) percent, average risk-free interest rate of 4.1%, expected life of 5 years and volatility of 120%.

### (q) Basic and Diluted Net Income (Loss) Per Share

Net income (loss) per share is presented in accordance with the provisions of SFAS No. 128, "Earnings Per Share", and. the Securities and Exchange Commission Staff Accounting Bulletin No. 98. Under SFAS No. 128, basic Earnings per Share ("EPS") excludes dilution for common stock equivalents and is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and resulted in the issuance of common stock.

Diluted net income per common share for the years ended December 31, 2004 and 2003 include the effect of employee options to purchase 886,765 and 251,527 shares of common stock, respectively. Diluted net loss per share is equal to basic loss per share for the year ended December 31, 2002, since all common stock equivalents are anti-dilutive for this period.

Diluted net income (loss) per common share for the years ended December 31, 2004, 2003 and 2002, does not include the effects of employee options to purchase 1,524,086, 1,429,516 and 2,773,446 shares of common stock, respectively, and 798,523, 798,523 and 1,843,982 common stock warrants, respectively, as their inclusion would be antidilutive. Similarly, the computation of diluted net loss per share for 2002 excludes the effect of shares issuable upon the conversion of any outstanding Convertible Notes at December 31, 2002.

### (r) Computer Software

Capitalized computer software is recorded in accordance with the American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and is depreciated using the straight-line method over the estimated useful life of the software, generally 3 years. SOP 98-1 provides guidance for determining whether computer software is internal-use software and guidance on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use.

### (s) Recent Accounting Pronouncements

In July 2002, Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("Statement 146") was issued. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue ("EITF") 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between Statement 146 and EITF 94-3 relates to the timing of liability recognition. Under Statement 146, a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The provisions of Statement 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements or interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not materially impact the Company's financial position and results of operations.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", and amended the interpretation with FIN 46(R) in

December 2003. This interpretation and its amendment set forth a requirement for an investor with a majority of the variable interests in a variable interest entity ("VIE") to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the equity investors do not have a controlling interest, or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. The provisions of FIN 46 were effective immediately for all arrangements entered into with new VIEs created after January 31, 2003. The Company has not entered into any arrangements with VIEs after January 31, 2003. For arrangements entered into with VIEs created prior to January 31, 2003, the provisions of FIN 46 have been delayed to the first interim or annual period beginning after December 15, 2003. The Company has evaluated the impact of adoption of FIN 46(R) for its arrangements created before January 31, 2003. The adoption of this standard did not materially impact the Company's financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative. It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and did not materially impact the Company's financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS 150 are effective immediately for all instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have an effect on the Company's financial statements.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)) which replaces SFAS 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees. Among other items, SFAS 123(R) eliminates the use of APB 25 and the intrinsic method of accounting, and requires all share-based payments, including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS 123(R) is effective for public companies beginning with the first interim period that begins after June 15, 2005. The Company will adopt SFAS 123(R) in 2005 and in accordance with its provisions will recognize compensation expense for all share-based payments and employee stock options based on the grant-date fair value of those awards. The Company is currently evaluating the impact of the statement on its financial statements. See Note 1 (p) for the proforma effect of SFAS 123.

In December 2004, the FASB issued FASB Staff Position, 109-1 ("FSP FAS 109-1"), "Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004". In FSP FAS 109-1, the FASB concluded that the tax relief (special tax deduction for domestic manufacturing) from this legislation should be accounted for as a "special deduction" instead of a tax rate reduction. The guidance in FSP FAS 109-1 was effective December 21, 2004 and had no impact on the Company's results of operations or its financial position.

In December 2004, the FASB issued FSP FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004". The American Jobs Creation Act of 2004 introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FSP FAS 109-2 gives a company additional time to evaluate the effects of the legislation on any plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109, Accounting for Income Taxes. The deduction is subject to a number of limitations, and uncertainty remains as to how to interpret numerous provisions in the Act. As such, the Company is not in a position to decide on whether, and to what extent, it might repatriate foreign earnings that have not yet been remitted to the U.S. based on its analysis to date. The Company expects to be in a position to finalize its assessment by December 31, 2005.

In September 2004, the Emerging Issues Task Force ("EITF") of the FASB reached a consensus on EITF Issue No. 04-08, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share," which requires the shares issuable under contingently convertible debt, such as the Company's convertible subordinated debentures, to be included in diluted earnings per share computations, regardless of whether the contingency had been met, if the effect would be dilutive to the earnings per share calculation. The provisions are effective for reporting periods ending after December 15, 2004. If the impact is dilutive, all prior period earnings per share amounts presented are required to be restated to conform to the provisions of the EITF. The Company adopted this rule during the fourth quarter of 2004 and there was no effect on diluted income (loss) per share for all periods presented since the effect was anti-dilutive to the earnings per share calculation.

**(t) Foreign Currency**

The functional currencies of the Company's foreign subsidiaries are their respective local currencies. The financial statements are maintained in local currencies and are translated to United States dollars using period-end rates of exchange for assets and liabilities and average rates during the period for revenues, cost of revenues and expenses. Translation gains and losses are included in accumulated other comprehensive loss as a separate component of stockholders' equity (deficit). Gains and losses from foreign currency transactions are included in consolidated statements of operations and were not significant.

**(2) Sale of Businesses/MailWatch Service Line**

On September 20, 2002, the Company sold its customer contracts related to its email hosting service ("NIMS") line to Call Sciences, Inc. Call Sciences paid $300,000 in cash upon closing. In connection with the sale, the parties entered into a transition services agreement whereby the Company would receive payments for services rendered during the 2 month period following the close. As a result of the sale, the Company transferred the customer contracts and recorded a gain on the sale of NIMS of $300,000. In October 2002, the Company sold for $126,000 a software and consulting business in England that was previously acquired in an earlier acquisition. The full purchase price was recorded as a gain as the net book value of assets transferred was zero.

On July 31, 2004, the Company sold its MailWatch service line to Infocrossing, Inc. for total consideration of approximately $5.0 million, including $3.5 million in cash and 123,193 shares of Infocrossing's common stock valued at approximately $1.5 million. The sale resulted in a gain of $4.1 million before income taxes. The Infocrossing stock is reported at market value in the December 31, 2004 balance sheet and the unrealized gain related thereto of $521,000 is included in the accumulated other comprehensive gain(loss) account in stockholders' equity.

**3) Sale of Internet Domain Names**

In December 2004, the Company sold its internet domain name portfolio and related assets to its former Chairman of the Board of Directors for $1 million and recognized a gain of $891,000 on the transaction. In addition to the initial purchase price, the Company will receive 15% of all revenues related to the purchased domain names during the second and third years following the sale and 10% of all such revenues in the fourth and fifth years. The Company also has the option to purchase back substantially all the domain names for $4.5 million at any time during the fourth and fifth years.

The former Chairman resigned as an employee of the Company and member of the Board of Directors on the same day as the domain name sale was completed. Furthermore, he agreed to the conversion of all his one million shares of 10 for 1 super-voting Class B common stock into 1 for 1 standard voting Class A common stock. As a result, there are no Class B shares outstanding as of December 31, 2004.

**(4) Property and Equipment**

Property and equipment, net of accumulated depreciation and amortization, are stated at cost or allocated fair value and are summarized as follows, in thousands:

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Computer equipment and software | $39,878 | $ 40,878 |
| Furniture and fixtures | 1,589 | 1,589 |
| Web development | 181 | 181 |
| Leasehold improvements | 2,282 | 2,187 |
| Subtotal | 44,930 | 44,835 |
| Less accumulated depreciation and amortization | 35,805 | 34,194 |
| Property and equipment, net | $ 8,125 | $10,641 |

Depreciation and amortization expense of property and equipment totaled $5.0 million, $8.3 million and $10.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

**(5) Goodwill and Intangible Assets**

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 also requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 144"). The Company adopted the provisions of SFAS 142 effective January 1, 2002.

As of January 1, 2002, the date of adoption, the Company had unamortized goodwill in the amount of $68.8 million, which was subject to the transition provisions of SFAS 142. During the quarter ended June 30, 2002, the Company completed its assessment with the assistance of an independent appraiser and determined that there was no impairment as of January 1, 2002. During the quarter ended December 31, 2002, the Company completed a new assessment with the assistance of an independent appraiser and determined that there was an impairment. Accordingly, a fair value analysis was performed on the Company's goodwill, intangible assets and other long lived assets which resulted in an aggregate impairment charge of $78.8 million, allocated as follows: $7.5 million-trademarks, $7.6 million-customer base, $1.1 million-technology, and $62.6 million-goodwill.

During 2002, economic and market conditions led to forecasts with lower growth rates and a significantly lower market value of the Company. The methodology used to determine the business enterprise of the Company was the income approach, a discounted cash flow valuation method. The discount rate was determined by using a weighted average cost of capital analysis which was developed using a capital structure which reflects the representative historical mix of debt and equity of a group of guideline companies in this business. Assumptions for normal working capital levels and taxes were also incorporated in the analysis. The value of the trade name and developed technology was based on the relief-from-royalty method. This determines the value by quantifying the cost savings a company enjoys by owning, as opposed to licensing, the intangible asset. The value of the Company's customer base was also determined through an income approach.

During the quarter ended December 31, 2003, the Company completed its 2003 assessment of its goodwill and indefinite-lived intangible assets with the assistance of an independent appraiser and determined that there was no further impairment of these assets. The evaluation employed the same methodology as that used in the 2002 evaluation.

During the quarter ended December 31, 2004, the Company completed its 2004 assessment of its goodwill and indefinite-lived intangible assets with the assistance of an independent appraiser and determined that there was an impairment of its trademark of $500,000. The evaluation employed the same methodology as that used in the prior years' evaluations.

Included in the Company's balance sheet as of December 31, 2004 and 2003 are the following (in thousands):

| | As of December 31, 2004 | | |
|---|---|---|---|
| | Gross Cost | Accumulated Amortization | Net |
| Goodwill | $ 152,659 | $ (146,393) | $ 6,266 |
| Trademarks | $ 15,500 | $ (10,400) | $ 5,100 |
| Intangibles with finite lives: | | | |
| Technology | $ 16,550 | $ (14,339) | $ 2,211 |
| Customer lists | 11,000 | (9,943) | 1,057 |
| Software development and licenses | 4,564 | (4,086) | 478 |
| | $ 32,114 | $ (28,368) | $ 3,746 |

| | As of December 31, 2003 | | |
|---|---|---|---|
| | Gross Cost | Accumulated Amortization | Net |
| Goodwill | $ 152,659 | $ (146,393) | $ 6,266 |
| Trademarks | 16,000 | $ (10,400) | $ 5,600 |
| Intangibles with finite lives: | | | |
| Technology | $ 16,550 | $ (12,445) | $ 4,105 |
| Customer lists | 11,000 | (9,771) | 1,229 |
| Software development and licenses | 4,580 | (3,885) | 695 |
| | $ 32,130 | $ (26,101) | $ 6,029 |

The Company's estimated amortization expense is $2.3 million, $0.6 million, $0.2 million, $0.2 million, and $0.2 million in 2005, 2006, 2007, 2008 and 2009, respectively. In accordance with Statement 142, the Company reassessed the useful lives of all other intangible assets. There were no changes to such lives and there are no expected residual values associated with these intangible assets. Customer lists are being amortized on a straight-line basis over ten years. Technology and software development and licenses are being amortized on a straight-line basis over their estimated useful lives from two to five years.

## (6) Accrued Expenses

Accrued expenses consist of the following, in thousands:

| | DECEMBER 31, 2004 | 2003 |
|---|---|---|
| Carrier charges | $3,820 | $5,507 |
| Payroll and related costs | 2,960 | 2,532 |
| Sales/Use/VAT taxes payable | 1,506 | 1,792 |
| Federal and state income taxes payable | 1,780 | -- |
| Professional services, consulting fees and sales agents' commissions | 1,581 | 1,295 |
| Interest | 90 | 233 |
| Software and hardware maintenance | 181 | 168 |
| Other | 1,973 | 2,809 |
| Total | $13,891 | $14,336 |

## (7) Loans and Notes Payable

Notes payable include the following, in thousands

| | December 31, 2004 | 2003 | |
|---|---|---|---|
| | Principal | Interest | Capitalized Principal |
| Term Loan Payable | $ 12,000 | $ — | $ — |
| 2000 7% Convertible Subordinated Notes due February 2005 | 1,425 | — | 1,425 |
| 2001 12% restructure note: as amended and restated effective September 2003 | — | 1,884 | 10,504 |
| 2001 12% note payable to former shareholder of STI 13 quarterly payments beginning June 2003 | — | 3 | 118 |
| 2001 12% Restructure notes 13 quarterly payments beginning June 2003 | — | 109 | 1,025 |
| 2001 Restructuring balloon payments due October 2004 | — | — | 396 |
| Total notes payable and capitalized interest | 13,425 | 1,996 | 13,468 |
| Less current portion | 3,825 | 1,040 | 2,957 |
| Non current portion | $ 9,600 | $ 956 | $ 10,511 |

## Term Loan Payable

On December 16, 2004 the Company entered into a $15 million credit facility with Wells Fargo Foothill, Inc. (a subsidiary of Wells Fargo Bank) that includes a $12 million Term Loan payable monthly over 60 months and the availability of working capital advances of $3 million initially, increasing to $7.5 million upon the completion of certain items by the Company subject to limitations including the maximum outstanding under the facility of $15 million. The credit facility is secured by a security interest in substantially all of the Company's assets. $9.5 million of the proceeds from the Term Loan were used by the Company to repay all outstanding restructure notes.

The balance of the proceeds will be used to repay the outstanding balance of the 7% Convertible Subordinated Notes, due February 1, 2005 and to fund other cash requirements of the Company's operations. As a result of the repayment of the restructure notes, $984,000 of previously capitalized interest was reversed and recognized as a gain on debt restructurings and settlements. The capitalized interest had been recorded in 2001 at the time of previous debt restructuring in accordance with SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings.
Interest on the Term Loan is payable monthly at the rate of 3.75% over the Wells Fargo Bank prime rate and an annual fee of 1% of the balance outstanding is payable on each anniversary of the loan. The Term Loan includes certain mandatory prepayments as follows: (1) beginning with the year ended December 31, 2005, a mandatory prepayment is required for any year in which the Company has "excess cash flow", as defined in the agreement, equal to the lesser of $400,000 or 25% of the excess cash flow for that year; (2) upon the sale or disposition of certain assets excluding up to $3,000,000 in proceeds from the sale of domain names and up to $2,000,000 from the sale of Infocrossing, Inc. stock obtained in the MailWatch service line sale; (3) upon the receipt of certain extraordinary funds as defined in the agreement in excess of $1,000,000; and (4) at any time that total borrowings under the credit facility exceeds one of the following: $15,000,000, 2 times trailing twelve months EBITDA, 50% of the Company's enterprise valuation or the amount of accounts receivable collections for domestic revenues for the preceding 90 days.

Interest on outstanding Advances is payable monthly at the rate of 0.75% over the Wells Fargo Bank prime rate. A fee of 0.25% per annum is payable monthly on the amount of available but unused advances and a servicing fee of $2,500 per month is also payable. Advances are specifically limited to 85% of Eligible Accounts Receivable which represent all revenues from US customers excluding certain balances based on the periods such balances are outstanding.

The credit facility includes certain affirmative and restrictive covenants, including a restriction on the incurrence of indebtedness, a restriction on the payment of dividends, limitations on capital expenditures and maintenance on quarterly levels of EBITDA. The Company was not in compliance with the $3 million limitation on capital expenditures for 2004; however, Wells Fargo waived the covenant. Additionally, on March 31, 2005, the Company entered into an amendment to the credit agreement whereby it can exclude severance charges related to the George Abi Zeid settlement of up to $2.475 million from the calculation of EBITDA for covenant compliance purposes.

### 7% Convertible Subordinated Notes

The 7% Convertible Subordinated Notes outstanding as of December 31, 2004 and 2003 represent the balance outstanding from $100 million in notes issued on January 26, 2000. The Notes are convertible by holders into shares of EasyLink Class A common stock at a conversion price of $189.50 per share. Through a series of exchange, settlement and restructuring transactions completed in 2001 through 2003, the outstanding notes were reduced to the current amount which was paid on the maturity date of February 1, 2005.

### Restructure Notes

On November 27, 2001, the Company completed the restructuring of approximately $63 million of debt and lease obligations and a related financing in the amount of approximately $10 million. Under the terms of the debt restructuring, the Company exchanged an aggregate of approximately $63 million of debt and equipment lease obligations for an aggregate of approximately $20 million of restructure notes and obligations due in installments commencing June 2003 through June 2006, 1.97 million shares of Class A Common Stock and warrants to purchase 1.8 million shares of Class A Common Stock. In addition, the Company purchased certain leased equipment for an aggregate purchase price of $3.5 million.

The restructure notes accrued interest at a rate of 12% per annum and were scheduled to mature five years from the date of the debt restructuring. The Company was able to elect to defer payment of accrued interest on a portion of the restructure notes until various dates commencing June 2003 and to elect to pay accrued interest on other restructure notes in shares of Class A common stock having a market value at the time of payment equal to 120% of the interest payment due. The Company was not required to make scheduled principal payments on any of the notes until June 2003.

One restructure note, which was amended and restated effective September 2003, was originally issued for $10 million to AT&T Corp. in connection with the 2001 debt restructuring. The debt was originally $35 million from the acquisition of STI, including the EasyLink Services business as purchased from AT&T by STI shortly before the Company's acquisition. In 2003, AT&T entered into an agreement to sell the $10 million note and 1.4 million shares of EasyLink Class A common stock, received by AT&T as part of the debt restructuring, to PTEK Holdings, Inc. ("PTEK"), one of the Company's principal competitors. Following the announcement of the agreement, the Company commenced legal proceedings to enjoin AT&T from selling the note and to assert claims for damages against AT&T and PTEK. In October 2003 the legal dispute was settled. Under the settlement, the Company agreed to consent to the transfer of the note and shares from AT&T to PTEK in exchange for a revised amortization schedule on the note and return of a warrant to the Company for cancellation. The warrant, also issued in connection with the 2001 debt restructuring, was for the purchase of 1 million shares of the Company's Class A common stock at a purchase price of $6.10 per share. The amended and restated note, amounting to $11.0 million which included the balance of principal and interest outstanding as of September 1, 2003, was repayable in quarterly installments of principal and interest of $800,000 with a final payment of $5.8 million on the June 1, 2006 maturity date.

During 2002, the Company entered into two separate transactions repurchasing $5.0 million in 10% Senior Convertible Notes and a 12% Senior Restructure Note and a restructure balloon liability in the amount of $0.5 million for a total of $0.6 million in cash and 5,415 shares in Class A common stock, valued at approximately $6,000. The Company recorded a $6.6 million in gains on the transactions including the reversal of $1.7 million of capitalized interest related to the repurchased debt.

During 2003, the Company entered into a series of transactions with debt holders to eliminate a total of $63.0 million of indebtedness in exchange for cash payments of $3.1 million and, the issuance of 23.9 million shares of Class A common stock valued at $13.6 million. The eliminated debt included $22.7 million of 7% Convertible Subordinated Notes, due February 2005, $31.1 million of 10% Senior Convertible Notes, due January 2006, a $2.7 million note payable to the former shareholder of STI (who was an officer and director of the Company), $6.0 million of Restructure notes and $0.5 million in other indebtedness. The Company also entered into agreements to repay an outstanding note in the principal amount of $115,000 and accrued interest obligations in the aggregate amount of $959,000 over the next three years, which accrued interest includes $284,000 due to the former shareholder of STI. In addition, after eliminating $6.5 million of previously capitalized interest, $2.7 million of accrued interest, and $0.3 million of debt issuance costs on the eliminated notes, these transactions resulted in a gain of $54.1 million or $1.52 per share on a basic and diluted basis. Also, the transactions relating to the previous $115,000 note and $959,000 of accrued interest have been accounted for in accordance with SFAS 15.

## (8) Discontinued Operations

In March 2000, the Company formed World.com, Inc. in order to develop the Company's portfolio of domain names into independent web properties and subsequently acquired or formed its subsidiaries Asia.com, Inc. and India.com, Inc., in which World.com was the majority owner. On November 2, 2000, the Company announced its intention to sell all assets not related to its core outsourced messaging business including Asia.com, Inc., India.com, Inc. and its portfolio of domain names. Accordingly, World.com has been reflected as a discontinued operation. Revenues, costs and expenses, assets, liabilities and cash flows of World.com have been excluded from the respective captions in the consolidated statement of operations, consolidated balance sheets and consolidated statements of cash flows and have been reported as "Loss from discontinued operations," "Net liabilities of discontinued operations," and "Net cash used in discontinued operations," for all periods presented.

Summarized financial information (In thousands) for the discontinued operation is as follows:

| | Statements of Operations Data Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Revenues | $ — | $ — | $ — |
| Loss from discontinued operations | $ — | $ 938 | $ — |

| | Balance Sheet Data As of December 31, | |
|---|---|---|
| | 2004 | 2003 |
| Current assets | $ 17 | $ 17 |
| Total assets | 404 | 404 |
| Current liabilities | 740 | 1,040 |
| Long-term liabilities and minority interest | 193 | 193 |
| Net liabilities of discontinued operations | (528) | (828) |

## (9) Leases

In addition to capital leases, the Company leases facilities and certain equipment under agreements accounted for as operating leases. These leases generally require the Company to pay all executory costs such as maintenance and insurance. Rent expense for operating leases for the years ending December 31, 2004, 2003 and 2002 was approximately $3.6 million, $4.2 million, and $3.4 million, respectively.

At December 31, 2004, the Company had $507,000 in gross amount of fixed assets and $67,000 of related accumulated amortization under capital leases. Future minimum lease payments under the remaining capital leases and non-cancellable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2004 are as follows, in thousands:

| | Year ending December 31, | |
|---|---|---|
| | Capital leases | Operating leases |
| 2005 | $321 | $2,917 |
| 2006 | 43 | 2,195 |
| 2007 | – | 1,565 |
| 2008 | – | 1,221 |
| 2009 | – | 1,255 |
| 2010 and later | – | 3,764 |
| Total minimum lease payments | $364 | $12,917 |
| Less current portion of obligations under capital leases | 321 | |
| Obligations under capital leases excluding current portion | $43 | |

Of the total operating lease commitments as of December 31, 2004 noted above, $12.0 million is for occupied properties and $0.9 million is for abandoned properties, which are a component of the restructuring obligation. The balance for capital leases and related interest as of December 31, 2004 is for computer equipment and software.

## (10) Related Party Transactions

### Federal Partners, L.P. Financings

On January 8, 2001, the Company issued $5,000,000 principal amount of 10% Senior Convertible Notes due January 8, 2006 to Federal Partners. Stephen Duff, a director of the Company until November 2004, is Chief Investment Officer of The Clark Estates, Inc. and is Treasurer of the general partner of, and a limited partner of, Federal Partners, L.P. The note accrued interest at the rate of 10% per annum and was payable semi-annually one half in cash and, at the option of the Company, one half in shares of Class A common stock valued at the conversion price of $10.00 per share. The Company issued shares to Federal Partners in payment of interest on this note during 2003, 2002 and 2001. The Clark Estates, Inc. provides management and administrative services to Federal Partners. On March 20, 2001, the Company issued to Federal Partners 300,000 shares of our Class A common stock for a purchase price of $3,000,000, and committed to issue to Federal Partners an additional 100,000 shares of Class A common stock if the closing price of our Class A common stock on the principal securities exchange on which they are traded was not at or above $100 per share for 5 consecutive days. The additional shares were issued in 2002. As part of the financing completed on November 27, 2001 in connection with our debt restructuring, the Company issued to Federal Partners an aggregate of 250,369 shares of Class A common stock for a purchase price of $1,700,000, and we committed to issue to Federal Partners an additional 173,632 shares of Class A common stock if the average of the closing prices of our Class A common stock on Nasdaq was not at or above $16.00 per share for the 10 consecutive trading days through year end 2001. The additional shares were issued in 2002. Through his limited partnership interest in Federal Partners, Mr. Duff has an indirect interest in 10,789 of the shares of Class A common stock held by Federal Partners.

On May 1, 2003, Federal Partners exchanged the $5 million note for 2.5 million shares of Class A common stock value of approximately $1.4 million. In addition, on April 30, 2003, Federal Partners purchased 1,923,077 shares of Class A common stock of EasyLink at a purchase price of $.52 per share or $1 million in the aggregate. Federal Partners and accounts for which The Clark Estates, Inc. provides management and administrative services, were beneficial holders as of May 1, 2003 of 13.02% of the Company's common stock.

### Acquisition of Swift Telecommunications, Inc.

The Company acquired Swift Telecommunications, Inc. on February 23, 2001. George Abi Zeid was the sole shareholder of Swift Telecommunications, Inc ("STI"). In connection with the acquisition, Mr. Abi Zeid was elected to the Board of Directors of the Company and was appointed President - International Operations. EasyLink paid $835,294 in cash, issued 1,876,618 shares of Class A common stock valued at $30.8 million and issued a promissory note in the original principal amount of approximately $9.2 million to Mr. Abi Zeid in payment of the purchase price for the acquisition payable at the closing. Under the merger agreement, EasyLink also agreed to pay additional contingent consideration to Mr. Abi Zeid equal to the amount of the net proceeds, after satisfaction of certain liabilities of STI and its subsidiaries, from the sale or liquidation of the assets of one of STI's subsidiaries. During 2004, pursuant to such agreement the Company paid Mr. Abi Zeid $320,000 of net proceeds received by the Company. Pursuant to the debt restructuring completed on November 27, 2001, EasyLink issued $2,682,964 principal amount of restructure notes, 268,295 shares of Class A common stock valued at approximately $1.6 million and warrants to purchase 268,295 shares of Class A common stock in exchange for Mr. Abi Zeid's $9.2 million note. On May 1, 2003 in connection with the Company's 2003 debt restructuring, Mr. Abi Zeid exchanged the promissory note in the principal amount of $2,682,964 for 1,341,482 shares of Class A common stock valued at approximately $765,000 and agreed to defer interest payments due to him in the amount of $283,504, all of which has been paid. See Note 7 - Loans and Notes Payable.

Subsequent to December 31, 2004 Mr. Abi Zeid resigned as an officer and director of the Company pursuant to a separation agreement. Under the agreement, the Company agreed to pay Mr. Abi Zeid $240,000 as a severance payment on the effective date of his resignation, February 4, 2005, and an aggregate amount of $1,960,000 in equal installments over three years in consideration of the non-compete and other covenants contained in the agreement. In connection with the agreement, the Company also agreed to pay $200,000 of severance payments to two other employees of the Company.

### Sale of Internet Domain Names

In December 2004, the Company sold its portfolio of Internet domain names and related assets to Gerald Gorman, the Company's former Chairman and director. See Note 3.

## (11) Capital Stock

### Reverse Stock Split

Effective January 23, 2002, the Company authorized and implemented a 1 for 10 reverse stock split. Accordingly, all share and per share amounts in the accompanying consolidated financial statements have been retroactively restated to reflect the reverse stock split.

### Authorized Shares

As of December 31, 2004, the number of authorized shares consist of 500,000,000 shares of Class A common stock, 10,000,000 shares of Class B common stock and 60,000,000 undesignated shares of preferred stock, all with a par value of $0.01 per share.

### Common Stock

### Voting Rights

Each share of Class A common stock has one vote per share. Prior to the conversion into Class A common stock in December 2004, 1 million shares of Class B common stock, which were owned by the Chairman, had ten votes per share.

### Private Placements of Common Stock

On April 30, 2003, the Company completed a private placement of 1,923,077 shares of Class A common stock for an aggregate price of $1,000,000 to Federal Partners.

### Settlements

During 2002, the Company issued 226,391 shares of Class A common stock in connection with various settlements of certain obligations and for payment of services rendered valued at $706,000 in the aggregate. The 2002 issuances included 127,550 shares in connection with vendor settlements and 98,841 shares related to discontinued operations. In addition, 888,810 shares of Class A common stock were issued during 2002 in lieu of cash interest payments on Senior Convertible Notes and subordinated debentures valued at $1.8 million in the aggregate.

### Undesignated Preferred Shares

The Company is authorized, without further stockholder approval; to issue authorized but unissued shares of preferred stock in one or more classes or series. At December 31, 2004 and 2003, 60,000,000 authorized shares of undesignated preferred stock were available for creation and issuance in this manner.

### (12) Stock Options

A summary of the Company's stock option activity and weighted average exercise prices is as follows:

| | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | Options | Weighted Average Exercise Price | Options | Weighted Average Exercise Price | Options | Weighted Average Exercise Price |
| Options outstanding at beginning of period | 4,881,980 | $4.00 | 2,773,446 | $6.80 | 1,855,781 | $13.51 |
| Options granted | 441,000 | $1.37 | 2,470,131 | $1.14 | 1,285,300 | $1.04 |
| Options canceled | (186,417) | $3.92 | (290,047) | $7.23 | (367,732) | $20.44 |
| Options exercised | (44,300) | $0.75 | (71,550) | $0.98 | 97 | - |
| Options outstanding at end of period. | 5,092,263 | $3.80 | 4,881,980 | $4.00 | 2,773,446 | $6.80 |
| Options exercisable at period end | 3,318,729 | | 2,200,787 | | 1,174,560 | |
| Weighted average fair value of options granted during the period | | $0.90 | | $0.90 | | $0.93 |

The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Weighted Average Remaining Number Outstanding | Weighted Average Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $0.53-0.70 | 489,650 | 7.80 | $0.54 | 432,150 | $0.53 |
| $0.98-1.45 | 3,203,527 | 8.00 | $1.18 | 1,575,030 | $1.08 |
| $1.50-2.20 | 680,404 | 6.00 | $2.12 | 608,245 | $2.17 |
| $2.30-3.40 | 24,957 | 7.10 | $2.82 | 17,263 | $2.84 |
| $3.80-5.31 | 96,157 | 4.20 | $4.44 | 92,230 | $4.45 |
| $5.80-8.31 | 32,723 | 3.40 | $6.20 | 29,525 | $6.20 |
| $9.06-13.44 | 218,627 | 5.10 | $12.31 | 218,377 | $12.31 |
| $14.69-20.00 | 253,785 | 4.20 | $17.00 | 253,476 | $17.00 |
| $23.36-35.00 | 42k707 | 3.10 | $34.97 | 42,707 | $34.97 |
| $40.00-55.32 | 28,763 | 4.30 | $51.08 | 28,763 | $51.08 |
| $63.10-74.61 | 1,544 | 5.40 | $72.39 | 1,544 | $72.39 |
| $118.60-175.00 | 18,194 | 5.10 | $155.84 | 18,194 | $155.84 |
| $190.00-193.03 | 957 | 4.20 | $192.71 | 957 | $192.71 |
| $294.80-294.80 | 268 | 0.20 | $294.80 | 268 | $294.80 |
| | 5,092,263 | 7.20 | $3.80 | 3,318,729 | $5.14 |

On November 14, 2000, the Company offered to certain employees, officers and directors, including the executive mentioned above, other than the chairman, the right to re-price certain outstanding stock options to an exercise price equal to $16.90, the closing price of the Company's Class A common stock on NASDAQ on November 14, 2000. Options to purchase an aggregate of up to 632,799 shares were repriced. As of December 31, 2001 options to purchase 532,595 shares were outstanding. The re-priced options will vest at the same rate that they would have vested under their original terms except that shares issuable upon exercise of these options were not able to be sold until after November 14, 2001. Pursuant to FIN 44, since the new exercise price was equal to the fair market value of the Company's common stock on the new measurement date, the Company did not record any compensation cost in connection with this program. However, depending upon movements in the market value of the Company's Class A common stock, this accounting treatment may result in significant non-cash compensation charges in future periods. To date, the Company has not recorded any compensation charge as the fair market value of the Company's common stock has been below the new exercise price.

### (13) Employee Stock and Savings Plans

### 401 (k) Plan

On January 3, 2000, the Company established a 401(k) Plan ("the plan"). Subject to Internal Revenue Service Code limitations, participants may contribute from 1% to 15% of pay each pay period on a before tax basis, subject to statutory limits. Such contributions are fully and immediately vested. The Company will match 50% of the first 6% of an employee's contribution with shares of Class A common stock. Vesting of the Company's matching contributions begins at 20% after the first anniversary of date of hire or plan commencement date, whichever is later, increasing by 20% each year thereafter through the fifth year until full vesting occurs. The Company's matching contributions of 273,129, 531,545, and 314,642 shares of Class A common stock, for the years ended December 31, 2004, 2003 and 2002 resulted in compensation expense of $400,000, $492,000, and $437,000, respectively.

Due to the acquisition of STI, the Company has various pension plans in other countries. The participants may contribute from 2.5% to 10.5% of pay each period on a before tax basis, subject to statutory limits. Such contributions are fully and immediately vested. The Company will match 4.5% up to 20% of a participant's contribution. Vesting of the Company's matching contribution is immediate. The Company's matching contributions for the years ended December 31, 2004, 2003 and 2002 amounted to $344,049, $210,000 and $454,000, respectively.

### (14) Restructuring Charges

During 2003 and 2002, restructuring charges of $1.5 million and $2.3 million, respectively, were recorded by the Company related to the relocation and consolidation of its New Jersey-based office facilities into one location and a similar consolidation of its office facilities in England. The relocation process was completed in the first 6 months of 2003. The restructuring charges are comprised of abandonment costs with respect to leases, including the write-off of leasehold improvements.

In 2004, based upon revised estimates of the previously recorded abandonment costs, largely due to a negotiated settlement of liability on one lease, $350,000 of restructuring charges were reversed.

The following sets forth the activity in the Company's restructuring reserve (in thousands):

| | For the year ended December 31, 2004 | | | |
|---|---|---|---|---|
| | Beginning balance | Current year provision (reversal) | Current year utilization | Ending balance |
| Lease abandonments | 2,747 | (350) | (1,494) | 903 |

| | For the year ended December 31, 2003 | | | |
|---|---|---|---|---|
| | Beginning balance | Current year provision (reversal) | Current year utilization | Ending balance |
| Employee termination benefits | $140 | $(129) | $(11) | — |
| Lease abandonments | 2,175 | 1,607 | (1,035) | 2,747 |
| Other exit costs | 47 | — | (47) | — |
| | $2,362 | $1,478 | $(1,093) | $2,747 |

| | For the year ended December 31, 2002 | | | |
|---|---|---|---|---|
| | Beginning balance | Current year provision (reversal) | Current year utilization | Ending balance |
| Employee termination benefits | $228 | — | $(88) | $140 |
| Lease abandonments | 539 | 2,143 | (507) | 2,175 |
| Asset disposals | — | 162 | (162) | — |
| Other exit costs | 32 | 15 | — | 47 |
| | $799 | $2,320 | $(757) | $2,362 |

### (15) Income Taxes

The provision for income taxes in 2004 consist of the following:

| | |
|---|---|
| Current taxes: | |
| Federal | $1,600 |
| State | 300 |
| | $1,900 |

There is no tax provision for 2003 and 2002 since the Company has incurred losses for tax purposes in those years and since inception. Although the Company has tax loss carryforwards which could have offset its taxable income in 2004, the availability of such net operating loss carryforwards to offset income in the current period and in the future has been determined to be significantly limited. As a result of numerous historical equity transactions, the Company has experienced "ownership changes," as defined by Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") and accordingly, the utilization of net operating loss carryforwards is limited under the change in stock ownership rules of the Code. Accordingly, the December 31, 2004 and 2003 deferred tax assets disclosed below have been adjusted to reflect the Section 382 limitation. As of December 31, 2004 and 2003, the Company had approximately $9.2 million and $10.9 of federal net operating loss carryforward available to offset future taxable income after considering the limitations under the change in stock ownership rules of the Code. Such carryforward expires ratably through 2023.

Additionally, the Company had $3.9 million and $4.3 million, respectively, of foreign net operating loss carryforwards at December 31, 2004 and 2003, which had no expiration date.

The elimination of outstanding debt in 2003 resulted in substantial income from cancellation of debt for income tax purposes. The Company intends to minimize its income tax payable as a result of the restructuring by, among other things, offsetting the income with its historical net operating losses and otherwise reducing the income in accordance with applicable income tax rules. Although the relevant tax authorities may challenge the Company's income tax positions, the Company does not expect to incur any material current income tax liability from the elimination of this debt. See Note 18.

The difference between the statutory federal income tax rate and the Company's effective tax rate for the year ending December 31, 2004 is principally due to the utilization of federal and state net operating losses. For the year ending December 31, 2003 reduction of income in accordance with applicable tax rules, and net operating losses for which no tax benefit was recorded, resulted in the difference between the statutory federal income tax rate and the Company's effective tax rate.

The effects of temporary differences and tax loss carryforwards that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below, in thousands.

| | December 31, 2004 | 2003 |
|---|---|---|
| Deferred tax assets: | | |
| Net operating loss carryforwards | $4,845 | $5,657 |
| Accounts receivable principally due to allowance for doubtful accounts | 1,345 | 1,576 |
| Plant and equipment, principally due to differences in depreciation | (582) | (208) |
| Write down of assets and investments | (665) | (1,263) |
| Accrued expenses | 411 | 199 |
| Restructuring reserve | 361 | 790 |
| Other | (210) | — |
| Gross deferred tax assets. | 5,505 | 6,751 |
| Less: valuation allowance. | (5,505) | (6,751) |
| Net deferred tax assets | $ — | $ — |

Based upon the level of historical losses and after considering projections for future taxable income over the periods in which the deferred tax assets are expected to be deductible, the Company has recorded a full valuation allowance against its net deferred tax assets, including the remaining net operating loss carryforward, since it believes that it is not more likely that not that these assets will be realized.

## (16) Valuation and Qualifying Accounts

Additions and write-offs charged to the allowance for doubtful accounts is presented below, in thousands.

| Allowance for doubtful accounts | Balance at beginning of year | Additions charged to costs and expenses | Additions from acquisitions | Balance Deductions/ write-offs | Balance at end of period |
|---|---|---|---|---|---|
| For the year ended December 31, 2002 | $14,547 | $2,596 | $ — | $9,091 | $ 8,052 |
| For the year ended December 31, 2003 | $ 8,052 | $ 1 | $ — | $3,229 | $ 4,824 |
| For the year ended December 31, 2004 | $ 4,824 | $ 410 | $ — | $1,284 | $ 3,950 |

## (17) Commitments and Contingencies

### Master Carrier Agreement

In connection with the acquisition of the EasyLink Services business from AT&T Corporation in 2001, the Company entered into a Master Carrier Agreement with AT&T. Under this agreement, AT&T has provided the Company with a variety of telecommunications services that are required in connection with the provision of the Company's services. In April, 2004, the Company entered into a Data Service Terms and Pricing attachment (the "MCA Attachment") to the Master Carrier Agreement for the renewed purchase of private line and satellite services for a minimum term of 18 months with an option by the Company to extend the term up to an additional 12 months. Under the MCA Attachment, the Company has a minimum purchase commitment for services equal to $3.6 million over the initial contract period of 18 months. If the Company terminates the network connection services or the private line and satellite services prior to the end of the applicable term or AT&T terminates the services for the Company's breach, the Company must pay to AT&T a termination charge equal to 50% of the unsatisfied minimum purchase commitment for these services for the period in which termination occurs plus 50% of the minimum purchase commitment for each remaining commitment period in the term. If the Company decides to exercise the option at the end of the initial contract period, there is no minimum purchase commitment and the service term is on a month-to-month basis. During 2003, the Company entered into a separate agreement for a term of 36 months ending in September 2006 for switched services from AT&T which includes a minimum revenue commitment of $120,000 per year. The Company has complied with the annual minimum revenue commitment for switched services through the annual period ending September 2004.

### Other Telecommunications Services

The Company has committed to purchase from MCI Worldcom a minimum of $900,000 per year in other telecommunications services through January 2007.

### Legal Proceedings

From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of business. These include claims of alleged infringement of third-party patents, trademarks, copyrights, domain names and other similar proprietary rights; employment claims; claims alleging unsolicited commercial faxes sent on behalf of the Company's customers; and contract claims. These claims include claims that some of the Company's services employ technology covered by third party patents. These claims, even if not meritorious, could require us to expend significant financial and managerial resources. No assurance can be given as to the outcome of one or more claims of this nature. If an infringement claim were determined in a manner adverse to the Company, it may be required to discontinue use of any infringing technology, to pay damages and/or to pay ongoing license fees which would increase the costs of providing service.

In connection with the termination of an agreement to sell the portal operations of the Company's discontinued India.com business, the Company brought suit against a broker that it had engaged in connection with the proposed sale of the portal operations alleging, among other things, breach of contract and misrepresentation. The broker brought a counterclaim against the Company for a brokerage fee that would have been payable on the closing of the proposed sale. The court entered a judgment in the amount of $931,000 against the Company. In response to the judgment, the Company filed a motion to alter the judgment in which the Company, among other things, requested that the Court vacate the judgment or reduce the amount of damages. On February 20, 2003, the Court vacated the original judgment and entered a declaratory judgment in EasyLink's favor that EasyLink does not owe the broker any fee or other compensation arising from the failed sale of the portal operations. On March 13, 2003, the broker filed a motion to amend the judgment or for a new trial requesting, among other things, re-instatement of the original judgment or, in the alternative, a new trial. On September 10, 2003, the Court reinstated the previously vacated judgment in favor of the broker in the original amount of $931,000. The Company filed for an appeal. The Court has permitted the Company, in lieu of posting an appeal bond, to place $400,000 into a trust account to provide funds for the payment of the judgment if upheld on appeal. The Company has paid in full the $400,000 into the trust account. Oral arguments on the appeal occurred on September 22, 2004, and the parties await the decision of the Court of Appeals. No assurance can be given as to the Company's likelihood of success or its ultimate liability, if any, in connection with this matter.

The Company previously reported that the staff of the US Securities and Exchange Commission was reviewing certain transactions accounting for approximately $4.8 million of revenue generated by its former advertising network business in 2000, a year in which the Company reported $61.2 million in total revenue. The Company announced that it has reached a settlement of the matter with the SEC. Under the settlement, the Company agreed to the entry of an SEC order requiring that it cease and desist from violations of certain reporting, record keeping and internal control provisions of the federal securities laws. The Company settled without admitting or denying the statements made in the SEC's findings. The order does not impose any fine or other penalty upon EasyLink and does not require restatement of any of EasyLink's historical financial statements.

On January 28, 2005, Steven Brin instituted a third party complaint against the Company and four other companies and two individuals for implied indemnification and/or contribution. The case was filed in the Circuit Court of Cook County, Illinois, County Department, Chancery Division, Case No. 03 CH 13062. In the underlying action against Mr. Brin in the same case, titled Jerold Rawson et al. v. Steven Brin et al., the plaintiffs filed a putative class action against Mr. Brin and the other defendants for allegedly sending or causing to be sent unsolicited advertisements to telephone facsimile machines in violation of the federal Telephone Consumer Protection Act, 47 U.S.C. ss. 227, the Illinois Consumer Fraud and Deceptive Business Practices Act and common law conversion and trespass. Mr. Brin has denied liability to the plaintiffs. Mr. Brin alleges in the third party complaint filed against the Company and the other third-party defendants, however, that, if he is found liable to the plaintiffs in the underlying complaint, then the Company and the other third party defendants should be held liable to Mr. Brin for implied indemnification and/or contribution. The Company has until April 13, 2005 to file its answer or otherwise plead to the third-party complaint, absent an extension. The plaintiff in the underlying lawsuit made an offer to the defendants to settle the claim for $30,000. Although we intend to defend this lawsuit vigorously, we cannot assure you that our ultimate liability, if any, in connection with this matter will not have a material effect on our results of operations, financial condition or cash flow.

### Other

The Company's tax filings may be subject to challenge by various tax authorities. See Note 15. Although the Company believes its tax positions are in accordance with the relevant laws and regulations, they may be subject to interpretation by such authorities. The Company cannot predict whether any changes to its anticipated tax positions and filings could impact its results of operations, financial condition or cash flows.

## (18) Quarterly Financial Information - Unaudited

2004 Condensed Quarterly Consolidated Statements of Operations (in thousands, except per share data)

| | Fourth Quarter | Third Quarter | Second Quarter | First Quarter |
|---|---|---|---|---|
| Revenues | $20,941 | $22,509 | $24,053 | $24,336 |
| Cost of revenues | 8,207 | 8,428 | 9,764 | 10,325 |
| Gross profit | 12,734 | 14,081 | 14,289 | 14,011 |
| Operating expenses | 12,680 | 8,024 | 12,595 | 13,141 |
| Income (loss) from operations | 54 | 6,057 | 1,694 | 870 |
| Gain/(loss) from debt restructuring | 984 | -- | -- | -- |
| Other income/(expense) net | (75) | (16) | (230) | 13 |
| Income from continuing operations before taxes | 1,113 | 6,041 | 1,464 | 883 |
| Provision for Income taxes | 150 | 1,550 | 170 | 30 |
| Net income | 963 | 4,491 | 1,294 | 853 |
| Basic and diluted income per share: | | | | |
| Income from continuing operations | $0.02 | $0.10 | $0.03 | $0.02 |
| Loss from discontinued operations | -- | -- | -- | -- |
| Net income | $0.02 | $0.10 | $0.03 | $0.02 |

2003 Condensed Quarterly Consolidated Statements of Operations (in thousands, except per share data)

| | Fourth Quarter | Third Quarter | Second Quarter | First Quarter |
|---|---|---|---|---|
| Revenues | $24,738 | $25,065 | $25,802 | $25,742 |
| Cost of revenues | 11,622 | 10,863 | 13,361 | 13,707 |
| Gross profit | 13,116 | 14,202 | 12,441 | 12,035 |
| Operating expenses | 12,571 | 12,760 | 12,787 | 14,595 |
| Income (loss) from operations | 545 | 1,442 | (346) | (2,560) |
| Gain/(loss) from debt restructuring | 412 | -- | 47,026 | 6,640 |
| Other income/(expense) net | (116) | (75) | (304) | (778) |
| Income from continuing operations | 841 | 1,367 | 46,376 | 3,302 |
| Loss from discontinued operations | (100) | (838) | -- | -- |
| Net income | 741 | 529 | 46,376 | 3,302 |
| Basic and diluted income per share: | | | | |
| Income from continuing operations | $0.02 | $0.03 | $1.28 | $0.19 |
| Loss from discontinued operations | -- | (0.02) | -- | -- |
| Net income | $0.02 | $0.01 | $1.28 | $0.19 |

Due to changes in the number of shares outstanding, quarterly loss per share amounts do not necessarily add to the totals for the years.

## (19) Geographic Disclosure

| | Geographic Information For the Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| United States: | | | |
| Revenues | $ 67,973 | $ 77,019 | $ 89,356 |
| Operating income (loss) | 2,517 | (175) | (84,543) |
| Total assets | 50,624 | 49,408 | 58,704 |
| Long lived assets | 22,335 | 27,585 | 34,317 |
| All other regions: | | | |
| Revenues | 23,867 | 24,328 | 24,998 |
| Operating income (loss) | 1,143 | (742) | (2,390) |
| Total assets | (98) | 4 | 2,307 |
| Long lived assets | 901 | 951 | 1,544 |

Significant country included in all other regions

| | | | |
|---|---|---|---|
| United Kingdom: | | | |
| Revenues | 20,516 | 20,463 | 20,940 |
| Operating income (loss) | 1,713 | 172 | (1,798) |
| Total assets | 3,020 | 1,176 | 2,453 |
| Long lived assets | 575 | 541 | 938 |

Geographic data is classified based on the location of the Company's operation that provides selling and general account maintenance of the customer's accounts.

The Board of Directors
EasyLink Services Corporation:

We have audited the accompanying consolidated balance sheets of EasyLink Services Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EasyLink Services Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with US generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(b) to the consolidated financial statements, the Company has a working capital deficiency and an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/KPMG LLP

New York, New York
April 11, 2005

2004 Stockholder Data

| | Fourth Quarter | Third Quarter | Second Quarter | First Quarter |
|---|---|---|---|---|
| High | $1.66 | $1.50 | $2.17 | $1.90 |
| Low | $1.12 | $1.15 | $1.09 | $1.35 |

2003 Stockholder Data

| | Fourth Quarter | Third Quarter | Second Quarter | First Quarter |
|---|---|---|---|---|
| High | $1.96 | $2.65 | $0.88 | $1.00 |
| Low | $1.11 | $0.63 | $0.45 | $0.40 |

The Nasdaq closing market price at February 28, 2005 was $1.08.

### Dividends

The Company has never declared or paid any cash dividends on its common stock and does not anticipate paying any cash dividends on its stock in the foreseeable future. The Company currently intends to retain future earnings, if any, to pay its obligations and to finance the expansion of its business. The Company's credit agreement with Wells Fargo Foothill, Inc. contains a prohibition on any distribution or any declaration or payment of any dividends (in cash or other property, other than common stock) on, or purchase, acquisition, redemption, or retirement of any of any stock, of any class, of the Company.

### Number Of Security Holders

At February 28, 2005, the approximate number of holders of record of Class A common stock was 637, although there were many more beneficial owners.

### Stock Listings

The principal market on which the common stock is traded is the NASDAQ National Market under the symbol "EASY."

This annual report may contain statements of a forward-looking nature relating to the future events or the future financial results of EasyLink. Investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, investors should specifically consider the various factors that could cause actual events or results to differ materially from those indicated from such forward-looking statements. These risks and uncertainties are described in the Company's most recent prospectus and other filings filed with the Securities and Exchange Commission and in subsequent filings with the Securities and Exchange Commission.

## BOARD OF DIRECTORS

**Thomas Murawski**
Chairman, President and Chief Executive Officer

**Robert Casale**
Former Group President Brokerage Information Services Group, ADP

**Peter Holzer**
Former Executive Vice President and Director - Strategic Planning and Development for The Chase Manhattan Corporation (now JPMorganChase)

**George Knapp**
Special Limited Partner and Consultant to MidMark Equity Partners, L.P. and Former Corporate Vice President of ITT

**John Petrillo**
Former AT&T senior executive responsible for global corporate strategy and business development

**Dennis Raney**
Former Chief Financial Officer, eONE Global, LP and Novell, Inc.

**Eric Zahler**
President and Chief Operating Officer of Loral Space & Communications

## EXECUTIVE OFFICERS

**Thomas Murawski**
Chairman, President and Chief Executive Officer

**Michael Doyle**
Vice President and Chief Financial Officer

**Gary MacPhee**
Executive Vice President and General Manager

**Richard Gooding**
Executive Vice President and General Manager

**David Ambrosia**
Executive Vice President and General Counsel

## OFFICE LOCATIONS

Corporate Headquarters
33 Knightsbridge Road
Piscataway,
New Jersey, 08854

Phone: 1 800 624-5266
Fax: 1 888 317-0992
E-mail: sales@EasyLink.com

Outside the United States
International Corporate Headquarters
EasyLink Services Corporation
4 Norton Folgate
London UK, E16DB

Phone: 44 207 551-8700
Fax: 44 207 628-2500
E-mail: international@EasyLink.com

www.EasyLink.com
NASDAQ: EASY